As filed with the Securities and Exchange Commission on February 23, 1996


                                                    Registration No. 333-363

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1993
                            ------------------------
                            F&M NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

           Virginia                           6711                   54-0857462
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)     Classification Code Number)   Identification No.)

                            ------------------------
                                 38 Rouss Avenue
                           Winchester, Virginia 22601

                                (540) 665-4200

       (Address, including zip code, and telephone number, including area code of registrant's principal executive office)
                            ------------------------
                                 Alfred B. Whitt
                       Senior Vice President and Secretary
                            F&M National Corporation
                                 38 Rouss Avenue
                           Winchester, Virginia 22601

                                 (540) 665-4200

            (Name, address, including zip code, and telephone number,
                    including area code of agent for service)
                            ------------------------
                                   Copies to:
George P. Whitley, Esq.                             Hugh B. Wellons, Esq.
LeClair Ryan                                        Mays & Valentine
707 East Main Street, 11th Floor                    P. O. Box 1122
Richmond, Virginia 23219                            Richmond, Virginia  23208
                            ------------------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

                            ------------------------


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            F&M NATIONAL CORPORATION

                             CROSS-REFERENCE SHEET
           Pursuant to Rule  404(a) of the  Securities  Act and Item
              501(b) of Regulation  S-K,  Showing the Location or
                 Heading in the Prospectus and proxy Statement
               of the Information Required by part I of Form S-4

              Form S-4                                                                         Location or Heading in
       Item Number and Caption                                                             Prospectus and Proxy Statement
A.       Information About the Transaction
         1.       Forepart of the Registration Statement and
                  Outside Cover Page of Prospectus.....................Cover Page of Registration Statement; Outside Front Cover
                                                                       Page of Proxy Statement/Prospectus
         2.       Inside Front and Outside Back Cover Pages of
                  Prospectus...........................................Available Information; Incorporation of Certain Information
                                                                       by Reference; Table of Contents

         3.       Risk Factors, Ratio of Earnings to Fixed
                  Charges and Other Information........................Summary; Comparative Per Share Information; Recent Financial
                                                                       Data on F&M and FB&T Selected Financial Data; The
                                                                       FB&T Special Meeting; The Merger; Market Prices
                                                                       and Dividends; Information Concerning FB&T

         4.       Terms of the Transaction.............................Summary; The Merger; Comparative Rights of Shareholders;
                                                                       Description of F&M Capital Stock
         5.       Pro Forma Financial Information......................Pro Forma Condensed Financial Information
         6.       Material Contacts with the Company
                  Being Acquired.......................................Summary; The Merger--Background of and Reasons for the
                                                                       Merger, --Interests of Certain Persons in the Merger
         7.       Additional Information Required for
                  Reoffering by Persons and Parties
                  Deemed to be Underwriters                            Not Applicable
         8.       Interests of Named Experts and Counsel               Experts; Legal Opinions
         9.       Disclosure of Commission Position on
                  Indemnification for Securities Act
                  Liabilities                                          Not Applicable

B.       Information About the Registrant
         10.      Information with Respect to S-3 Registrants..........Incorporation of Certain Information by Reference; Summary;
                                                                       Market Prices and Dividends; Business of F&M; Description of
                                                                       F&M Capital Stock
         11.      Incorporation of Certain Information by
                  Reference............................................Incorporation of Certain Information Reference
         12.      Information with Respect to S-2 or S-3
                  Registrants..........................................Not Applicable
         13.      Incorporation of Certain Information by
                  Reference............................................Not Applicable
         14.      Information with Respect to Registrants Other
                  Than S-3 or S-2 Registrants..........................Not Applicable

              Form S-4                                                                         Location or Heading in
       Item Number and Caption                                                             Prospectus and Proxy Statement
C.       Information About the Company Being Acquired
         15.      Information with Respect to S-3 Companies............Not Applicable
         16.      Information with Respect to S-2 or S-3
                  Companies............................................Not Applicable

         17.      Information with Respect to Companies Other
                  Than S-3 or S-2 Companies............................Certain Information Regarding FB&T; Summary; Comparative Per
                                                                       Share Information; Recent Financial Data on F&M and FB&T
                                                                       Selected Financial Data; Market Prices and Dividends;
                                                                       Information Concerning FB&T


D.       Voting and Management Information
         18.      Information if Proxies, Consents or
                  Authorizations are to be Solicited...................Incorporation of Certain Information by Reference; Summary;
                                                                       The FB&T Special Meeting; The Merger
         19.      Information if Proxies, Consents or
                  Authorizations are not to be Solicited or
                  in an Exchange Offer.................................Not Applicable

                                                  February __, 1996


Dear Fellow Shareholders:

         You are cordially invited to attend the Special Meeting of Shareholders of FB&T Financial Corporation ("FB&T") to be held at the Main Office of Fairfax Bank & Trust Company located at 4117 Chain Bridge Road, Fairfax, Virginia on Wednesday, March 6, 1996 at 3:00 p.m.

         At this important meeting, you will be asked to consider and vote on the Agreement and Plan of Reorganization, dated as of November 22, 1995, and a related Plan of Merger (collectively, the "Merger Agreement") between the FB&T and F&M National Corporation ("F&M"). Based in Winchester, Virginia, F&M is a bank holding company with $1.83 billion in total assets at December 31, 1995 and with its principal operations currently being conducted through 11 affiliated banks in Virginia and West Virginia.

         Under the terms of the Merger Agreement, F&M will exchange shares of its common stock whose aggregate market value equals $35.00 for each share of common stock of FB&T held by you, and cash in lieu of any fractional share. In addition, two members of the Board of Directors of FB&T will be appointed by F&M to its Board of Directors upon consummation of the merger. F&M common stock is traded on the New York Stock Exchange under the symbol "FMN." It is anticipated that the merger will become effective during the early part of the second quarter of this year.

         Your Board of Directors has retained the investment banking firm of Scott & Stringfellow, Inc. to act as its financial advisor in connection with this transaction. As discussed in the accompanying Proxy Statement/Prospectus, Scott & Stringfellow has delivered to the Board of Directors its written opinion that, as of this date, the terms of the Merger Agreement are fair from a financial point of view to our shareholders.

         FB&T shareholders will not recognize gain or loss for federal income tax purposes to the extent F&M common stock is received in the merger in exchange for FB&T common stock, although the receipt of cash in lieu of fractional shares will be taxable. Details of the proposed transaction with F&M are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully in its entirety. Approval of the transaction with F&M requires the affirmative vote of at least a majority of the outstanding shares of common stock of FB&T.

         Your Board of Directors has unanimously approved the Merger Agreement and the transaction with F&M and believes that they are in the best interests of FB&T and our shareholders. Accordingly, the Board unanimously recommends that you VOTE FOR the Merger Agreement.

         WE HOPE YOU CAN ATTEND THE SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

         We look forward to seeing you at the Special Meeting.

                                      Sincerely yours,



                  RONALD W. TYDINGS                        CHARLES E. CURTIS
                  Chairman of the Board                    President

                           FB&T FINANCIAL CORPORATION
                                FAIRFAX, VIRGINIA
                            -------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                  MARCH __, 1996

                            -------------------------

         A Special Meeting of Shareholders of FB&T Financial Corporation ("FB&T") will be held on Wednesday, March __, 1996 at 3:00 p.m., at the Main Office of Fairfax Bank & Trust Company located at 4117 Chain Bridge Road, Fairfax, Virginia for the following purposes:

         1. To approve the Agreement and Plan of Reorganization, dated as of November 22, 1995, between FB&T and F&M National Corporation ("F&M") and a related Plan of Merger (collectively, the "Merger Agreement"), providing for the merger of FB&T with and into F&M upon the terms and conditions therein, including, among other things, that each issued and outstanding share of FB&T common stock will be exchanged for shares of F&M common stock with an aggregate market value equal to $35.00, with cash being paid in lieu of issuing fractional shares. The Merger Agreement is enclosed with the accompanying Proxy Statement/Prospectus as Appendix I.

         2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         Each FB&T shareholder will have the right to dissent from the Merger and to demand payment of the fair value of his shares in the event the Merger is approved and consummated. Any right of any such FB&T shareholder to receive such payment is contingent upon strict compliance with the requirements set forth in
Article 15 of the Virginia Stock Corporation Act, the full text of which is included as Appendix VII to the accompanying Proxy Statement/Prospectus.

         The Board of Directors has fixed January 25, 1996, as the record date for the Special Meeting, and only holders of record of FB&T common stock at the close of business on that date are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof.

                                          By Order of the Board of Directors

                                          T. Earl Rogers
                                          Assistant Secretary

February __, 1996

       PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR
                  NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

          THE BOARD OF DIRECTORS OF FB&T RECOMMENDS THAT SHAREHOLDERS
                         VOTE FOR THE MERGER AGREEMENT.

                           FB&T FINANCIAL CORPORATION
                                  PROXY STATEMENT

                            F&M NATIONAL CORPORATION
                                   PROSPECTUS

         This Proxy Statement/Prospectus is being furnished to shareholders of FB&T Financial Corporation ("FB&T") in connection with the solicitation of proxies by the Board of Directors of FB&T for use at its Special Meeting of Shareholders (the "Special Meeting") to be held on March __, 1996, and any postponements or adjournments thereof.

         At the Special Meeting, shareholders will be asked to approve an Agreement and Plan of Reorganization, dated as of November 22, 1995, between FB&T and F&M National Corporation, a bank holding company based in Winchester, Virginia ("F&M"), and a related Plan of Merger (collectively, the "Merger Agreement") providing for the merger of FB&T with and into F&M (the "Merger") and the exchange of common stock of FB&T ("FB&T Common Stock") for the common stock of F&M ("F&M Common Stock"). Upon consummation of the Merger, each outstanding share of FB&T Common Stock, other than shares as to which appraisal rights have been duly exercised, will be converted into and exchanged for shares of F&M Common Stock with an aggregate market value equal to $35.00. Cash will be paid in lieu of fractional shares. A copy of the Merger Agreement is included as Appendix I hereto.

     Except as described below, the market value of F&M Common Stock will be its average closing price as reported on the New York Stock Exchange (the "NYSE") for each of the ten trading days immediately preceding the closing date (the "Average Closing Price"). The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of FB&T Common Stock will then be determined by dividing $35.00 by the Average Closing Price. Accordingly, the exchange ratio will not, except as described below, be established until the effective date of the Merger. The Merger Agreement includes a price adjustment provision designed to address the situation in which the market value of F&M Common Stock increases in the unanticipated event of a proposed acquisition of F&M which would thereby dilute the number of shares of F&M Common Stock that would otherwise be issued to FB&T shareholders. In that event, the exchange ratio would fixed at that time based on market value of F&M Common Stock using the average closing price of F&M Common Stock for each of the ten trading days immediately preceding the public announcement of the proposed transaction.
See "The Merger -- Terms of the Merger."

         Scott & Stringfellow, Inc. ("Scott & Stringfellow") has rendered its opinion, updated to the date hereof, to the Board of Directors of FB&T that the terms of the Merger are fair to FB&T's shareholders from a financial point of view. See "The Merger - Opinion of Financial Advisor."

         THE BOARD OF DIRECTORS OF FB&T UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. FAILURE TO VOTE IS EQUIVALENT TO VOTING AGAINST THE PROPOSAL.

         This Proxy Statement/Prospectus also constitutes a prospectus of F&M covering up to approximately 2,796,000 shares of F&M Common Stock to be issued to shareholders of FB&T in connection with the Merger. The outstanding shares of F&M Common Stock are, and the shares offered hereby will be, listed on the NYSE and traded under the symbol "FMN." The closing price of F&M Common Stock on the NYSE on February 22, 1996 was $18.875.


         This Proxy Statement/Prospectus is first being mailed to shareholders of FB&T on or about February __, 1996.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF F&M COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

        The date of this Proxy Statement/Prospectus is February __, 1996.

                              AVAILABLE INFORMATION

         F&M and FB&T are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information with respect to F&M may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and with respect to FB&T may be inspected at the office of the National Association of Securities Dealers Stock Market, Report Section, 1735 K Street, N.W., Washington, D.C. 2006. As
permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which have been filed by F&M with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to F&M Common Stock and to which reference is hereby made for further information.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Commission by F&M are incorporated by reference in this Proxy Statement/Prospectus: (i) F&M's Annual Report on Form 10-K for the year ended December 31, 1994; (ii) F&M's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and (iii) F&M's Current Reports on Form 8-K, filed January 18, 1995, February 21, 1995, April 12, 1995, and November 24, 1995. All
documents filed by F&M pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO F&M THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED DIRECTED TO: ALFRED B. WHITT, SENIOR VICE PRESIDENT AND SECRETARY, F&M NATIONAL CORPORATION, P.O. BOX 2800, WINCHESTER, VIRGINIA 22604; TELEPHONE NUMBER (540) 665-4200. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY REQUESTED DOCUMENTS, THE REQUEST SHOULD BE MADE BY MARCH __, 1996.

                               ------------------

         The information contained in this Proxy Statement/Prospectus relating to F&M has been supplied by F&M, and the information relating to FB&T has been supplied by FB&T.

                       CERTAIN INFORMATION REGARDING FB&T

         Selected portions of certain reports filed by FB&T with the Commission are included (without the exhibits thereto) as Appendices to this Proxy Statement/Prospectus. Portions of FB&T's Annual Report on Form 10-KSB for the year ended December 31, 1994 (the "FB&T Form 10-KSB"), including FB&T's Proxy Statement for its 1995 Annual Meeting, appear as Appendix IV; portions of FB&T's 1994 Annual Report to Stockholders (the "FB&T Annual Report"), including the audited financial statements of FB&T and notes thereto, appear as Appendix V; and portions of FB&T's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1995 appears as Appendix VI. Shareholders of FB&T are urged to refer to the more detailed information on FB&T contained in Appendices IV, V, and VI. Such Appendices (excluding any documents incorporated by reference therein or exhibits thereto) are part of this Proxy Statement/Prospectus and should be carefully reviewed for the information regarding FB&T contained therein. The portions of the reports which do not appear in the Appendices, as well as the documents incorporated by reference by, or included as exhibits to, such reports are NOT a part of this Proxy Statement/Prospectus or the Registration Statement. See "Information Concerning FB&T -- General."

                               ------------------

                                TABLE OF CONTENTS

Available Information..................................   1
Incorporation of Certain Information by Reference......   1
Certain Information Regarding FB&T.....................   2
Summary................................................   3
Comparative Per Share Information......................   8

Recent Financial Data on F&M and FB&T..................   9

Selected Financial Data................................  10
The FB&T Special Meeting...............................  14
The Merger.............................................  15
Market Prices and Dividends............................  29
Pro Forma Condensed Financial Information..............  31
Information Concerning FB&T ...........................  35
Business of F&M .......................................  38
Comparative Rights of Shareholders.....................  39
Description of F&M Capital Stock.......................  44
Experts................................................  45
Legal Opinions.........................................  45
Shareholder Proposals..................................  45
Other Matters..........................................  46

APPENDICES
  I    Agreement and Plan of Reorganization and Plan of Merger
  II   Stock Option Agreement dated November 22, 1995
  III  Opinion of Scott & Stringfellow, Inc.
  IV FB&T Form 10-KSB for the year ended December 31, 1994 (including FB&T's Proxy Statement for its 1995 Annual Meeting)
  V    FB&T's 1994 Annual Report to  Shareholders
  VI   FB&T's Form 10-QSB for the quarter ended September 30, 1995
  VII Article 15 of the Virginia Stock Corporation Act Relating to Dissenters' Rights

                                     SUMMARY

         THE FOLLOWING SUMMARY IS NOT INTENDED TO BE COMPLETE DESCRIPTION OF ALL MATERIAL FACTS REGARDING F&M, FB&T AND THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING AND IS QUALIFIED IN ALL RESPECTS BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS INCLUDING THE APPENDICES HERETO AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.

THE PARTIES

         F&M. F&M is a multi-bank holding company headquartered in Winchester, Virginia. F&M has eleven subsidiary banks (the "Subsidiary Banks") that operate 78 banking offices which offer a full range of banking services principally to individuals and to small and medium sized businesses in the Shenandoah Valley of Virginia, central and northern Virginia and the eastern panhandle of West Virginia. F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired fourteen banks, which have expanded its market area and increased its market share in Virginia and West Virginia. At September 30, 1995, F&M had total assets of $1.81 billion, total deposits of $1.57 billion and total shareholders' equity of $188 million. F&M's principal executive offices are located at 38 Rouss Avenue, Winchester, Virginia 22601, and its telephone number is (540) 665-4200. See "Recent Financial Data on F&M and FB&T," "Selected Financial Data" and "Business of F&M."

         F&M Common Stock is listed for trading on the NYSE under the symbol "FMN."

         FB&T. FB&T is a one bank holding company that serves as the parent company for Fairfax Bank & Trust Company ("Fairfax Bank"). Fairfax Bank, which is a state-chartered commercial bank and member of the Federal Reserve System ("Federal Reserve"), commenced its banking business in 1985 and provides commercial and consumer banking services through eleven full-service banking offices to customers in Fairfax and Prince William Counties in Northern Virginia. At September 30, 1995, FB&T had total assets of $244.6 million, total deposits of $200.9 million, and total shareholders' equity of $17.2 million. The principal executive offices of FB&T are located at 4117 Chain Bridge Road,
Fairfax,   Virginia  22030.  See "Recent Financial Data on F&M and FB&T,"
"Selected Financial Data" and "Information Concerning FB&T." For additional information concerning FB&T, see the FB&T Form 10-KSB, including FB&T's Proxy Statement for its 1995 Annual Meeting, the FB&T Annual Report, and the FB&T Form 10-QSB for the quarter ended September 30, 1995 that are included as Appendices IV, V and VI, respectively, to this Proxy Statement/Prospectus.

         FB&T Common Stock is approved for trading on the Nasdaq National Market under the symbol "FBTC."

THE SPECIAL MEETING

         TIME, PLACE AND PURPOSE. The Special Meeting will be held on March __, 1996 at 3:00 p.m. at the Main Office of Fairfax Bank located at 4117 Chain Bridge Road, Fairfax, Virginia 22030. At the Special Meeting, FB&T shareholders will be asked to consider and vote upon a proposal to approve the Merger Agreement, attached hereto as Appendix I.

         RECORD DATE. Only holders of record of FB&T Common Stock at the close of business on January 25, 1996, will be entitled to notice of and to vote at the Special Meeting. At the record date, there were approximately 494 holders of record of the 1,269,580 shares of FB&T Common Stock then outstanding and entitled to vote at the Special Meeting. See "The FB&T Special Meeting."

TERMS OF THE MERGER

         The Merger provides for the exchange of each outstanding share of FB&T Common Stock for F&M Common Stock. F&M will then serve as the parent bank holding company for Fairfax Bank, which will continue to carry on its banking business in substantially the same manner as before the Merger.

         At the effective date of the Merger, each outstanding share of FB&T Common Stock will be exchanged for shares of F&M Common Stock with an aggregate market value equal to $35.00 (the "Exchange Ratio"), and cash in lieu of any fractional shares. Except as described below, the market value of F&M Common Stock will be its average closing price as reported on the NYSE for each of the ten trading days immediately preceding the closing date (the "Average Closing Price"). The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of FB&T Common Stock will then be established at the closing date of dividing $35.00 of the Average Closing Price (the "Exchange Ratio").


         The Merger Agreement includes a price adjustment provision for the Exchange Ratio designed to address the situation in which the market value of F&M Common Stock increases in the unanticipated event of a proposed acquisition of F&M which would thereby dilute the number of shares of F&M Common Stock that would otherwise be issued to FB&T shareholders. Accordingly, in the event: (a) F&M shall have entered into an agreement with any person to
(i) acquire, merge or consolidate, or enter into any similar transaction, with F&M, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of F&M or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of F&M; or (b) any person shall have made a bona fide proposal to F&M by public announcement or written communication that is or becomes the subject of public disclosure to acquire F&M by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any similar transaction, the Exchange Ratio will thereupon be fixed based on the market value of F&M Common Stock using the average closing price of F&M Common Stock for each of the ten trading days immediately preceding the public announcement of a transaction or event described in either (a) or (b). See "The Merger - Terms of the Merger."

         In addition, at the Effective Date, FB&T's obligations with respect to outstanding options granted under its 1985 Incentive Stock Option Plan and its Non-Employee Director Stock Compensation Plan (the "FB&T Stock Option Plans") (allowing holders to acquire an aggregate of up to 87,116 shares of FB&T Common Stock as of December 31, 1995) will be assumed by F&M and each stock option outstanding under such plans will become the right to receive, upon payment by the holder of the adjusted exercise price, that number of shares of F&M Common Stock the option holder would have received pursuant to the Merger if he or she had exercised such option immediately prior thereto, and cash in lieu of any fractional shares. The conversion of the FB&T stock options is subject to the restrictions imposed on "incentive stock options" by federal law. See "The Merger - Terms of the Merger" and "Interests of Certain Persons in the Merger."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF FB&T

         The Board of Directors of FB&T has unanimously approved the Merger, including the Merger Agreement. The Board of Directors believes that the Merger is fair to and in the best interests of the shareholders of FB&T and recommends a VOTE FOR the Merger. See "The Merger - Background of and Reasons for the Merger."

OPINION OF FINANCIAL ADVISOR

         The Board of Directors of FB&T retained Scott & Stringfellow to act as its financial advisor in connection with the Merger, and Scott & Stringfellow has rendered its opinion to the Board of Directors of FB&T that the terms of the Merger are fair from a financial point of view to the FB&T shareholders. The full text of Scott & Stringfellow's opinion, updated to the date hereof, is set forth as Appendix III to this Proxy Statement/Prospectus and should be read in its entirety with respect to the assumptions made and other matters considered and limitations on the review undertaken. See "The Merger - Opinion of Financial Advisor."


VOTE REQUIRED

         Approval of the Merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of FB&T Common Stock. As of the record date, directors and executive officers of FB&T and their affiliates beneficially owned approximately 368,869 shares of FB&T Common Stock, or approximately 29% of the shares of FB&T Common Stock outstanding on such date
(exclusive of shares of FB&T Common Stock subject to outstanding options that are currently exercisable). The directors and executive officers of FB&T have indicated their intention to vote their shares of FB&T Common Stock in favor of the Merger. See "The FB&T Special Meeting Vote Required."

         A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, AND BROKER "NON-VOTES" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT.

EFFECTIVE DATE

         The Merger will become effective at the date and time set forth on the Certificate of Merger issued by the Virginia State Corporation Commission (the "Effective Date"). The Effective Date will occur as soon as practicable following the date that all conditions specified in the Merger Agreement have been satisfied or waived. The Merger is expected to be made effective during the second quarter of 1996. F&M and FB&T each has the right, acting unilaterally, to terminate the Merger Agreement should the Merger not be consummated by September 30, 1996. See "The Merger - The Effective Date."

DISTRIBUTION OF STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

         As soon as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent (the "Exchange Agent"), to mail to each FB&T shareholder (other than dissenting shareholders) a letter of transmittal and instructions for use in order to surrender the certificates representing shares of FB&T Common Stock in exchange for certificates representing shares of F&M Common Stock. Cash (without interest) will be paid to FB&T shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of F&M Common Stock to which such shareholder would otherwise be entitled multiplied by the average of the closing prices of F&M Common Stock as reported on the NYSE during the ten trading days immediately preceding the Effective Date. See "The Merger - Surrender of Stock Certificates."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         LeClair Ryan, counsel for F&M, has delivered an opinion that, among other things, (i) no gain or loss will be recognized by FB&T shareholders to the extent they receive shares of F&M Common Stock solely in exchange for their FB&T Common Stock pursuant to the Merger, (ii) the aggregate tax basis of F&M Common Stock received by a FB&T shareholder will equal the aggregate tax basis of the FB&T Common Stock surrendered in exchange therefor by such shareholder (reduced by any amount allocable to fractional share interests for which cash is received), and (iii) the holding period of the F&M Common Stock received will generally include the holding period of the FB&T stock surrendered if the FB&T Common Stock is held as a capital asset at the Effective Date. For a more complete description of the federal income tax consequences of the Merger, see "The Merger - Certain Federal Income Tax Consequences."

         DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, IT IS RECOMMENDED THAT EACH FB&T SHAREHOLDER CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE MERGER WITH RESPECT TO THEIR PARTICULAR TAX SITUATION.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of FB&T's management, as well as certain members of the FB&T Board of Directors, have interests in the Merger in addition to their interests as shareholders of FB&T. These include, among other things, provisions in the Merger Agreement relating to indemnification of directors and officers of FB&T, appointment of two FB&T directors to the Board of Directors of F&M (which includes a $500 fee for each Board meeting attended and, in the case of nonemployee directors, an annual retainer fee of $6,500), assumption by F&M of outstanding stock options for FB&T Common Stock held by directors and employees of FB&T at an average exercise price of approximately $13.28, and eligibility for certain F&M employee benefits. Also, at the Effective Date, F&M will enter into change-in-control agreements with FB&T's executive officers Charles E. Curtis and T. Earl Rogers on terms similar to those in effect for certain of the senior executive officers of the Subsidiary Banks. These agreements follow a standard form and provide for the continuation of employment and other benefits for a two year period following the occurrence of a "change in control" of F&M, as defined in the agreement. In the event of a termination of employment during this two year period other than for "cause" or by the officer for "good reason" or during a 45 day period immediately following the first anniversary of the date on which the change in control occurred, the officer will be paid in one lump sum an amount equal to one times his average annual taxable compensation he received during the five year period immediately prior to the year of the change of control. In addition, Fairfax Bank, with the consent of F&M, has agreed to extend the term of the lease for its Main Office to December 31, 2005. That property is owned by a limited partnership, of which two FB&T directors are among twenty-three limited partners, and an FB&T director is one of three general partners. Finally, five FB&T directors own shares of F&M Common Stock. See "The Merger - Interests of Certain Persons in the Merger."


REGULATORY APPROVALS


     The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act") and the Virginia State Corporation Commission (the "Virginia SCC"). Applications were filed in
January by F&M with the Federal Reserve and the Virginia SCC. Each application has been accepted for processing. There can be no assurance that the approval of the Federal Reserve or the Virginia SCC will be obtained or as to the timing or conditions of such approvals. See "The Merger - Regulatory Approvals."


CONDITIONS TO CONSUMMATION OF THE MERGER; TERMINATION

         Consummation of the Merger is contingent upon the following unwaivable conditions: (i) receipt of the approval of the shareholders of FB&T solicited hereby; (ii) receipt of an opinion of counsel as to the tax-free nature of the Merger (except for cash received in lieu of fractional shares or upon the exercise of dissenters' rights); and (iii) approval of the Federal Reserve and the Virginia SCC. The receipt by F&M of an opinion from Yount, Hyde & Barbour, P.C., that the Merger may be accounted for under the pooling of interests accounting method is a condition to consummation of the Merger that may be waived by F&M. The Merger is also subject to satisfaction or waiver of other conditions. See "The Merger - Representations and Warranties; Conditions to the Merger" and "The Merger - Regulatory Approvals."

         The Merger Agreement may be terminated and the Merger abandoned notwithstanding shareholder approval (i) by mutual agreement of the Boards of Directors of F&M and FB&T or (ii) by either F&M or FB&T if the Effective Date has not occurred by September 30, 1996 or if certain specified events occur. See "The Merger - Waivers, Amendment and Termination."

COMBINATION OF FAIRFAX BANK WITH CERTAIN OTHER SUBSIDIARY BANKS

         F&M has two Subsidiary Banks that operate in the Northern Virginia market. F&M Bank-Hallmark, based in Springfield, Virginia with total assets of $125.6 million at September 30, 1995, operates six offices, including its Main Office in Springfield and branch offices in Alexandria, Annandale, Newington, Woodbridge, Virginia. F&M Bank-Potomac operates one office based in Herndon, Virginia and reported total assets of $57.6 million at September 30, 1995.

         F&M contemplates that two of the Subsidiary Banks, F&M Bank-Hallmark and F&M Bank-Potomac, will be combined with Fairfax Bank following the Effective Date in order to give F&M a larger and more competitive presence in the Northern Virginia market. No time frame for completing the combination has been established nor has a name for the resulting bank been determined. See "The Merger - Combination of Fairfax Bank with Certain Other Subsidiary Banks."

OPTION AGREEMENT

         As a condition of F&M's entering into the Merger Agreement and to increase the probability that the Merger will be consummated, FB&T and F&M entered into an Option Agreement, dated as of November 22, 1995 (the "Option Agreement"). The Option Agreement provides for the acquisition by F&M of up to 252,600 shares of FB&T Common Stock (approximately 19.8% of the FB&T Common Stock), subject to adjustment, at an exercise price of $22.75 per share (the "FB&T Option"). The Option Agreement is attached to this Proxy Statement/Prospectus as Appendix II.

         Exercise of the FB&T Option is permitted only upon the occurrence of the events and subject to the limitations specified in the Option Agreement. See "The Merger - The Option Agreement."

EFFECT OF THE MERGER ON THE RIGHTS OF FB&T SHAREHOLDERS

         Upon  consummation  of  the  Merger,   FB&T  shareholders  will  become
shareholders of F&M. While the rights of the former shareholders of FB&T will continue to be governed by the Virginia Stock Corporation Act (the "Virginia SCA") since F&M is a Virginia corporation, the rights of FB&T shareholders will also be as provided for under the Articles of Incorporation and Bylaws of F&M. The provisions of the Articles of Incorporation and Bylaws of F&M differ in certain material respects from the Articles of Incorporation and Bylaws of FB&T. See "Comparative Rights of Shareholders."

ACCOUNTING TREATMENT

         It is intended that the Merger will be accounted for as a pooling of interests . It is intended that F&M will receive an opinion from its outside auditors that the Merger will be accounted for as a pooling of interests. See "The Merger - Accounting Treatment."

RIGHTS OF DISSENT AND APPRAISAL

         Each holder of FB&T shares may dissent from the Merger and is entitled to the rights and remedies of dissenting shareholders provided in Article 15 of the Virginia SCA, subject to compliance with the procedures set forth therein, including the right to appraisal of his or her stock. A copy of Article 15 is attached as Appendix VII to this Proxy Statement/Prospectus and a summary thereof is included under "The Merger - Rights of Dissenting Shareholders."

RESALES OF F&M COMMON STOCK

         Shares of F&M Common Stock received in the Merger will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and major shareholders) of FB&T under applicable federal securities laws. See "The Merger - Resales of F&M Common Stock."

MARKET PRICES

         The following table discloses the price per share of F&M Common Stock and FB&T Common Stock based on the last reported sale prices per share of F&M Common Stock on the NYSE Composite Transactions List and of FB&T Common Stock on the Nasdaq National Market on November 21, 1995, the last business day prior to public announcement of the execution of the Merger Agreement, and on January 18, 1996. See "Market Prices and Dividends."



                                 PRICE PER SHARE

                                              F&M             FB&T

         November 21, 1995................ $ 18.25            $24.00
         February 22, 1996................  18.875             34.50




         BECAUSE THE MARKET PRICE OF F&M COMMON STOCK IS SUBJECT TO FLUCTUATION AND WILL LIKELY CHANGE PRIOR TO THE TIME THE EXCHANGE RATIO IS FIXED, THE PER SHARE MARKET VALUE OF F&M COMMON STOCK THAT FB&T SHAREHOLDERS WILL RECEIVE PURSUANT TO THE MERGER MAY INCREASE OR DECREASE PRIOR TO THE EFFECTIVE DATE, BUT THE AGGREGATE VALUE OF F&M COMMON STOCK RECEIVED BY FB&T SHAREHOLDERS WILL STILL EQUAL $35.00. FB&T SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR F&M COMMON STOCK.


F&M'S ACQUISITION PROGRAM

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since the beginning of 1988, F&M has acquired approximately $800 million in assets and approximately $716 million in deposits through ten bank acquisitions. Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/ Prospectus, enter into agreements to acquire one or more financial institutions. See "Business of F&M - F&M's Acquisition Program."


                        COMPARATIVE PER SHARE INFORMATION

         The table below presents selected comparative unaudited per share information (i) for F&M on a historical basis and on a pro forma combined basis assuming the Merger had been effective during the periods presented and accounted for as a pooling of interests and (ii) for FB&T on a historical basis and on a pro forma equivalent basis. The information shown below should be read in conjunction with the historical financial statements of F&M and FB&T and the respective notes thereto that are included elsewhere herein or incorporated herein by reference. Results for F&M and FB&T for the nine months ended September 30, 1995 are not necessarily indicative of results to be expected for their entire fiscal years, nor are pro forma amounts necessarily indicative of results that will be obtained on a combined basis.

         As explained more fully in Note 1 below, because the number of shares of F&M Common Stock issuable pursuant to the Exchange Ratio will not be established until the Effective Date, it is assumed for purposes of this table that 1.842 shares of F&M Common Stock will be issued for each share of FB&T Common Stock. BECAUSE THE MARKET PRICE OF F&M COMMON STOCK IS SUBJECT TO FLUCTUATION AND WILL LIKELY CHANGE PRIOR TO THE FIXING OF THE EXCHANGE RATIO, THE PRO FORMA COMBINED AND FB&T PRO FORMA EQUIVALENT AMOUNTS ARE SUBJECT TO CHANGE.



                                          NINE MONTHS ENDED                  YEAR ENDED
                                             SEPTEMBER 30                   DECEMBER 31,
                                                                   ------------------------------
                                                 1995               1994        1993         1992
                                                 ----               ----        ----         ----
PER COMMON SHARE:
NET INCOME:
   FB&T-historical.......................   $    1.44            $   1.87    $   1.90    $    1.02
   F&M-historical........................        1.07                1.25        1.16         1.09
   Pro forma combined....................        1.04                1.22        1.15         1.03
   FB&T pro forma equivalent (1).........        1.92                2.25        2.12         1.90

CASH DIVIDENDS DECLARED:
   FB&T-historical.......................   $    0.44            $   0.52    $   0.23    $      --
   F&M-historical........................        0.45                0.54        0.58         0.41
   Pro forma combined....................        0.45                0.54        0.58         0.41
   FB&T pro forma equivalent (1).........        0.83                0.99        1.07         0.75

                                            SEPTEMBER 30,          DECEMBER 31,
                                                 1995                  1994
                                                 ----                  ----
BOOK VALUE:
   FB&T-historical.......................    $   13.92             $   12.83
   F&M-historical........................        11.36                 10.25
   Pro forma combined....................        10.90                  9.85
   FB&T pro forma equivalent (1).........        20.08                 18.14



 .........
(1) FB&T pro forma equivalent amounts represents F&M's pro forma combined information multiplied by an assumed Exchange Ratio of 1.842 shares of F&M Common Stock for each share of FB&T Common Stock, which has been computed for purposes of this summary as follows: $35.00 divided by the average closing price of F&M Common Stock on the NYSE Composite Transactions List for the ten trading days extending from January 2 through January 15, 1996 ($19.00) to arrive at an assumed Exchange Ratio of 1.842 shares of F&M Common Stock for each share of FB&T Common Stock.

                      RECENT FINANCIAL DATA OF F&M AND FB&T

         F&M. For the three months ended December 31, 1995, net income for F&M was $5.7 million or $.35 per share, compared to $5.5 million or $.33 per share for the same period in 1994. For the twelve months ended December 31, 1995, net income for F&M increased to $23.4 million or $1.42 per share, from $20.7 million or $1.25 per share for 1994. At December 31, 1995 and 1994, F&M had total assets of $1.83 and $1.71 billion, respectively. Total loans were $1.05 billion at December 31, 1995, compared to $1.01 billion at year-end 1994. Deposits at December 31, 1995 increased to $1.58 billion, up from $1.49 billion at December 31, 1994.



         Total nonperforming assets, which consist of nonaccrual loans, restructured loans and foreclosed properties, were $23.9 million at December 31, 1995, a decrease of $6.1 million (20.3%) from the prior year end. The decrease in nonperforming assets helped improve the ratio of nonperforming assets to period end loans and foreclosed properties to 2.24% at December 31, 1995 from 2.94% at December 31, 1994. Relatively slow loan growth in certain of F&M's markets and improved underwriting standards permitted F&M to reduce its provision for loan losses during 1995 to $1.1 million, down from $2.5 million for 1994. At December 31, 1995, the ratio of the allowance for loan losses to period end loans was 1.42% compared to 1.53% at December 31, 1994.




         On a pro forma combined basis at December 31, 1995, the ratio of the allowance for loan losses to period end loans was 1.43%, and the ratio of nonperforming assets to period end loans and foreclosed properties was 2.25%.



         FB&T. For the three months ended December 31, 1995, FB&T posted a net loss of $238,000 or $0.19 per share, down from earnings of $641,000 or $0.51 per share for the same period in 1994. During the month of December, 1995, in preparation for the Merger, FB&T elected to increase the reserve for loan losses and implement a reserve for potential selling expenses related to certain foreclosed properties. Although FB&T policies were in compliance with generally accepted accounting principles and all reserves were deemed adequate by management and in recent regulatory reviews, FB&T decided to reflect reserve levels which were more in line with F&M guidelines. Charges to income resulting from these adjustments amounted to approximately $1.0 million. Additionally, various accounting and legal expenses related to the Merger were expensed in December.





         Following these extraordinary charges to income, net income for the twelve months ended December 31, 1995 was $1.6 million or $1.26 per share, compared to $2.4 million or $1.87 per share for 1994. Before these adjustments, FB&T earned approximately $2.4 million or $1.91 per share. As of December 31, 1995, FB&T had total assets of $243 million, total loans of $149 million and total deposits of $192 million.





         With the increase in the reserve for loan losses described above, the total allowance for loan losses increased from $1.3 million at December 31, 1994 to $2.2 million at December 31, 1995. As a result, the ratio of the reserve for loan losses to period end loans as of December 31, 1995 increased to 1.5%, compared to 1.0% at December 31, 1994. While total nonperforming assets increased approximately 10% during 1995, the 18% increase in total assets during the year resulted in the ratio of nonperforming assets to total assets decreasing from 1.52% at December 31, 1994 to 1.43% at December 31, 1995. The ratio of nonperforming assets to period end loans and foreclosed properties was 2.30% at December 31, 1995, representing no change from the 2.30% level at December 31, 1994.

         The following tables set forth certain unaudited financial data for F&M and FB&T, except that the financial data for the year ended December 31, 1994 is audited for each organization. In the opinion of the respective management's of F&M and FB&T, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of such unaudited periods have been included.

                      F&M National Corporation (Historical)

                                                      Three Months Ended
                                                         December 31,                            Year Ended
                                                          (Unaudited)                           December 31,
                                              ------------------------------------   -----------------------------------
                                                    1995               1994                1995                1994
                                                                       ----                                    ----
                                                                             (Unaudited)
                                                               (In thousands, except per share data)
Income Data
   Interest income.....................       $      34,542      $      31,229      $       133,262      $      119,613
   Interest expense....................              15,379             12,098               57,297              46,430
   Net interest income.................              19,163             19,131               75,965              73,183
   Provision for loan losses...........                 372                965                1,081               2,535
   Noninterest income..................               4,085              3,628               16,220              16,312
   Noninterest expense.................              14,344             14,465               55,995              56,283
   Income taxes........................               2,793              1,866               11,677               9,976
                                              -------------      -------------      ---------------      --------------
   Net income..........................       $       5,739      $       5,463      $        23,432      $       20,701
                                              =============      =============      ===============      ==============

Per Share Data
   Net income..........................       $        0.35      $        0.33      $          1.42      $         1.25
   Cash dividend.......................                0.16               0.14                 0.61                0.54
   Book value, end of period...........               11.69              10.25                11.69               10.25

Performance Ratios (1)
   Return on average assets............                1.30%              1.28%                1.33%               1.21%
   Return on average equity............               12.44              12.91                12.70               12.23





                                                                               Year Ended
                                                                              December 31,
                                                                    ---------------------------------
                                                                        1995                1994
                                                                                            ----
                                                                               (Unaudited)
                                                                             (In thousands)
Period End Balances
   Assets..............................                          $     1,833,820      $    1,708,493
   Loans, net of unearned income.......                                1,053,829           1,009,223
   Securities..........................                                  569,269             514,488
   Deposits............................                                1,583,477           1,491,072
   Shareholders' equity................                                  193,482             168,989




(1)  Annualized based on the three months ending December 31, 1995 and 1994.

                     FB&T Financial Corporation (Historical)

                                                      Three Months Ended
                                                         December 31,                            Year Ended
                                                          (Unaudited)                           December 31,
                                              ------------------------------------   -----------------------------------
                                                    1995               1994                1995                1994
                                                                       ----                                    ----
                                                                              (Unaudited)
                                                                (In thousands, except per share data)
Income Data
   Interest income.....................       $       4,180      $       3,559      $        15,779      $       12,412
   Interest expense....................               1,513              1,265                5,883               4,172
   Net interest income.................               2,667              2,294                9,896               8,240
   Provision for loan losses...........                 933                 31                1,068                  65
   Noninterest income..................                 650              1,231                2,429               2,695
   Noninterest expense.................               2,804              2,492                8,957               7,339
   Income taxes........................                 182                361                  725               1,168
                                              -------------      -------------      ---------------      --------------
   Net income..........................       $        (238)     $         641      $         1,575      $        2,364
                                              ==============     =============      ===============      ==============

Per Share Data
   Net income..........................       $       (0.19)     $        0.51      $          1.26      $         1.87
   Cash dividend.......................                0.16               0.13                 0.60                0.52
   Book value, end of period...........               13.34              12.83                13.34               12.83

Performance Ratios (1)
   Return on average assets............               (0.42)%             1.30%                0.73%               1.27%
   Return on average equity............               (5.77)             17.26                 9.55               15.91



                                                                              Year Ended
                                                                             December 31,
                                                                    --------------------------------
                                                                        1995                1994
                                                                                            ----
                                                                              (Unaudited)
                                                                             (In thousands)
Period End Balances
   Assets..............................                          $       243,069      $      205,672
   Loans, net of unearned income.......                                  149,062             133,988
   Securities..........................                                   41,798              47,891
   Deposits............................                                  191,514             169,952
   Shareholders' equity................                                   16,934              15,868








(1)  Annualized based on the three months ending December 31, 1995 and 1994.

                             SELECTED FINANCIAL DATA

         The following table presents selected historical financial information for F&M and FB&T and selected combined pro forma financial information for F&M and FB&T. This information is derived from and should be read in conjunction with the historical financial consolidated statements of F&M and FB&T and the respective notes thereto included elsewhere in the Proxy Statement/Prospectus or in documents incorporated herein by reference. See "Incorporation of Certain Information by Reference." All adjustments necessary to present a fair statement of results of interim periods of F&M and FB&T (which adjustments were of a normal recurring nature), in the opinion of the respective management's of F&M and FB&T, have been included. Results for F&M and FB&T for the nine months ended September 30, 1995 and 1994, are not necessarily indicative of the results to be expected for their entire fiscal years.

         The selected combined pro forma financial information showing the combined results of F&M and FB&T is provided for informational purposes only. It is not necessarily indicative of actual results that would have been achieved had the Merger been consummated on the dates at the beginning of the periods presented, nor is it necessarily indicative of future results. For additional pro forma information, see "Pro Forma Condensed Financial Information."

                      F&M National Corporation (Historical)


                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,
                                             (UNAUDITED)                              YEAR ENDED DECEMBER 31,
                                        --------------------    --------------------------------------------------------------
                                         1995          1994        1994           1993        1992          1991         1990
                                         ----          ----        ----           ----        ----          ----         ----
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA (1)
  Interest Income .................  $   98,720   $   88,384   $  119,613    $  107,534   $  103,381    $  111,848   $  112,596
  Interest expense.................      41,918       34,332       46,630        43,615       46,058        60,749       62,308
  Net interest income..............      56,802       54,052       73,183        63,919       57,323        51,099       50,288
  Provision for loan losses........         709        1,570        2,535         2,857        3,623         6,962        3,339
  Noninterest income...............      12,135       12,684       16,312        14,844       12,524        11,478        9,652
  Noninterest expense..............      41,651       41,818       56,283        48,330       43,207        40,043       38,060
  Income taxes.....................       8,884        8,110        9,976         8,844        6,733         4,262        5,176
                                     ----------   ----------   ----------    ----------   ----------    ----------   ----------
  Net income.......................  $   17,693   $   15,238   $   20,701    $   18,732   $   16,284    $   11,310   $   13,365
                                     ==========   ==========   ==========    ==========   ==========    ==========   ==========

PER SHARE DATA (1)
  Net income.......................  $     1.07   $     0.92   $     1.25    $     1.16   $     1.09    $     0.77   $     0.91
  Cash dividends...................        0.45         0.40         0.54          0.58         0.41          0.39         0.37
  Book value, end of period........       11.36        10.24        10.25          9.97         9.17          8.30         7.90
  Average shares outstanding.......      16,529       16,522       16,517        16,124       14,961        14,669       14,608

PERIOD END BALANCES (1)
  Assets...........................  $1,808,400   $1,712,626   $1,708,493    $1,670,657   $1,409,814    $1,301,720   $1,191,680
  Loans, net of unearned income....   1,025,081    1,007,138    1,009,223       959,052      781,292       766,053      761,872
  Securities.......................     548,372      511,325      514,488       502,855      434,039       354,792      271,102
  Deposits.........................   1,566,973    1,490,769    1,491,072     1,465,287    1,228,404     1,150,557    1,050,524
  Shareholders' equity.............     188,032      169,153      168,989       164,494      146,161       122,115      115,128

PERFORMANCE RATIOS  (1) (2)
  Return on average assets.........        1.35%        1.19%        1.21%         1.23%        1.22%         0.91%        1.15%
  Return on average equity.........       12.97        12.03        12.23         12.03        12.40          9.54        12.01

CAPITAL RATIOS (1)
  Leverage.........................       10.40%        9.81%        9.94%        10.41%       10.90%         9.79%        9.80%
  Risk-based:......................
     Tier 1 capital................       17.08        16.21        16.40         15.75        17.97         15.70        15.74
     Total capital.................       18.33        17.46        17.65         17.00        19.22         16.95        16.90


 .........
(1) The amounts previously reported in F&M's reports on Form 10-Q and 10-K for the periods presented have been restated to reflect the acquisition on April 6, 1995 of Bank of the Potomac accounted for as a pooling of interest.

(2)  Annualized for nine months ended September 30, 1995 and 1994.

                     FB&T FINANCIAL CORPORATION (HISTORICAL)


                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,
                                                (UNAUDITED)                        YEAR ENDED DECEMBER 31,
                                           ------------------      -------------------------------------------------------
                                            1995         1994        1994       1993       1992         1991        1990
                                            ----         ----        ----       ----       ----         ----        ----
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA
  Interest Income.....................   $ 11,599     $  8,852    $ 12,412    $  9,498    $  9,221    $  9,148    $  9,291
  Interest Expense....................      4,371        2,906       4,172       2,759       3,382       4,554       4,427
  Net interest income.................      7,228        5,946       8,240       6,739       5,839       4,594       4,864
  Provision for loan losses...........        135           34          65         348         801         900         937
  Noninterest income..................      1,780        1,464       2,695       1,751       1,028       1,378         457
  Noninterest expense.................      6,153        4,847       7,339       5,211       4,548       4,391       3,604
  Income taxes........................        907          806       1,167         926         513         226         265
                                         --------     --------    --------    --------    --------    --------    --------
  Net income..........................   $  1,813     $  1,723    $  2,364    $  2,005    $  1,005    $    455    $    515
                                         ========     ========    ========    ========    ========    ========    ========

PER SHARE DATA
  Net income..........................   $   1.44     $   1.36    $   1.87    $   1.90    $   1.02    $   0.44    $   0.50
  Cash dividends......................       0.44         0.39        0.52        0.23          --          --        0.12
  Book value, end of period...........      13.92        12.46       12.83       11.58        9.36        8.83        8.38
  Average Shares outstanding..........      1,256        1,268       1,266       1,053         983       1,038       1,020

PERIOD END BALANCES
  Assets..............................   $244,641     $203,314    $205,672    $164,836    $141,488    $129,693    $ 95,438
  Loans, net of unearned income.......    144,038      129,953     133,988     109,172      88,101      80,890      73,919
  Securities..........................     37,946       47,976      47,891      43,488      28,594      20,872       9,706
  Deposits............................    200,945      174,787     169,952     132,820     121,233     115,783      83,516
  Shareholders' equity................     17,229       15,411      15,868      14,282       9,403       7,925       7,650

PERFORMANCE RATIOS  (1)
  Return on average assets............       1.15%        1.26%       1.27%       1.37%       0.76%       0.43%       0.57%
  Return on average equity............      14.76        15.65       15.91       19.10       11.92        5.82        6.72

CAPITAL RATIOS
  Leverage............................       5.85%        6.04%       6.32%       8.66%       6.64%       6.11%       8.02%
  Risk-based:
     Tier 1 capital...................       9.98        10.06       10.25       13.48       11.66        9.78       10.80
     Total capital....................      10.97        11.12       11.30       14.52       12.79       10.78       11.93

 ........



(1)      Annualized for nine months ended September 30, 1995 and 1994.

                        Summary Pro Forma Financial Data
             F&M National Corporation and FB&T Financial Corporation



                                         NINE MONTHS ENDED
                                           SEPTEMBER 30,
                                            (UNAUDITED)                              YEAR ENDED DECEMBER 31,
                                      -----------------------       ------------------------------------------------------------
                                        1995          1994           1994        1993         1992          1991          1990
                                        ----          ----           ----        ----         ----          ----          ----
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME DATA
  Interest Income................  $   110,319    $    97,236   $   132,025  $   117,032   $   112,602   $   120,996   $   121,887
  Interest expense...............       46,289         37,238        50,602       46,374        49,440        65,303        66,735
  Net interest income............       64,030         59,998        81,423       70,658        63,162        55,693        55,152
  Provision for loan losses......          844          1,604         2,600        3,205         4,424         7,862         4,276
  Noninterest income.............       13,915         14,148        19,007       16,595        13,552        12,856        10,109
  Noninterest expense............       47,804         46,665        63,622       53,541        47,755        44,434        41,664
  Income taxes...................        9,791          8,916        11,143        9,770         7,246         4,488         5,441
                                   -----------    -----------   -----------  -----------   -----------   -----------   -----------
  Net income.....................  $    19,506    $    16,961   $    23,065  $    20,737   $    17,289   $    11,765   $    13,880
                                   ===========    ===========   ===========  ===========   ===========   ===========   ===========

PER SHARE DATA
  Net income.....................  $      1.04    $      0.90   $      1.22  $      1.15   $      1.03   $      0.71   $      0.84
  Cash dividends.................         0.45           0.40          0.54         0.58          0.41          0.39          0.37
  Book value, end of period......        10.90           9.81          9.85         9.52          8.74          7.95          7.55
  Average Shares outstanding.....       18,843         18,858        18,849       18,064        16,772        16,581        16,487

PERIOD END BALANCES
  Assets.........................  $ 2,053,041    $ 1,915,940   $ 1,914,165  $ 1,835,493   $ 1,551,302   $ 1,431,413   $ 1,287,118
  Loans, net of unearned income..    1,169,119      1,137,091     1,143,211    1,068,224       869,393       846,943       835,791
  Securities.....................      586,318        559,301       562,379      546,343       462,633       375,664       280,808
  Deposits.......................    1,767,918      1,665,556     1,661,024    1,598,107     1,349,637     1,266,340     1,134,040
  Shareholders' equity...........      205,261        184,364       184,857      178,776       155,564       130,040       122,778

PERFORMANCE RATIOS  (1)
  Return on average assets.......         1.33%          1.20%         1.21%        1.24%         1.18%         0.87%         1.10%
  Return on average equity.......        13.12          12.32         12.53        12.47         12.37          9.31         11.67

CAPITAL RATIOS
  Leverage.......................        10.01%          9.53%         9.65%       10.35%        10.56%         9.60%         9.71%
  Risk-based:
     Tier 1 capital..............        16.24          15.53         15.73        15.53         17.40         15.14         15.30
     Total capital...............        17.49          16.78         16.98        16.78         18.65         16.39         16.46

 .........



(1)      Annualized for nine months ended September 30, 1995 and 1994.

                            THE FB&T SPECIAL MEETING

DATE, PLACE AND TIME


         The Special Meeting will be held at the Main Office of Fairfax Bank located at 4117 Chain Bridge Road, Fairfax, Virginia 22030 on Wednesday, March __, 1996 at 3:00 p.m.


RECORD DATE

         Only shareholders of record at the close of business on January 25, 1996, (the "Record Date") are entitled to notice of and to vote at the Special Meeting or any adjournment thereof. At the close of business on the Record Date, FB&T had outstanding 1,269,580 shares of FB&T Common Stock outstanding held by approximately 494 shareholders of record.

VOTE REQUIRED

         Each share of FB&T Common Stock outstanding on the Record Date entitles the holder to cast one vote upon each matter properly submitted at the Special Meeting. The affirmative vote of the holders of at least a majority of the shares of FB&T Common Stock outstanding as of the FB&T Record Date, in person or by proxy, is required to approve the Merger Agreement.

         As of the Record Date, directors and executive officers of FB&T and their affiliates, persons and entities as a group owned of record and beneficially a total of approximately 368,869 shares of FB&T Common Stock, or 29% of the shares of FB&T Common Stock outstanding on such date (exclusive of shares of FB&T Common Stock subject to outstanding options that are currently exercisable). Directors and executive officers of FB&T have indicated an intention to vote their shares of FB&T Common Stock in favor of the Merger.


         A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, AND BROKER "NON-VOTES" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT.


VOTING AND REVOCATION OF PROXIES.

         Shareholders of FB&T are requested to complete, date and sign the accompanying form of proxy and return it promptly to FB&T in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF FB&T COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE MERGER AGREEMENT.

         A proxy may be revoked at any time before it is voted by giving written notice of revocation to FB&T by executing and delivering a substitute proxy to FB&T or by attending the Special Meeting and voting in person. If a FB&T shareholder desires to revoke a proxy by written notice, such notice should be mailed for receipt or delivered, on or prior to the meeting date, to Charles E. Curtis, President, FB&T Financial Corporation, 4117 Chain Bridge Road, Fairfax, Virginia 22030.

         If a sufficient number of signed proxies enabling the persons named as proxies to vote in favor of the Merger are not received by FB&T by the time scheduled for the Special Meeting, the persons named as proxies may propose one or more adjournments of a meeting to permit continued solicitation of proxies with respect to such approval. If an adjournment is proposed, unless contrary instructions are contained in the proxy, the persons named as proxies will vote in favor of such adjournment those proxies which are entitled to be voted in favor of the Merger and against such adjournment those proxies containing instructions to vote against approval of the Merger. Adjournment of the meetings will be proposed only if the Board Directors of FB&T believes that additional time to solicit proxies might permit the receipt of sufficient votes to approve the Merger. It is anticipated that any such adjournment would be for a relatively short period of time, but in no event for more than 120 days. Any shareholder may revoke such shareholder's proxy during any period of adjournment in the manner described above.

SOLICITATION OF PROXIES

         FB&T will bear the costs of its solicitation of proxies. Solicitations may be made by mail, telephone, telegraph or personally by directors, officers and employees at FB&T, none of whom will receive additional compensation for performing such services. F&M shall pay all of the expenses of printing and mailing the Proxy Statement/Prospectus.

RECOMMENDATION

         The Board of Directors of FB&T has unanimously approved the Merger Agreement and believes that the proposed transaction is fair to and in the best interests of FB&T and its shareholders. The Board of Directors of FB&T unanimously recommends that FB&T shareholders VOTE FOR approval of the Merger Agreement.

         In making its recommendation, the Board of Directors of FB&T has considered, among other things, the opinion of Scott & Stringfellow that F&M's proposal is fair to FB&T shareholders from a financial point of view. See "The Merger - Opinion of Financial Advisor."

                                   THE MERGER

         THE FOLLOWING IS A SUMMARY DESCRIPTION OF THE MATERIAL TERMS OF THE MERGER, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT WHICH IS ATTACHED AS APPENDIX I HERETO. ALL HOLDERS OF FB&T COMMON STOCK ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.

BACKGROUND OF AND REASONS FOR THE MERGER

         Fairfax Bank & Trust Company ("Fairfax Bank") opened for business in 1985 as an independent, community-oriented bank serving individuals and businesses in Fairfax and Prince William Counties and surrounding areas. Fairfax Bank formed a holding company, FB&T Financial Corporation, in 1994 in order to facilitate possible acquisitions, among other reasons. FB&T planned to expand its market area through internal growth and by possible acquisitions of other financial institutions. The Board also discussed occasionally the merger of several local banks into larger financial institutions.

         On August 16, 1995, the Board of Directors of FB&T appointed a committee consisting of Messrs. Warren E. Barry, Charles E. Curtis, and Jacques Rebibo to study the possibility of affiliating with other financial institutions. The committee reported its findings on October 19, 1995, at which meeting a resolution, consistent with the committee's report, was made and seconded that FB&T remain independent. Although a majority of the directors indicated that they would support the resolution to remain independent, the matter was tabled until the November 1995 meeting to allow for additional discussion. Management at that time had no direction from the Board to seek out a merger partner, and management did not approach any financial institution, including F&M, about the possibility of affiliating with FB&T.

         On October 25, Charles E. Curtis, President and Chief Executive Officer of FB&T, met with Wilbur Feltner, Chairman of the Board and Chief Executive Officer of F&M, to discuss an unrelated matter. At that meeting, Mr. Feltner asked Mr. Curtis if FB&T would consider an offer to affiliate with F&M. Mr. Curtis responded that FB&T intended to remain independent, but that management, in the performance of its fiduciary duty, would consider any offer received from F&M. On November 14, 1995, Mr. Curtis received a telephone call and an accompanying letter from Alfred B. Whitt, Senior Vice President and Secretary of F&M, indicating that F&M was interested in affiliating with FB&T. A copy of the letter was also delivered to Ronald W. Tydings, Chairman of FB&T's Board. This offer was unsolicited.

         The offer provided that each shareholder of FB&T would receive shares of F&M Common Stock with an aggregate market value of $35.00 per share (based on the 10 trading days before the closing) for each share of FB&T Common Stock held. In addition, the letter indicated that FB&T would have representation on F&M's Board of Directors, that there would be no changes in FB&T's senior management, and that employee benefits would be equal to or greater than those presently in place for FB&T personnel. The letter also confirmed F&M's management philosophy of maintaining its subsidiary banks' local identity and continuity of management and employees with minimal disruption in operations.

         The letter was submitted to the FB&T Board at a special meeting on November 15, 1995. The Board believed that the price offered by F&M was reasonable, but more importantly that the opportunity to affiliate with F&M, in a way that allowed Fairfax Bank to retain much of its autonomy, was not inconsistent with FB&T's philosophy of community banking and should be pursued. The Board appointed Messrs. Tydings and Curtis as its drafting committee, representing FB&T's Board in negotiations to draft a definitive agreement with F&M. At that time, the Board also retained Scott & Stringfellow as its financial advisor in negotiating the definitive agreement and providing advice on the fairness of the offer, and the Board retained Mays & Valentine as its legal counsel for this process.

         On November 17, Messrs. Tydings and Curtis had lengthy discussions with Gary S. Penrose of Scott & Stringfellow, and FB&T's attorneys, to prepare for the negotiation of the definitive agreement. F&M, FB&T, and their respective advisors met on November 20 to draft the definitive agreement. Negotiations were successfully concluded on November 21, and the Merger Agreement was submitted to the FB&T Board for consideration on that date.

         In the FB&T Board meeting held on November 21, Mr. Penrose indicated that, based on preliminary analysis, Scott & Stringfellow believed the offer to be fair to FB&T shareholders from a financial point of view. Mr. Penrose also indicated that Scott & Stringfellow's opinion would have to be confirmed in connection with the proxy solicitation process since the opinion would be included as part of the proxy statement sent to the shareholders of FB&T after Scott & Stringfellow performed an additional due diligence examination of F&M and considered market conditions at that time. The Merger Agreement specifically provides that the opinion from FB&T's financial advisor that the Merger is fair to FB&T shareholders from a financial point of view is a condition to FB&T's obligation to complete the transaction, so the FB&T Board could approve the Agreement contingent upon receiving an updated opinion from Scott & Stringfellow at the date the definitive proxy materials are sent to the shareholders of FB&T. Relying on the advice of its expert and the considerations described below, the FB&T Board unanimously approved the Merger Agreement.

         In deciding to enter into the Merger Agreement with F&M, the FB&T Board considered a number of factors, but it did not assign any relative or specific weights to the factors considered. The factors considered included the following: the price offered was approximately 50% higher than the trading price per share of FB&T Common Stock prior to the offer and represented a substantial multiple of both the book value and earnings per share of FB&T Common Stock; F&M Common Stock is traded on the New York Stock Exchange and would provide a more liquid investment vehicle for FB&T shareholders; F&M pays a higher dividend yield than FB&T; F&M has an excellent reputation for effective management of its financial institutions and a history of favorable and consistent financial results; FB&T would be permitted to designate two representatives to serve on the F&M Board, subject to the F&M Board's approval of the designees; the market area of F&M is much broader and more diverse that FB&T's, thus reducing the risks associated with operating primarily in a single market such as Northern Virginia; F&M indicated that Fairfax Bank would retain a substantial amount of autonomy in its operations; the Merger will provide Fairfax Bank with greater resources and a wider variety of products; F&M plans to combine its Northern Virginia operations, which would increase Fairfax Bank's local resources and create greater economies of scale in the area; the transaction would be substantially tax-free to FB&T shareholders to the extent they receive F&M Common Stock in exchange for their shares of FB&T Common Stock; and although F&M has a policy of remaining independent, if F&M should be acquired in the future, it will likely be at a premium, resulting in additional gains for F&M shareholders. In summation, the FB&T Board believes that the banking industry will experience significant changes in the next few years, and a larger institution with a management philosophy similar to FB&T's (and F&M's) will be better equipped to adjust to this fast-changing and competitive industry.

         Pursuant to the Merger Agreement, the officers, and employees of Fairfax Bank will not change as a result of the Merger. F&M will be permitted to designate one or more of its officers to serve as a member of Fairfax Bank's Board of Directors after the Effective Date. F&M, as the sole shareholder of Fairfax Bank after the Effective Date, will have the power to elect the directors of Fairfax Bank.

         Based on the factors described above, the Board of Directors of FB&T unanimously approved the Merger Agreement, because it determined that the Merger is in the best interests of FB&T and its shareholders. The FB&T directors have all committed to vote the FB&T shares under their control in favor of the Merger to the extent of their fiduciary duty and to encourage other FB&T shareholders to do likewise.

         THE FB&T DIRECTORS UNANIMOUSLY RECOMMEND THAT THE FB&T SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR

         The FB&T Board of Directors retained the investment banking firm of Scott & Stringfellow to evaluate the terms of the Merger Agreement, and Scott & Stringfellow has rendered its opinion to the Board of Directors of FB&T that the terms of the Merger Agreement are fair from a financial point of view. In developing its opinion, Scott & Stringfellow reviewed and analyzed: (1) the Merger Agreement; (2) the Registration Statement; (3) FB&T's audited financial statements for the four years ended December 31, 1994; (4) FB&T's unaudited financial statements for the quarter and nine months ended September 30, 1994 and 1995, and other internal information relating to FB&T prepared by FB&T's management; (5) information regarding the trading markets for FB&T Common Stock and F&M Common Stock and the price ranges within which the respective stocks have traded; (6) the relationship of prices paid to relevant financial data such as net worth, earnings, deposits and assets in certain bank and bank holding company mergers and acquisitions in Virginia in recent years; (7) F&M's annual reports to stockholders and its financial statements for the four years ended December 31, 1994; and (8) F&M's unaudited financial statements for the quarter and nine months ended September 30, 1994 and 1995 and other internal information relating to F&M prepared by F&M's management. Scott & Stringfellow has discussed with members of FB&T's and F&M's management the background of the Merger, the reasons and basis for the Merger, and the business and future prospects of FB&T and F&M individually and as combined entity. No instructions or limitations were given or imposed in connection with the scope of or the examination or investigations made by Scott & Stringfellow in arriving at its findings. Finally, Scott & Stringfellow has conducted such other studies, analysis and investigations particularly of the banking industry, and considered such other information as it deemed appropriate, the material portion of which is described below. A copy of Scott & Stringfellow's opinion, which sets forth the assumptions made, matters considered and qualifications made on the review undertaken, is attached as Appendix III hereto and should be read in its entirety.

         Scott & Stringfellow evaluated the financial terms of the transaction using standard valuation methods, including discounted cash flow analysis, market comparable analysis, comparable acquisition analysis, and dilution analysis.


         Discounted Cash Flow Analysis. Scott & Stringfellow performed a discounted cash flow analysis under various projections to estimate the fair market value of FB&T Common Stock. Among other things, Scott & Stringfellow considered a range of asset and earnings growth for FB&T of between 7% and 10% and required equity capital level of 8.00% assets. A range of discount rates from 10% to 12% were applied to the cash flows resulting from the projections during the first five years and the residual values. The residual values were estimated by capitalizing the projected final year earnings by the discount rates, less the projected long-term growth rate of FB&T's earnings. The discount rates, growth rates and capital levels were chosen based on what Scott & Stringfellow, in its judgment, considered to be appropriate taking into account, among other things, FB&T's past and current financial performance and condition, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and particularly in the banking industry. The discounted cash flow analysis indicated a reference range of $19.94 to $27.58 per share for FB&T Common Stock. These values compare to the value of $35.000 per share of consideration for each share of FB&T Common Stock. Accordingly, the present value of FB&T Common Stock was calculated at less than the value of the consideration to be received from F&M pursuant to the Merger Agreement.


         Comparable Acquisition Analysis. Scott & Stringfellow compared the relationship of prices paid to relevant financial data such as tangible net worth, assets, deposits and earnings in 17 bank and bank holding company mergers and acquisitions in Virginia since January 1, 1992, representing all such transactions known to Scott & Stringfellow to have occurred during this period involving bank and bank holding companies, and in particular to all such transactions that have been announced or closed in 1994 and 1995 in Virginia, with the proposed Merger and found the consideration to be received by FB&T's shareholders from F&M to be within the relevant pricing ranges acceptable for such recent transactions. Specifically, based upon the most recent transactions either closed or announced in Virginia since January 1, 1992, other than the Merger, the average price to tangible book value in these transactions was
1.88 times, compared with 2.96 times for the Merger, the average price to earnings ratio was 20.7 times, compared to 17.9 times for the Merger, the average premium to deposits was 16.9% compared with 23.4% for the Merger, and the average premium to assets was 15.4% compared with 19.2% for the Merger. For purposes of computing the information with respect to the Merger, $35.00 per share of consideration for each share of FB&T Common Stock was used.


         Analysis of F&M and Virginia Bank Group. Scott & Stringfellow analyzed the performance and financial condition of F&M relative to the Virginia Bank Group, which includes the following Virginia based financial institutions:
Crestar Financial Corporation, Central Fidelity Banks, Inc., Central Virginia Bankshares, First Patriot Bankshares Corp., First Virginia Banks, Inc., George Mason Bankshares, Inc., Jefferson Bankshares, Inc., James River Bankshares, Inc., MainStreet BankGroup, Inc., Premier Bankshares Corporation, Signet Banking Corporation, and Union Bankshares Corporation. Among the financial information compared was information relating to tangible equity to assets, loans to deposits, net interest margin, nonperforming assets, total assets, non-accrual loans, and efficiency ratio, as well as a comparison of common stock liquidity. Additional information compared for the trailing nine-month period ended September 30, 1995, was (i) price to tangible book value ratio which was 1.75x for F&M, compared to an average of 1.70x for the Virginia Bank Group,
(ii) price to earnings ratio which was 13.7x for F&M, compared to an average of 13.3x for the Virginia Bank Group, (iii) return on assets which was 1.36% for F&M, compared to an average of 1.30% for the Virginia Bank Group, (iv) return on equity which was 13.01% for F&M, compared to an average of 13.78% for the Virginia Bank Group, and (v) a dividend yield of 3.32% for F&M, compared to an average of 2.76% for the Virginia Bank Group. Overall, in the opinion
of  Scott  &  Stringfellow,  F&M's  operating  performance,   financial
condition, and liquidity for its Common Stock were comparable to the Virginia Bank Group average and F&M's market value was reasonable when compared to the Virginia Bank Group. Accordingly, FB&T stockholders shall receive F&M Common Stock that is reasonably valued when compared to the Virginia Bank Group.


         Dilution Analysis. Based upon publicly available financial information on FB&T and F&M, Scott & Stringfellow considered the effect of the transaction on the book value, earnings, and market value of FB&T and F&M. The immediate effect on F&M -- assuming minimal cost savings of 10% of FB&T's non-interest expense -- was to decrease earnings by $0.02 per share or 1.35% and to dilute book value by $0.61 or 5.53%. The effect on FB&T under the same assumptions is to increase earnings of $0.65 per share or 33.20% to increase book value by $7.35 per share or 68.78% to increase dividends by $0.57 or 91.41% and to increase the November 22, 1995 market value of FB&T of $23.50 per share to $35.00. This dilution analysis does not take into account the longer term benefits for the combined companies resulting from the combination. Scott & Stringfellow concluded from this analysis that the transaction would have a significant positive effect on FB&T and the FB&T stockholders in that, historical dividends per share, net income per share and book value per share of F&M Common Stock to be received by the FB&T stockholders, after giving effect to the Exchange Ratio, would represent a substantial increase in the historical dividends per share, net income per share, and book value per share of FB&T Common Stock, although there can be no assurance that pro forma amounts are indicative of future results. See "Comparative Per Share Information."


         The summary set forth above includes the material factors considered, but does not purport to be a complete description of the presentation by Scott & Stringfellow to the FB&T Board or of the analyses performed by Scott & Stringfellow. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized above. Scott & Stringfellow believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying the preparation of its opinion. As a whole, these various analyses, contributed to Scott & Stringfellow's opinion that the terms of the Merger Agreement are fair from a financial point of view to FB&T stockholders.


         Scott & Stringfellow is a full service investment banking and brokerage firm headquartered in Richmond, Virginia, that provides a broad array of services to corporations, financial institutions and state and local governments. The Financial Institutions Group of Scott & Stringfellow actively works with financial institutions in Maryland, Virginia, North Carolina, the District of Columbia, and West Virginia on these and other matters. As part of its investment banking practice, it is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, and secondary distribution of listed and unlisted securities. Scott & Stringfellow was selected by the FB&T Board based upon its expertise and reputation in providing valuation and merger and acquisition and advisory services to financial institutions.


         In addition to the financial advisory services described above, Scott & Stringfellow has from time to time provided underwriting, financial advisory and/or brokerage services to FB&T, for which Scott & Stringfellow has received customary compensation. In the ordinary course of business, Scott & Stringfellow makes a market in FB&T COmmon Stock and F&M Common Stock and trades such securities for its own account and for the accounts of its customers.



         In exchange for its services, Scott & Stringfellow will receive from FB&T on the effective date of the Merger a fee equal to 0.5% of the total market value of the consideration received by FB&T shareholders in the Merger.


TERMS OF THE MERGER

         The Merger provides for the exchange of each outstanding share of FB&T Common Stock for F&M Common Stock. F&M will then serve as the parent bank holding company for Fairfax Bank, which will continue to carry on its banking business in substantially the same manner as before the Merger.

         At the effective date of the Merger, each outstanding share of FB&T Common Stock will be exchanged for shares of F&M Common Stock with an aggregate market value equal to $35.00 (the "Exchange Ratio"), and cash in lieu of any fractional shares. Except as described below, the market value of F&M Common Stock will be its average closing price as reported on the NYSE for each of the ten trading days immediately preceding the closing date.


         The Merger Agreement includes a price adjustment provision for the Exchange Ratio designed to address the situation in which the market value of F&M Common Stock increases in the unanticipated event of a proposed acquisition of F&M which would thereby dilute the number of shares of F&M Common Stock that would otherwise be issued to FB&T shareholders. Accordingly, in the event: (a) F&M shall have entered into an agreement with any person to
(i) acquire, merge or consolidate, or enter into any similar transaction, with F&M, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of F&M or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of F&M; or (b) any person shall have made a bona fide proposal to F&M by public announcement or written communication that is or becomes the subject of public disclosure to acquire F&M by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any similar transaction, the market value of F&M Common Stock will be based on the average closing price of F&M Common Stock for each of the ten trading days immediately preceding the public announcement of a transaction or event described in either (a) or (b).


         In addition, at the Effective Date, FB&T's obligations with respect to outstanding options granted under its 1985 Incentive Stock Option Plan and its Non-Employee Director Stock Compensation Plan (the "FB&T Stock Option Plans") (allowing holders to acquire an aggregate of up to 87,116 shares of FB&T Common Stock as of December 31, 1995) will be assumed by F&M and each stock option outstanding under such plans will become the right to receive, upon payment by the holder of the adjusted exercise price, that number of shares of F&M Common Stock the option holder would have received pursuant to the Merger if he or she had exercised such option immediately prior thereto, and cash in lieu of any fractional shares. The conversion of the FB&T stock options is subject to the restrictions imposed on "incentive stock options" by federal law.

         Shareholders of FB&T are entitled to exercise their dissenters'  rights
with   respect  to  the  Merger.   See  "The  Merger  -  Rights  of   Dissenting
Shareholders."

EFFECTIVE DATE

         If the Merger is approved by the requisite vote of the shareholders of FB&T and by the Federal Reserve and the Virginia SCC (see "The Merger Regulatory Approvals") and other conditions to the Merger are satisfied (or waived to the extent permitted by applicable law), the Merger will be consummated and effected at the time a certificate of merger is issued by the Virginia SCC pursuant to the Virginia SCA. See "The Merger - Representations and Warranties; Conditions to the Merger."

         It is anticipated that the Effective Date will occur during the early part of the second quarter of this year.

SURRENDER OF STOCK CERTIFICATES

         As soon as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent (the "Exchange Agent"), to mail to each FB&T shareholder (other than dissenting shareholders) a letter of transmittal and instructions for use in order to surrender the certificates representing shares of FB&T Common Stock in exchange for certificates representing shares of F&M Common Stock.

         FB&T SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

         Promptly after surrender of one or more certificates for FB&T Common Stock, together with a properly completed letter of transmittal, the holder of such certificates will receive a certificate or certificates representing the number of shares of F&M Common Stock to which he or she is entitled and, where applicable, a check for the amount payable in cash in lieu of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of F&M.

         Cash (without interest) will be paid to FB&T shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of F&M Common Stock to which such shareholder would otherwise be entitled multiplied by the average of the closing prices of F&M Common Stock as reported on the NYSE during the ten trading days immediately preceding the Effective Date.

         After the Effective Date, FB&T shareholders will be entitled to vote the number of shares of F&M Common Stock into which their FB&T Common Stock has been converted, regardless of whether they have surrendered their FB&T certificates. The Merger Agreement provides, however, that no dividend or distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date will be paid to the holder of any FB&T certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid (without interest).

REPRESENTATIONS AND WARRANTIES; CONDITIONS TO THE MERGER

         The Merger Agreement contains representations and warranties by F&M and FB&T regarding, among other things, their respective organizations, authorizations to enter into the Merger Agreement, capitalization, financial statements and pending and threatened litigation. These representations and warranties (except as otherwise provided in the Merger Agreement) will not survive the Effective Date.

         The obligations of F&M and FB&T to consummate the Merger are subject to the following conditions, among, others: approval and adoption of the Merger
Agreement by the requisite shareholder votes; receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the judgment of the Boards of Directors of F&M and FB&T, materially adversely affects the economic or business benefits of the Merger so as to render inadvisable consummation thereof; the absence of certain actual or threatened proceedings before a court or other governmental body relating to the Merger; receipt of a current fairness opinion from Scott & Stringfellow; and the receipt of an opinion of counsel as to certain Federal income tax consequences of the Merger. Also, under the terms of the Merger Agreement, F&M agreed that, following the Effective Date, it will indemnify those persons associated with FB&T and its subsidiaries who are entitled to indemnification as of the effective date of the Merger.

         In addition, each party's obligation to effect the Merger, unless waived, is subject to performance by the other party of its obligations under the Merger Agreement, the accuracy, in all material respects, of the representations and warranties of the other party contained therein, and the receipt of certain opinions and certificates from the other party.

REGULATORY APPROVALS

         F&M's application to acquire FB&T pursuant to the Merger is subject to approval by the Federal Reserve under the BHC Act, which requires that the Federal Reserve take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve from approving the Merger if it would result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner a restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Merger may not be consummated for thirty days after such approval pursuant to federal law in order to provide a period for the Merger to be challenged under the antitrust laws. The U.S. Department of Justice may agree to shorten the waiting period to fifteen days.

         The BHC Act provides for the publication of notice and the opportunity for administrative hearings relating to the applications, and it authorizes the regulatory agency to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could substantially delay the regulatory approvals required for consummation of the Merger.

         The Merger is further subject to the approval of the Bureau of Financial Institutions of the Virginia SCC. To obtain such approval, the Virginia SCC must conclude that the Merger will not affect detrimentally the safety or soundness of a Virginia bank.


         An application for approval of the Merger under the BHC Act was filed by F&M with the Federal Reserve. On January 23, 1996 and supplemented on February 12, 1996. The application was accepted as informationally complete on February 21, 1996. An application was filed by F&M with the Virginia SCC on January 26, 1996 and supplemented on February 13, 1996. It was accepted as informationally complete on February 14, 1996. F&M and FB&T are not aware of any other governmental approvals or actions that are required for consummation of the Merger, except as described above. Should any such approval or action be required, it is currently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained.

BUSINESS PENDING THE MERGER

         Until consummation of the Merger (or termination of the Merger Agreement), FB&T is obligated to operate its businesses only in the ordinary and usual course, consistent with past practice and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees. Until consummation of the Merger (or termination of the Merger Agreement) FB&T may not, without the consent of F&M, among other things: (a) declare or pay additional dividends on its capital stock, except for regular quarterly cash dividends in an amount not to exceed $0.154 per share; (b) enter into any merger, consolidation or business combination (other than the Merger) or any acquisition or disposition of a material amount of assets or securities or solicit proposals in respect thereof;
(c) amend its charter or bylaws; (d) issue any capital stock, except upon exercise of rights or options issued pursuant to existing employee benefits plans, programs or arrangements or effect any stock split or otherwise change its capitalization; or (e) purchase or redeem any of its capital stock. F&M has agreed to FB&T paying a special quarter dividend if necessary to ensure that the FB&T shareholders receive four quarterly dividends in 1996. This may be necessary because of the difference in dividend record and payment dates between F&M and FB&T.

WAIVER, AMENDMENT AND TERMINATION

         At any time on or prior to the Effective Date, any term or condition of the Merger may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The Merger Agreement may be amended at any time prior to the Effective Date by agreement of the parties whether before or after the Special Meeting (except that the Exchange Ratio shall not be changed after approval of the Merger Agreement by the shareholders). Any material change in a material term of the Merger Agreement would require a resolicitation of FB&T's shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to FB&T's shareholders.

         The Merger Agreement may be terminated by F&M or FB&T, whether before or after the approval of the Merger Agreement by the shareholders: (a) if the other party materially breaches any representation, warranty or agreement which is not properly cured by such breaching party; (b) if the Merger is not consummated by September 30, 1996; or (c) if the Federal Reserve or the Virginia SCC have denied approval. The Merger Agreement also may be terminated at any time by the mutual consent of F&M and FB&T. In the event of termination, the Merger Agreement shall become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties shall survive any such termination.

COMBINATION OF FAIRFAX BANK WITH CERTAIN OTHER SUBSIDIARY BANKS

         F&M has two Subsidiary Banks that operate in the Northern Virginia market. F&M Bank-Hallmark, based in Springfield, Virginia with total assets of $125.6 million at September 30, 1995, operates six offices, including its Main Office in Springfield and offices in Alexandria, Annandale, Newington, Woodbridge, Virginia. F&M Bank-Potomac operates one office based in Herndon, Virginia and reported total assets of $57.6 million at September 30, 1995.

         F&M contemplates that F&M Bank-Hallmark and F&M Bank-Potomac will be combined with Fairfax Bank following the Effective Date in order to give F&M a larger and more competitive presence in the Northern Virginia market. No time frame for completing the combination has been established nor has a name for the resulting bank been determined.

RESALES OF F&M COMMON STOCK

         All shares of F&M Common Stock received by FB&T shareholders in connection with the Merger will be freely transferable, except that F&M Common Stock received by persons who are deemed to be "affiliates" (as such term is defined in Rule 144 under the Securities Act) of FB&T may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the 1933 Act. For purposes of Rule 144 as applied to FB&T, the directors and executive officers of FB&T are the only affiliates who will be subject to the resale limitations.

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of F&M and FB&T are carried forward at their previously recorded amounts, income of the combined corporations will include income of F&M and FB&T for the entire fiscal year in which the Merger occurs, and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the Merger.

         For the Merger to qualify as a pooling of interests, it must satisfy certain conditions, including the condition that the total cash paid by F&M pursuant to the Merger Agreement for (a) fractional shares and (b) all the FB&T Common Stock held by dissenting stockholders, may not exceed 10% of the value of the FB&T Common Stock at the Effective Date. In addition, affiliates of F&M and FB&T must agree that, among other things, they will not sell any F&M Common Stock or FB&T Common Stock within 30 days prior to the Effective Date, nor sell any F&M Common Stock until such time as F&M has published financial results covering at least 30 days of the combined operations of F&M and FB&T after the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of management of FB&T and the FB&T Board may be deemed to have interests in the Merger in addition to their interests as shareholders of FB&T generally. These interests include, among others, provisions in the Merger Agreement relating to indemnification of FB&T directors and officers, directors' and officers' liability insurance, the election or appointment of two members of the FB&T Board to the F&M Board, and certain severance and other employee benefits, as described below. In each case, the FB&T Board was aware of their potential interests, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         Directors. F&M has agreed to cause two members of the FB&T Board of Directors designated by the FB&T Board and approved by F&M to become members of the F&M Board of Directors upon consummation of the Merger. The FB&T Board has designated Messrs. Curtis and Tydings for appointment to the F&M Board, but the F&M Board has not as of this date approved such appointments. F&M currently pays each director $500 for attendance at each Board meeting and, in addition, pays each nonemployee director an annual retainer of $6,500.

         Indemnification of Directors and Officers. Following the Effective Date, F&M has agreed to indemnify the directors and officers of FB&T who are currently entitled to indemnification from FB&T to the same extent and on the same conditions as they are entitled to indemnification pursuant to Virginia law and FB&T's Articles of Incorporation or Bylaws with respect to matters occurring on or prior to the Effective Date. In addition, F&M has agreed to use its reasonable best efforts to maintain FB&T's existing directors' and officers' liability policy, or some other policy providing at least comparable coverage, for a period of three years after the Effective Date.

         Stock Options. Each director and Certain officers and employees of FB&T hold options under the FB&T Stock Option Plans to acquire up to 87,116 shares of FB&T Common Stock as of December 31, 1995. Such options, to the extent not exercised prior to the Effective Date, will become, by virtue of the Merger, the right to receive, upon payment of the adjusted exercise price specified in the option, that number of shares of F&M Common Stock the option holder would have received pursuant to the Merger if he or she had exercised such option immediately prior thereto, and cash in lieu of any fractional shares. Each non-employee director of FB&T holds an option granted pursuant to FB&T's Non-Employee Director Stock Compensation Plan for 2,050 shares at a weighted average exercise price of $15.86 per share. Messrs. Charles E. Curtis and T. Earl Rogers, the executive officers of FB&T, hold options covering 30,870 and 23,705 shares, respectively, with a weighted average exercise price of $12.35 in the case of Mr. Curtis and $12.83 in the case of Mr. Rogers. See "Information Concerning FB&T - Ownership of FB&T Common Stock." In accordance with the requirements of the FB&T Stock Option Plans, the exercise price of all options granted thereunder equaled the fair market value of FB&T Common Stock at the date of grant. See "The Merger -- Terms of the Merger."


         Agreements with Messrs. Curtis and Rogers. The Merger Agreement provides that F&M will provide Messrs. Charles E. Curtis and T. Earl Rogers,
President and Executive Vice President, respectively, of Fairfax Bank with a change-in-control agreement containing terms and conditions consistent with the other agreements F&M has offered certain of the senior executive officers of the Subsidiary Banks. These agreements follow a standard form and provide for the continuation of employment and other benefits for a two year period following the occurrence of a "change in control" of F&M, as defined in the agreement. In the event of a termination of employment during this two year period other than for "cause" or by the officer for "good reason" or during a 45 day period immediately following the first anniversary of the date on which the change in control occurred, the officer will be paid in one lump sum an amount equal to one times his average annual taxable compensation he received during the five year period immediately prior to the year of the change of control.

         Employees and Benefit Plans. The Merger Agreement provides that the officers and employees of Fairfax Bank will not change as a result of the Merger. As soon as administratively practicable following the Merger, employees of FB&T will be entitled to participate in the F&M pension, benefit and similar plans on the same terms and conditions as employees of F&M. Employees of FB&T will receive credit for their years of service to FB&T for participation and vesting purposes only.

         Office Lease. Fairfax Bank has leased property for its Main Office at 4117 Chain Bridge Road in the City of Fairfax from a limited partnership of which Mr. Tydings is one of three general partners and Messrs. Tydings and Phillips are two of twenty-three limited partners. Immediately prior to executing the Merger Agreement, and with the consent of F&M, Fairfax Bank agreed to extend the initial term of that lease to December 31, 2005, with four options to renew for five years each, with current monthly rental payments of approximately $35,363, subject to certain annual cost of living adjustments.

         Ownership of F&M Common Stock by Certain FB&T Directors. The following directors of FB&T are deemed to own beneficially (which includes shares held by close relatives and children and shares held jointly with spouses or as custodians or trustees) the indicated number of shares of F&M Common Stock: Mr. Baran, 2,116 shares; Mr. Phillips, 2,516 shares; Mr. Pool, 26,952 shares; Mr. Rogers, 1,796 shares; and Mr. Tydings, 2,516 shares.

THE OPTION AGREEMENT

         The Option Agreement was entered into as a condition to F&M's entering into the Merger Agreement and is intended to increase the probability that the Merger will be consummated. Exercise of the FB&T Option may tend to make the acquisition of a controlling interest in FB&T more expensive to any prospective acquiror other than F&M even if such an acquisition would be beneficial to FB&T's stockholders. The existence of the FB&T Option is intended to make it less likely that a prospective acquiror, other than F&M, will seek a business combination with FB&T. The following is a brief summary of the FB&T Option and is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix II and incorporated by reference herein.

         The Option Agreement permits the exercise by F&M of the FB&T Option to acquire up to 252,000 shares of FB&T Common Stock at a price of $22.75 per share (which is subject to adjustments and which was the per share market price of FB&T Common Stock on the trading day immediately before the public announcement of the Merger Agreement) upon the occurrence of certain events described below. The shares subject to the FB&T Option represent approximately 19.8% of the outstanding shares of FB&T Common Stock. For the reason described below, the Option Agreement provides that the exercise price shall be payable by F&M by the tender to FB&T of readily marketable securities consisting exclusively of U.S. Government and Agency securities (the "Securities") with an aggregate market value (determined in the reasonable good faith judgment of F&M) as of the date of tender equal to or greater than the aggregate exercise price. F&M shall effect the tender of the Securities by transferring on the exercise date such Securities to an account or accounts maintained on behalf of and designated by FB&T.

         The reason the Option Agreement provides for the payment of the exercise price through the tender of the Securities is because the Articles of Incorporation of FB&T do not deny preemptive rights. Under Virginia law, unless denied in the articles of incorporation and subject to certain statutory exceptions, shareholders have a preemptive right, granted on uniform terms and conditions, to acquire proportional amounts of the corporation's unissued shares upon the decision of the board of directors to issue them. One of the statutory exceptions provides that preemptive rights do not apply with respect to shares sold other than for money. See "Comparative Rights of Shareholders."

         F&M may exercise the FB&T Option, in whole or in part, at any time or from time to time, upon or after the occurrence of a "Purchase Event." As used in the Option Agreement, a "Purchase Event" means:

         (a) FB&T shall have entered into an agreement with a person (other than F&M or its affiliates) to: (i) acquire, merge or consolidate with, or enter into any similar transaction with FB&T or Fairfax Bank, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of FB&T or Fairfax Bank, or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing more than 10% of the voting power of FB&T or Fairfax Bank;

         (b) any person shall have acquired beneficial ownership of more than 15% of the outstanding shares of FB&T Common Stock; or

         (c) a bona fide proposal is made by any person (other than F&M or its affiliates) by public announcement or written communication that is or becomes the subject of public disclosure to acquire, merge or consolidate with, or enter into any similar transaction with FB&T or Fairfax Bank, and following such proposal the stockholders of FB&T vote not to approve the Merger Agreement.

         In the event that FB&T's capitalization changes by reason of stock dividend, split-up merger, recapitalization, combination, exchange of shares or the like, the number of shares subject to the FB&T Option and the purchase price per share thereof will be adjusted so that the economic value of the FB&T Option remains unaltered.

CERTAIN FEDERAL INCOME TAX MATTERS

         F&M and FB&T have received an opinion from LeClair Ryan, counsel for F&M, to the effect that for federal income tax purposes:

         1. The Merger will  constitute a  reorganization  within the meaning of
Section 368 of the Code;

         2. No gain or loss will be recognized by F&M or FB&T as a result of the Merger;

         3. No gain or loss will be recognized by a FB&T shareholder to the extent he or she receives F&M Common Stock solely in exchange for his FB&T Common Stock pursuant to the Merger;

         4. The tax basis of the F&M Common Stock received by each FB&T shareholder will be the same as the tax basis of the FB&T stock surrendered in exchange therefor; and

         5. The holding period for each share of F&M Common Stock received by each FB&T shareholder in exchange for FB&T Common Stock will include the period for which such shareholder held the FB&T Common Stock exchanged therefore, provided such FB&T Common Stock is a capital asset in the hands of such holder at the Effective Date.

         The opinion from LeClair Ryan has been filed as an exhibit to the Registration Statement, and receipt of substantially the same opinion as of the Effective Date is a non-waivable condition to consummation of the Merger. The opinion from LeClair Ryan is based on, and the opinion to be given at the Effective Date will be based on, certain customary assumptions and representations regarding, among other things, the lack of previous dealings between F&M and FB&T, the existing and future ownership of FB&T and F&M Common Stock and the future business plans of F&M.

         Any cash received by shareholders, whether as a result of an exercise of their dissenters' rights or in lieu of the issuance of fractional shares, could result in taxable income to the shareholders. The receipt of such cash generally will be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations. In the case of cash payments in lieu of fractional shares, however, such payments will be small in amount and not a material concern to FB&T shareholders. Shareholders should consult their own tax advisors concerning proper treatment of such cash amounts.

         The preceding discussion summarizes for general information the material federal income tax consequences of the Merger to FB&T shareholders. It does not discuss all potentially relevant federal income tax matters or consequences to any foreign or other shareholders subject to special tax treatment, nor does it discuss, and no opinion has been requested regarding, any state or local tax consequences of the Merger. The tax consequences to any particular shareholder may depend on the shareholder's circumstances. FB&T shareholders are urged to consult their own tax advisors concerning federal, state and local tax consequences of the Merger with respect to their particular tax situation.

RIGHTS OF DISSENTING SHAREHOLDERS

         A shareholder of FB&T Common Stock who objects to the Merger (a "Dissenting Shareholder") and who complies with provisions of Article 15 of Title 13.1 of the Virginia SCA ("Article 15") may demand the right to receive a cash payment, if the Merger is consummated, for the fair value of his or her stock immediately before the Effective Date, exclusive of any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. In order to receive payment, a Dissenting Shareholder must deliver to FB&T before the vote is taken at the Special Meeting a written notice of intent to demand payment for his or her shares if the Merger is effectuated (an "Intent to Demand Payment') and must not vote his or her shares in favor of the Merger. The Intent to Demand Payment should be delivered to Charles E. Curtis, President, FB&T Financial Corporation, 4117 Chain Bridge Road, Fairfax, Virginia 22030. A VOTE AGAINST THE MERGER WILL NOT ITSELF CONSTITUTE SUCH WRITTEN NOTICE AND A FAILURE TO VOTE WILL NOT CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT.

         A shareholder of record of FB&T Common Stock may assert dissenters' rights as to fewer than all the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies FB&T in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. A beneficial shareholder of FB&T Common Stock may assert dissenters' rights as to shares held on his behalf by a shareholder of record only if (i) he submits to FB&T the record shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and (ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         Within 10 days after the Effective Date, FB&T is required to deliver a notice in writing (a "Dissenter's Notice") to each Dissenting Shareholder who has filed an Intent to Demand Payment and who has not voted such shares in favor of the Merger. The Dissenter's Notice shall (i) state where the demand for payment (the "Payment Demand") shall be sent and where and when stock certificates shall be deposited; (ii) supply a form for demanding payment; (iii) set a date by which FB&T must receive the Payment Demand; and (iv) be accompanied by a copy of Article 15. A Dissenting Shareholder who is sent a Dissenter's Notice must submit the Payment Demand and deposit his or her stock certificates in accordance with the terms of, and within the time frames set forth in, the Dissenter's Notice. As a part of the Payment Demand, the Dissenting Shareholder must certify whether he or she acquired beneficial ownership of the shares before or after the date of the first public announcement of the terms of the proposed Merger (the "Announcement Date"), which was November 22, 1995. FB&T will specify the Announcement Date in the Dissenter's Notice.

         Except with respect to shares acquired after the Announcement Date, FB&T shall pay a Dissenting Shareholder the amount FB&T estimates to be the fair value of his or her shares, plus accrued interest. Such payment shall be made within 30 days of receipt of the Dissenting Shareholder's Payment Demand. As to shares acquired after the Announcement Date, FB&T is only obligated to estimate the fair value of the shares, plus accrued interest, and to offer to pay this amount to the Dissenting Shareholder conditioned upon the Dissenting Shareholder's agreement to accept it in full satisfaction of his or her claim.

         If a Dissenting Shareholder believes that the amount paid or offered by FB&T is less than the fair value of his or her shares, or that the interest due is incorrectly calculated, that Dissenting Shareholder may notify FB&T of his or her own estimate of the fair value of his shares and amount of interest due and demand payment of such estimate (less any amount already received by the Dissenting Shareholder) (the "Estimate and Demand"). The Dissenting Shareholder must notify FB&T of the Estimate and Demand within 30 days after the date FB&T makes or offers to make payment to the Dissenting Shareholder.

         Within 60 days after receiving the Estimate and Demand, FB&T must either commence a proceeding in the appropriate circuit court to determine the fair value of the Dissenting Shareholder's shares and accrued interest, or FB&T must pay each Dissenting Shareholder whose demand remains unsettled the amount demanded. If a proceeding is commenced, the court must determine all costs of the proceeding and must assess those costs against FB&T, except that the court may assess costs against all or some of the Dissenting Shareholders to the extent the court finds that the Dissenting Shareholders did not act in good faith in demanding payment of the Estimate and Demand.

         The  foregoing  discussion  is a summary of the material  provisions of
Article 15. Shareholders are strongly encouraged to review carefully the full text of Article 15, which is included as Appendix VII to this Proxy Statement/Prospectus. The provisions of Article 15 are technical and complex, and a shareholder failing to comply strictly with them may forfeit his or her Dissenting Shareholder's rights. Any shareholder who intends to dissent from the Merger should review the full text of those provisions carefully and also should consult with his or her attorney. NO FURTHER NOTICE OF THE EVENTS GIVING RISE TO DISSENTERS RIGHTS OR ANY STEPS ASSOCIATED THEREWITH WILL BE FURNISHED TO FB&T SHAREHOLDERS, EXCEPT AS INDICATED ABOVE OR OTHERWISE REQUIRED BY LAW.

         Any Dissenting Shareholder who perfects his right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his or her shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See "The Merger - Certain Federal Income Tax Consequences."

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

         Both F&M and FB&T are corporations subject to the provisions of the Virginia SCA. Shareholders of FB&T, whose rights are governed by FB&T's Articles of Incorporation and Bylaws, will, upon consummation of the Merger, become shareholders of F&M. The rights of the former FB&T shareholders will then be governed by the Articles of Incorporation and Bylaws of F&M.

         There are no material differences between the rights of a FB&T shareholder under FB&T's Articles of Incorporation and Bylaws, on the one hand, and the rights of an F&M shareholder under the Articles of Incorporation and Bylaws of F&M, on the other hand, except as disclosed in the section "Comparative Rights of Shareholders."

EXPENSES OF THE MERGER

         Whether or not the Merger is consummated, FB&T and F&M will pay their own expenses incident to preparing, entering into and carrying out the Merger Agreement, preparing and filing the Registration Statement of which this Proxy Statement/Prospectus is a part, except under circumstances involving willful breaches of certain provisions of the Merger Agreement. In general, the Merger Agreement provides for each party to pay its own expenses in this regard.

         If, however, either party materially breaches the Merger Agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If Merger Agreement is terminated by FB&T because it is not approved by the FB&T shareholders, FB&T must pay 50% of F&M's costs in this transaction, provided that the maximum amount that FB&T may be responsible to F&M for shall be limited to $50,000.

         FB&T and F&M have incurred and will continue to incur expenses related to the Merger, which expenses include, among other things, legal fees, filing fees, accounting fees, investment banking fees, printing charges and costs of mailing.

                           MARKET PRICES AND DIVIDENDS

MARKET PRICES

         F&M Common Stock has been listed for trading on the NYSE under the symbol "FMN" since December 28, 1994. Prior thereto, F&M Common Stock was traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol "FMNT". Since December 15, 1993, FB&T Common Stock has traded in the over-the-counter market and been quoted on the Nasdaq National Market under the symbol "FBTC".

         The following tables set forth: (i) in the case of F&M, the high and low closing sales prices for F&M Common Stock as quoted on the Nasdaq National Market for the periods indicated through December 27, 1994, and subsequent thereto the high and low closing sales prices as reported on the NYSE Composite Transactions List; and (ii) in the case of FB&T, the high and low closing sales prices for FB&T Common Stock as quoted on the Nasdaq National Market for the periods indicated.

         F&M
                             TABLE OF CLOSING PRICES


                                                    1996                   1995                 1994
                                              --------------          ---------------      --------------
                                              HIGH       LOW          HIGH      LOW        HIGH      LOW

1st Quarter (through Feb. 22, 1996)          $19.75     $18.62       $17.12   $15.75      $16.50    $15.75
2nd Quarter............................                               17.37    15.50       16.25     15.50
3rd Quarter............................                               18.12    15.62       17.37     16.00
4th Quarter............................                               20.00    17.25       17.25     14.75

         The market value of F&M Common Stock on November 21, 1995, the last full trading day preceding the public announcement of the execution of the Merger Agreement and based on closing price of F&M Common Stock on the NYSE Composite Transactions List, was $18.25 per share. The market value of F&M Common Stock on February 22, 1996, the latest practicable date prior to the date of the Proxy Statement/Prospectus and based on the closing price on the NYSE Composite Transactions List, was $18.875 per share.

         FB&T
                             TABLE OF CLOSING PRICES

                                                     1996                      1995                     1994
                                              -------------------        -----------------        -----------------
                                               HIGH          LOW         HIGH         LOW         HIGH        LOW

1st Quarter (through Feb. 22, 1996)            34.50         32.25        $17.25      $16.00       $15.75      $14.00
2nd Quarter.............................                                   18.00       16.00        16.00       14.00
3rd Quarter.............................                                   19.75       17.00        16.50       16.25
4th Quarter.............................                                   33.00       18.50        17.25       15.25

         As of September 30, 1995, there were 7,653 record holders of F&M Common Stock. As of January 25, 1996, the record date set for the FB&T Special Meeting, there were approximately 494 record holders of FB&T Common Stock.

DIVIDENDS

         The following tables reflect the cash dividends per share paid during each quarter on F&M Common Stock and FB&T Common Stock for the periods indicated. In the case of F&M, the information in the table below may vary for certain periods from the dividends declared during the quarter in cases where the dividend was paid in the quarter following its declaration. In addition, the amounts shown for F&M have not been restated and adjusted to reflect (i) the acquisitions on April 6, 1995 of Bank of the Potomac and on July 1, 1994 of both PNB Financial Corporation and Hallmark Bank and Trust Company, and (ii) a 2.5% stock dividend effective September 1, 1994. See "Selected Financial Data" for such restated dividend information for F&M.

         F&M
                                        1995         1994         1993
                                        ----         ----         ----

1st Quarter...........................  $0.15       $0.145       $0.140
2nd Quarter...........................   0.15        0.145        0.140
3rd Quarter...........................   0.15        0.145        0.140
4th Quarter...........................   0.16        0.150        0.145

  On February 21, 1996, F&M declared a cash dividend of $0.16 per share payable on April 23, 1996 to shareholders of record on March 25, 1996.

         FB&T
                                         1996      1995        1994         1993
                                         ----      ----        ----         ----
1st Quarter (through Feb. 22, 1996)...  $0.154   $0.154       $0.14         $0.00
2nd Quarter...........................            0.154        0.14          0.00
3rd Quarter...........................            0.154        0.14          0.25
4th Quarter...........................            0.154        0.14          0.00

         The Merger Agreement provides that FB&T may declare and pay its regular quarterly cash dividends in an amount not to exceed $0.154 per share per quarterly dividend, subject to the reasonable determination of F&M that no material change has occurred in the financial condition or results of operation of FB&T since December 31, 1994.

         F&M or F&M Bank-Winchester has paid regular cash dividends for more than 50 consecutive years.

         F&M is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiary banks. F&M's subsidiary banks are subject to certain legal restrictions on the amount of dividends they are permitted to pay to F&M. For example, a Virginia chartered bank, of which there are eight within the F&M system, is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Virginia SCC may limit the payment by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

         Under current federal law, insured depository institutions, such as the Subsidiary Banks, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in federal law). Based on the Subsidiary Banks current financial condition, F&M does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.

         As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by F&M's bank subsidiaries. The final determination of the timing, amount and payment of dividends on F&M Common Stock is at the discretion of F&M's Board of Directors and will depend upon the earnings of F&M and its subsidiaries, principally its subsidiary banks, the financial condition of F&M and other factors, including general economic conditions and applicable governmental regulations and policies.

                    PRO FORMA CONDENSED FINANCIAL INFORMATION
                                   (Unaudited)

PRO FORMA CONDENSED BALANCE SHEET

         The following unaudited pro forma condensed balance sheet combines the consolidated historical balance sheets of F&M and FB&T on the assumption that the Merger had been effective as of September 30, 1995, giving effect to the transaction on a pooling of interests accounting basis. The unaudited pro forma condensed balance sheet should be read in conjunction with the consolidated historical financial statements of F&M and FB&T, including the respective notes thereto, included elsewhere in this Proxy Statement/Prospectus or in documents incorporated herein by reference. See "Incorporation of Certain Information by Reference" and "Certain Information Regarding FB&T."

                                  F&M AND FB&T

                        PRO FORMA CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1995
                                   (UNAUDITED)


                                                                                           PRO FORMA               PRO FORMA
                                                         F&M               FB&T           ADJUSTMENTS              COMBINED
                                                                                    (IN THOUSANDS)
ASSETS
   Cash and due from banks......................    $       73,143     $      27,590                              $     100,733
   Interest-bearing deposits
     in other banks.............................               262                --                                        262
   Securities...................................           548,372            37,946                                    586,318
   Other short-term investments.................            97,193            23,664                                    120,857
   Loans, net of unearned income................         1,025,081           144,038                                  1,169,119
   Less allowance for loan losses...............            15,374             1,416                                     16,790
                                                    --------------    --------------     ----------------
         Net loans..............................         1,009,707           142,622                   --             1,152,329
   Other assets.................................            79,723            12,819                   --                92,542
                                                    --------------    --------------     ----------------        --------------
         Total assets...........................    $    1,808,400     $     244,641                   --         $   2,053,041
                                                    ==============    ==============     ================        ==============

Liabilities and Shareholders' Equity
   Deposits:
     Noninterest bearing........................    $      231,446     $      85,164                              $     316,610
     Interest bearing...........................         1,335,527           115,781                   --             1,451,308
                                                   ---------------    --------------     ----------------        --------------
         Total deposits.........................         1,566,973           200,945                   --             1,767,918
   Short-term borrowings........................            34,376            25,482                   --                59,858
   Long-term debt...............................             3,510                --                   --                 3,510
   Other liabilities............................            15,509               985                   --                16,494
                                                   ---------------    --------------     ----------------        --------------
         Total liabilities......................         1,620,368           227,412                   --             1,847,780
                                                   ---------------    --------------     ----------------        --------------

Shareholders' Equity
   Preferred Stock..............................               --                 --                   --                    --
   Common stock, par value
     $2.00 per share............................            33,103                --                4,559(1)             37,662
   Common stock, par value
     $1.25 per share............................                --             1,547              (1,547)(1)                 --
  Capital surplus..............................            57,852             8,723              (3,012)(1)             63,563
   Unrealized gain (loss) on securities
     available for sale, net....................               944               (23)                  --                   921
   Retained earnings............................            96,133             6,982                   --               103,115
                                                   ---------------    --------------     ----------------        --------------
         Total shareholders' equity.............           188,032            17,229                   --               205,261
                                                   ---------------    --------------     ----------------        --------------
         Total liabilities and
           shareholders' equity.................    $    1,808,400     $     244,641      $            --         $   2,053,041
                                                   ===============    ==============     ================        ==============

(1)  See Note (b) of Notes to Pro Forma Condensed Financial Information.

See Notes to Pro Forma Condensed Financial Information.

PRO FORMA CONDENSED STATEMENTS OF INCOME

         The following unaudited pro forma condensed statements of income present the combined statements of income of F&M and FB&T assuming that FB&T was combined at the beginning of each period presented on a pooling of interests accounting basis. These unaudited pro forma condensed statements of income should be read in conjunction with the consolidated historical financial statements of F&M and FB&T, including the respective notes thereto, included elsewhere in this Proxy Statement/Prospectus or in documents incorporated herein by reference. See "Incorporation of Certain Information by Reference" and
"Certain Information Regarding FB&T." The pro forma information is not necessarily indicative of the results of operations that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations of future periods.

                                  F&M AND FB&T

                    PRO FORMA CONDENSED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                   NINE MONTHS
                                                      ENDED                       YEARS ENDED DECEMBER 31,
                                                                   -------------------------------------------------------
                                                  SEPTEMBER 30,
                                                      1995                1994               1993              1992
                                                      ----                ----               ----              ----
                                                               (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
INTEREST INCOME
   Interest and fees on loans................   $      81,111      $      95,406       $      82,535     $      80,572
   Interest and dividends on securities......          25,815             33,420              31,648            29,257
   Federal funds sold and securities
     purchased under agreements
     to resell...............................           3,369              3,162               2,744             2,627
   Interest-bearing deposits in
   other banks...............................              24                 38                 105               145
                                                -------------      -------------       -------------     -------------
         Total interest income...............         110,319            132,026             117,032           112,601

INTEREST EXPENSE
   Deposits..................................          44,608             48,903              45,442            48,471
   Short-term borrowings.....................           1,480              1,609                 931               968
   Long-term debt............................             201                 91                  --                --
                                                -------------      -------------       -------------     -------------
         Total interest expense..............          46,289             50,603              46,373            49,439
                                                -------------      -------------       -------------     -------------
         Net interest income.................          64,030             81,423              70,659            63,162
   Provision for loan losses.................             844              2,600               3,205             4,424
                                                -------------      -------------       -------------     -------------
         Net interest income after
           provision for loan losses.........          63,186             78,823              67,454            58,738

OTHER INCOME
   Service charges on deposit accounts.......           5,516              8,045               6,447             5,289
   Securities gains, net.....................             357                746               1,796             1,055
   Other operating income....................           8,042             10,216               8,351             7,208
                                                -------------      -------------       -------------     -------------
         Total other income..................          13,915             19,007              16,594            13,552

OTHER EXPENSES
   Salaries and employee benefits............          24,344             32,309              26,331            23,967
   Net occupancy expense.....................           3,867              4,854               4,264             4,456
   Furniture and equipment expense...........           3,381              4,372               3,925             2,934
   Other operating expenses..................          16,212             22,087              19,021            16,398
                                                -------------      -------------       -------------     -------------
         Total other expenses................          47,804             63,622              53,541            47,755

   Income before income taxes................          29,297             34,208              30,507            24,535
   Income tax expense........................           9,791             11,143               9,770             7,246
                                                -------------      -------------       -------------     -------------
         Net income..........................   $      19,506      $      23,065       $      20,737     $      17,289
                                                =============      =============       =============     =============

PER SHARE DATA
   Net income................................   $        1.04      $        1.22       $        1.15     $        1.03
   Cash dividends............................             .45                .54                 .58               .41
   Average common shares outstanding.........          18,843             18,849              18,064            16,772


See Notes to Pro Forma Condensed Financial Information.

               NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION
                                   (UNAUDITED)


(a) The pro forma information presented is not necessarily indicative of the results of operations or the financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.

(b) It is assumed that the Merger will be accounted for on a pooling of interests accounting basis and, accordingly, the related pro forma adjustments have been calculated using an assumed Exchange Ratio, whereby F&M will issue 1.842 shares of F&M Common Stock for each share of FB&T Common Stock, which has been computed as follows: $35.00 divided by the average closing price of F&M Common Stock on the NYSE Composite Transactions List for the ten trading days extending from January 2 through January 15, 1996 ($19.00) to arrive at an assumed Exchange Ratio of 1.842 shares of F&M Common Stock for each share of FB&T Common Stock.

         As a result, information was appropriately adjusted for the Merger by the (i) addition of 2,279,444 shares of F&M Common Stock amounting to $4,559,000; (ii) elimination of 1,237,483 shares of FB&T Common Stock amounting to $1,547,000; and (iii) recordation of the remaining amount of $3,012,000 as a decrease in capital surplus at September 30, 1995.

(c) Per share data has been computed based on the combined historical net income applicable to common shareholders of F&M and FB&T using the historical weighted average shares outstanding of F&M Common Stock and the weighted average shares, adjusted to equivalent shares of F&M Common Stock, of FB&T, as of the earliest period presented.


                           INFORMATION CONCERNING FB&T

GENERAL

         Financial and other important information concerning FB&T is set forth in the FB&T Form 10-KSB (including FB&T's Proxy Statement for its 1995 Annual Meeting that contains, among other things, certain information concerning the directors of FB&T and annual executive compensation matters), the FB&T Annual Report (including the audited financial statements of FB&T and notes thereto), and FB&T's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1995 (which includes, among other information, unaudited financial information as of and for the nine months ended September 30, 1995), included as Appendices IV, V and VI, respectively, to this Proxy Statement/Prospectus. In addition to a more detailed description of the general business operations of FB&T, the FB&T Form 10-KSB contains an extensive discussion of FB&T's financial condition, changes in financial condition and results of operations for the three year period ended December 31, 1994. Shareholders of FB&T are urged to refer to the more detailed information on FB&T contained in Appendices IV, V and VI.

HISTORY AND BUSINESS

         FB&T is a one bank holding company formed in 1994 and headquartered in the City of Fairfax, Virginia. FB&T owns all of the outstanding stock of its sole subsidiary, Fairfax Bank. Fairfax Bank operates ten full-service banking offices in Fairfax and Prince William Counties in Northern Virginia. Since opening for business in 1985, Fairfax Bank has grown to $244.6 million in assets, $200.9 million in deposits and $17.2 million in stockholders' equity at September 30, 1995.

         Fairfax Bank is a community oriented bank that provides a broad range of banking services to small and medium-sized businesses and individuals located within its market area. These services include free consumer checking accounts, commercial checking accounts, savings programs, automated teller facilities and cash management services. Lending services include commercial, residential, construction, real estate, term and installment loans, consumer loan programs, home equity lines of credit, overdraft checking and credit card services. Although Fairfax Bank has authority to do so, it does not currently provide trust services.

         Fairfax Bank is chartered under the laws of the Commonwealth of Virginia and is a member bank of the Federal Reserve System. Fairfax Bank's deposits are insured by the Federal Deposit Insurance Corporation, and Fairfax Bank is subject to the supervision, examination and regulation of the Board of Governors of the Federal Reserve and the Virginia SCC.

         Fairfax Bank's market area covers Fairfax County, where seven of its eleven banking offices are located, and adjacent Prince William County. With a population of approximately 848,000, Fairfax County, including the City of Fairfax and Falls Church, is among the most densely populated counties in Virginia. Fairfax County's median household income is the highest in the country at $59,284 per household, nearly double the national median of $30,056. Prince William County, which borders Fairfax County to the south and is approximately the same geographic size, has also experienced rapid population growth. The population of Prince William County, including Manassas and Manassas Park, grew by 49% to approximately 250,000 between 1980 and 1990 and is projected to grow by another 29% between 1990 and the year 2000. The population and business growth in Prince William County has centered along the I-95 and I-66 corridors.

         Bank Title Company, Inc., a wholly-owned subsidiary of Fairfax Bank, was incorporated on December 31, 1988, under the laws of the Commonwealth of Virginia to engage in the land title insurance business. Bank Title Company participates in the business of land title insurance via its partnership interest in the Virginia Title Center, L.L.C. (VTC). Bank Title Company receives dividends based on its ownership interest in the VTC. VTC is engaged in selling title insurance underwritten by Investors Title Company of Chapel Hill, North Carolina. At September 30, 1995, Bank Title Company had total assets of $23,000.

         Since filing the FB&T 10-KSB, FB&T has opened its eleventh banking office in the Fair Oaks section of Fairfax County. Fairfax Bank entered into a land lease for the Fair Oaks location with a term of twenty years. In addition, Fairfax Bank extended the initial term of the lease for its Main Office located at 4117 Chain Bridge Road in the City of Fairfax on substantially similar terms as the prior lease. The lease period was extended to December 31, 2005, with four options to renew for five years each. See "The Merger--Interests of Certain Persons in the Merger."

         FB&T employed 105 full-time persons at December 31, 1995.

COMPETITION

         In its market area, Fairfax Bank is subject to intense competition from a number of local, regional and super-regional banking organizations, along with other financial institutions and companies that offer financial services, such as savings and loans associations, credit unions, securities firms, insurance companies, small loan companies, mortgage companies and other financial service enterprises. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits. Additional competition for depositors' funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors. Many of Fairfax Bank's nonbank competitors are not subject to the same extensive federal regulations that govern federally-insured banks and state regulations governing state chartered banks. As a result, such nonbank competitors may have certain advantages over Fairfax Bank in providing certain services. Many of the financial organizations in competition with Fairfax Bank have greater financial resources than Fairfax Bank and are able to offer similar services at varying costs with greater loan capacities.

OWNERSHIP OF FB&T COMMON STOCK

         The following table sets forth, as of December 31, 1995, certain information as to the shares of FB&T Common Stock beneficially owned by the FB&T directors individually and by all directors and executive officers of FB&T as a group.

                                                  NUMBER OF SHARES BENEFICIALLY
                                                  OWNED AS OF DECEMBER 31, 1995
          NAME                                        (PERCENT OF CLASS) (1)

 Allen L. Baran.................................       55,546  (4.4%)(2)(3)
 Warren E. Barry................................        7,768  *(2)(3)
 Charles E. Curtis..............................       85,805  (6.6%)(2)(4)
 James C. Hughes................................       55,857  (4.4%)(2)(3)
 Jerry M. Phillips..............................       10,642  *(3)
 Otis R. Pool...................................       82,888  (6.5%)(2)(3)
 T. Earl Rogers.................................       48,056  (3.7%)(2)(4)
 Ronald W. Tydings..............................       86,714  (6.8%)(2)(3)
 All Directors and Executive Officers...........      440,600  (33%)
    as a Group (8 persons)
---------------------
 * Indicates beneficial ownership of less than 1% of the outstanding shares of FB&T Common Stock.

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Securities Act. Under this rule, in general, a person is deemed to be the beneficial owner of security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security, of if he has the right to acquire beneficial ownership of the security within 60 days.

(2) Includes shares held by affiliated corporations, close relatives and children, and shares held jointly with spouses or as custodians or trustees, as follows: Mr. Baran, 52,614 shares; Mr. Barry, 2,205 shares; Mr. Curtis, 22,612 shares; Mr. Hughes, 901 shares; Mr. Pool, 5,691 shares; Mr. Rogers, 9,562 shares; and Mr. Tydings, 7,513 shares.

(3) Includes a total of 2,050 shares that may be acquired pursuant to currently exercisable stock options granted in June 1994 and 1995 (1,000 shares in each year, with 1994's grant adjusted for a 5% stock dividend paid on May 15, 1994) to each non-employee director pursuant to FB&T's Non-Employee Director Stock Compensation Plan.

(4) Includes shares that may be acquired pursuant to currently exercisable stock options granted under FB&T's Incentive Stock Option Plan: Mr. Rogers, 23,680 shares; and Mr. Curtis, 30,870 shares.

         Except for Messrs. Curtis, Pool and Tydings, whose beneficial ownership is shown in the table above, the only other shareholder of FB&T who beneficially owns more than 5% of the outstanding shares is Jacques Rebibo, who beneficially owned 71,011 shares (or 5.6%) of FB&T Common Stock. Mr. Rebibo is a former director of FB&T and Fairfax Bank.

                                 BUSINESS OF F&M

HISTORY AND BUSINESS

         F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired fourteen banks, which expanded its market area and increased market share in Virginia and West Virginia. F&M has eleven subsidiary banks (the "Subsidiary Banks") that operate 78 banking offices offering a full range of banking services principally to individuals and small and middle-market businesses in the Shenandoah Valley, central and northern Virginia, Southside Virginia, and the eastern panhandle of West Virginia.

         The Subsidiary Banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. Lending is focused on individuals and small and middle-market businesses in the local market regions of the Subsidiary Banks. In addition, F&M Bank-Winchester, F&M Bank-Blakeley and F&M Bank-Keyser operate trust departments offering a range of fiduciary services. F&M also operates Big Apple Mortgage which engages in residential mortgage origination and servicing in the Shenandoah Valley and the eastern panhandle of West Virginia.

         F&M has maintained its community orientation by allowing the Subsidiary Banks latitude to tailor products and services to meet community and customer needs. While F&M has preserved the autonomy of its Subsidiary Banks, it has established system-wide policies governing, among other things, lending practices, credit analysis and approval procedures, as well as guidelines for deposit pricing and investment portfolio management. In addition, F&M has established a centralized loan review team that regularly performs a detailed, on-site review and analysis of each Subsidiary Bank's loan portfolio to ensure the consistent application of credit policies and procedures system-wide. One or more senior holding company officers serve on the board of directors of each Subsidiary Bank to monitor operations and to serve as a liaison to F&M.

         F&M operates in six market regions: the Shenandoah Valley and Loudoun County; the eastern panhandle of West Virginia; Charlottesville/Albemarle County and surrounding areas; Greenville County in southside Virginia; suburban Richmond, primarily Henrico and Chesterfield Counties; the northern Virginia area that includes the eastern portions of Fairfax and Prince William Counties, Loudoun County and the Warrenton and surrounding Fauquier County area. F&M operates 39 banking offices in the Shenandoah Valley from Winchester to Harrisonburg and in Loudoun County with deposits of $843 million at September 30, 1995, nine banking offices in the eastern panhandle of West Virginia with deposits of $241 million at September 30, 1995, seven banking offices in the Charlottesville/Albemarle County and surrounding area with deposits of $60 million at September 30, 1995, three banking offices in Emporia, Virginia and surrounding Greenville County with deposits of $55 million at September 30, 1995, nine banking offices in suburban Richmond with deposits of $131 million at September 30, 1995, seven banking offices in the Fairfax and Prince William County area of northern Virginia area with deposits of $154 million at September 30, 1995 and four offices in the Warrenton and surrounding Fauquier County area with deposits of $86 million at September 30, 1995. F&M's total deposits were $1.57 billion at September 30, 1995. F&M's principal banking market is Winchester and the surrounding five Virginia counties where its lead bank, F&M Bank-Winchester, is the dominant financial institution in terms of deposit market share.

         At September 30, 1995, F&M had total consolidated assets of approximately $1.81 billion, total consolidated deposits through its banking subsidiaries of approximately $1.57 billion and consolidated shareholders' equity of approximately $188 million. F&M's total consolidated net income for the nine months ended September 30, 1995, was approximately $17.7 million, or $1.07 per share.

F&M'S ACQUISITION PROGRAM

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since the beginning of 1988, F&M has acquired approximately $800 million in assets and approximately $716 million in deposits through ten bank acquisitions. Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions.

         For additional information about F&M's business, see "Incorporation of Certain Information by Reference."

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

GENERAL

         F&M and FB&T are corporations subject to the provisions of the Virginia Stock Corporation Act (the "Virginia SCA"). Shareholders of FB&T, whose rights are governed by FB&T's Articles of Incorporation and Bylaws and by the Virginia SCA, will become shareholders of F&M upon consummation of the Merger. The rights of such shareholders as shareholders of F&M will then be governed by the Articles of Incorporation and Bylaws of F&M and by the Virginia SCA.

         The following is a summary of the material differences in the rights of shareholders of FB&T and F&M. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ARTICLES OF INCORPORATION AND BYLAWS OF EACH CORPORATION AND TO THE VIRGINIA SCA.

AUTHORIZED CAPITAL

         F&M. F&M is authorized to issue (i) 30,000,000 shares of Common Stock, par value $2.00 per share, of which 16,551,077 shares were issued and outstanding as of September 30, 1995, and (ii) 5,000,000 shares of serial Preferred Stock, without par value, of which no shares were issued and outstanding as of September 30, 1995. F&M's Articles of Incorporation authorize the F&M Board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of holders of F&M Common Stock would be subject to the rights and preferences conferred to holders of such preferred stock. See "Description of F&M Capital Stock" for additional information.

         FB&T. FB&T is authorized to issue (i) 5,000,000 shares of FB&T Common Stock, par value $1.25 per share, of which 1,237,483 shares were issued and outstanding as of September 30, 1995, and (ii) 3,000,000 shares of serial Preferred Stock, par value $1.25 per share, of which no shares were issued and outstanding as of September 30, 1995. FB&T's Articles of Incorporation authorize the FB&T Board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. Unlike the shareholders of F&M who do not have preemptive rights, the shareholders of FB&T do have preemptive rights. Accordingly and subject to certain statutory exceptions, the shareholders of FB&T are entitled to subscribe for and purchase any shares of FB&T Common Stock issued for cash in order to retain their proportionate ownership in FB&T.

DIVIDEND RIGHTS

         F&M. The holders of F&M Common Stock are entitled to share ratably in dividends when and as declared by the F&M Board of Directors out of funds legally available therefor. One of the principal sources of income to F&M is dividends from its subsidiary banks. For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends." F&M's Articles of Incorporation permit the F&M Board to issue preferred stock with terms set by the F&M Board, which terms may include the right to receive dividends ahead of the holders of F&M Common Stock. No shares of preferred stock are presently outstanding.

         FB&T. The holders of FB&T Common Stock also are entitled to share ratably in dividends when and as declared by the FB&T Board of Directors out of funds legally available therefor. The principal source of income to FB&T is dividends from Fairfax Bank. Similar to F&M, FB&T's Articles of Incorporation permit the FB&T Board to issue preferred stock with terms set by the FB&T Board, which terms may include the right to receive dividends ahead of the holders of FB&T Common Stock. No shares of preferred stock are presently outstanding.

VOTING RIGHTS

         The holders of both F&M and FB&T Common Stock have one vote for each share held on any matter presented for consideration by the shareholders. Neither the holders of F&M nor FB&T Common Stock are entitled to cumulative voting in the election of directors.

DIRECTORS AND CLASSES OF DIRECTORS

         F&M. All of F&M's directors are elected each year. F&M's Articles of Incorporation do not include a provision relating to the removal of directors. Accordingly, the removal of F&M directors is governed by the Virginia SCA which provides that shareholders may remove directors with or without cause if, in the case of F&M, the number of votes cast to remove him constitutes a majority of the outstanding shares of F&M Common Stock.

         FB&T. The FB&T Board is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase would be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act to remove directors from office, two annual meetings generally would be required to elect a majority of the FB&T Board. Under FB&T's Articles of Incorporation, directors may only be removed for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

ANTI-TAKEOVER PROVISIONS

         Certain provisions of the Virginia SCA and the Articles of Incorporation and Bylaws of F&M and FB&T may discourage an attempt to acquire control of F&M or FB&T, respectively, that a majority of either corporation's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the F&M Board or FB&T Board, respectively, did not approve.

         Classified Board of Directors; Removal of Directors. The provisions of FB&T's Articles providing for classification of the Board of Directors into three separate classes and removal of directors only for cause and with the affirmative vote of the holders of at least two-thirds of the outstanding shares may have certain anti-takeover effects.

         Authorized Preferred Stock. The Articles of Incorporation of both F&M and FB&T authorize the issuance of preferred stock. The F&M and FB&T Boards may, subject to applicable law and the rules of the NYSE in the case of F&M and the Nasdaq National Market in the case of FB&T, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as they may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of either F&M or FB&T by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

         Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of merger or exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The Virginia SCA provides that a corporation's articles may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

         The Articles of Incorporation of both F&M and FB&T provide that a Fundamental Action shall be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

         These  provisions  could tend to make the  acquisition of either F&M or
FB&T  more  difficult  to  accomplish   without  the  cooperation  or  favorable
recommendation of either the F&M or FB&T Board, as the case may be.

         Shareholder Meetings. Shareholders of both F&M and FB&T may not request that a special meeting of shareholders be called.

         State Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transaction Statute and the Control Share Acquisitions Statute.

         Affiliated Transactions. The Virginia SCA contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the Virginia SCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but neither F&M nor FB&T have done so. Therefore, the provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute apply in the same manner to F&M and FB&T.

DIRECTOR AND OFFICER EXCULPATION

         The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         F&M. The Articles of Incorporation of F&M provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of F&M shall not be liable to F&M or its shareholders for monetary damages in excess of one dollar ($1.00).

         FB&T. The Articles of Incorporation of FB&T provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of FB&T shall not be liable to FB&T or its shareholders for monetary damages.

INDEMNIFICATION

         F&M. The Articles of Incorporation of F&M provide that to the full extent permitted by the Virginia SCA and any other applicable law, F&M is required to indemnify a director or officer of F&M who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

         FB&T. Similar to F&M, the Articles of Incorporation of FB&T provide that to the full extent permitted by the Virginia SCA and any other applicable law, FB&T is required to indemnify a director or officer of FB&T who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer

DISSENTERS' RIGHTS

         The provisions of Article 15 of the Virginia SCA provide shareholders of a Virginia corporation the right to dissent from, and obtain payment of the fair value of their shares in the event of mergers, consolidations and certain other corporate transactions. However, because F&M has more than 2,000 record shareholders, unlike FB&T, shareholders of F&M are less likely to have rights to dissent from mergers, consolidations and certain other corporate transaction to which F&M is a party because Article 15 of the Virginia SCA provides that holders of shares of a Virginia corporation which has shares listed on a national securities exchange or which has at least 2,000 record shareholders are not entitled to dissenters' rights unless certain requirements are met. For additional information in this regard, see "The Merger - Rights of Dissent and Appraisal."

                        DESCRIPTION OF F&M CAPITAL STOCK

         F&M is authorized to issue (i) 30,000,000 shares of Common Stock, par value $2.00 per share, and (ii) 5,000,000 shares of serial Preferred Stock, without par value, which may be issued in series with such powers, designations, and rights as may be established from time to time by the Board of Directors. On September 30, 1995, F&M had issued and outstanding 16,551,077 shares of F&M Common Stock held by 7,653 shareholders of record. All outstanding shares of F&M Common Stock are fully paid and nonassessable. No shares of Preferred Stock have been issued.

COMMON STOCK

         Holders of shares of F&M Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. F&M's ability to pay dividends is dependent upon its earnings and financial condition of F&M and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (a) F&M would not be able to pay its debts as they become due in the usual course of business; or (b) F&M's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if F&M were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of F&M, whether voluntary or involuntary, holders of F&M Common Stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of F&M available for distribution. The dividend and liquidation rights of F&M Common Stock are subject to the rights of any Preferred Stock that may be issued and outstanding.

         Holders of F&M Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of F&M's capital stock. Holders of F&M Common Stock have no conversion or redemption rights. The shares of F&M Common Stock presently outstanding are, and those shares of F&M Common Stock to be issued in connection with the Merger will be when issued, fully paid and nonassessable. Since December 28, 1994, F&M Common Stock has been listed for trading on the NYSE. Prior to its listing on the NYSE, F&M Common Stock was traded on the Nasdaq National Market.

         F&M maintains an Employee Stock Purchase Plan (the "ESP Plan") providing that all F&M employees who have served F&M full time for over twelve months may purchase shares of F&M Common Stock through payroll deduction. An eligible employee who wishes to participate elects to contribute from 2% to 15% of his or her actual adjusted base pay (actual base pay plus overtime and shift premiums) by payroll deduction. In November, a participant may elect to bring his or her total actual contribution up to 15% of his or her annual base pay. Shares are sold by F&M to the ESP Plan fund on behalf of those participating employees at 85% of the lesser market value on January 1 or December 31 of the year. The maximum number of shares is limited for any calendar year to 50,000 plus shares available to be offered but not purchased in prior years. A total of 67,570 shares of F&M Common Stock have been issued under the ESP Plan since its inception in 1993, and a maximum of 86,180 shares are available for issuance in 1996. The administrator may decide to offer fewer than the maximum available number.

PREFERRED STOCK

         The Board of Directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of Preferred Stock at such times, for such purposes and for such consideration as it may deem advisable. The Board of Directors is also authorized to fix before the issuance thereof the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of Preferred Stock.

         The Board of Directors, without shareholder approval, may authorize the issuance of one or more series of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of F&M Common Stock and, under certain circumstances, discourage an attempt by others to gain control of F&M.

         The creation and issuance of any additional series of Preferred Stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of F&M, then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock.

                                     EXPERTS

         The consolidated financial statements of F&M incorporated in this Proxy Statement/Prospectus by reference to F&M's Annual Report on Form 10-K for the year ended December 31, 1994 have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

         The historical financial statements of FB&T contained in the FB&T Annual Report included in this Proxy Statement/Prospectus as Appendix V have been so included in reliance upon the report of Thompson & Greenspon & Co., P.C., independent certified public accountants, given on their authority as experts in auditing and accounting.

                                 LEGAL OPINIONS

         The validity of the shares of F&M Common Stock offered hereby is being passed upon for F&M by LeClair Ryan, A Professional Corporation, Richmond, Virginia. LeClair Ryan will deliver opinions to F&M and FB&T, respectively, concerning certain federal income tax consequences of the Merger. See "The Merger - Certain Federal Income Tax Consequences."

         Certain matters relating to the Merger will be passed upon for FB&T by Mays & Valentine, Richmond, Virginia.

                              SHAREHOLDER PROPOSALS

         It is not anticipated that FB&T will hold a 1996 Annual Meeting of Shareholders unless the Merger is not consummated prior to September 30, 1996. If it is not consummated within that time period, the regular Annual Meeting of FB&T will be held. Any shareholder proposals to be made at such Annual Meeting must be in accordance with the Bylaws of FB&T.

                                  OTHER MATTERS

         The FB&T Board of Directors does not intend to bring any matter before the Special Meeting other than as specifically set forth in the Notice of Special Meeting of Shareholders, nor does it know of any matter to be brought before the Special Meeting by others. If, however, any other matters properly come before the Special Meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the FB&T Board of Directors.

                                 APPENDIX I


                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of November 22, 1995, by and between F&M NATIONAL CORPORATION, a Virginia corporation ("F&M"), and FB&T FINANCIAL CORPORATION, a Virginia corporation ("FB&T").

                                   WITNESSETH:

         WHEREAS, the respective Boards of Directors of F&M and FB&T have approved the affiliation of their companies through the merger of FB&T with and into F&M pursuant to and subject to the terms and conditions of this Agreement and the Plan of Merger in the form attached hereto as Exhibit A (the "Plan of Merger"); and

         WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby;

         NOW, THEREFORE, in consideration of the mutual warranties, covenants and agreements set forth herein, the parties agree as follows.

                                    ARTICLE 1
                         THE MERGER AND RELATED MATTERS

         1.1 THE MERGER

         Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.4 hereof, FB&T shall be merged with and into F&M pursuant to the Plan of Merger (the "Merger"). The separate corporate existence of FB&T shall thereupon cease, and F&M will be the surviving corporation in the Merger.

         1.2      CONVERSION OF FB&T STOCK

         At the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, par value $1.25 per share, of FB&T ("FB&T Common Stock") issued and outstanding immediately prior to the Effective Date (other than shares held by dissenting shareholders and fractional share interests) shall cease to be outstanding and shall be converted into and exchanged for shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") whose aggregate market value equals $35.00, plus cash for fractional shares, pursuant to the terms and conditions set forth in the Plan of Merger. Each share of F&M Common Stock issued and outstanding immediately prior to the Effective Date shall continue unchanged as an outstanding share common stock of F&M, as the successor corporation.

         1.3      MEMBERSHIP ON THE BOARD OF DIRECTORS; OFFICERS AND EMPLOYEES

         (a) Upon consummation of the Merger, F&M shall cause two members of the Board of Directors of FB&T, designated by the Board of Directors of FB&T prior to the Effective Date and subject to the approval of F&M, to become members of the Board of Directors of F&M.

         (b) The officers and employees of Fairfax Bank & Trust Company, the banking subsidiary of FB&T ("Fairfax Bank"), will not change as a result of the Merger.

         (c) F&M agrees to provide Charles E. Curtis and T. Earl Rogers, President and Executive Vice-President, respectively, of Fairfax Bank, with a severance agreement containing terms and conditions consistent with those severance agreements authorized for certain of the senior executive officers of the subsidiary banks of F&M.

         1.4      THE CLOSING AND EFFECTIVE DATE

         Subject to Section 6.1, the closing of the transactions contemplated by this Agreement and the Plan of Merger shall take place at such place as may be mutually agreed upon by the parties (the "Closing"). The Merger will become effective on the date shown on the Certificate of Merger issued by the State Corporation Commission of Virginia (the "SCC") effecting the Merger (the "Effective Date"). After all of the conditions set forth in this Agreement have been satisfied or waived, the Effective Date will be the earliest practical date that is the last business day of a month, or such other date as may be acceptable to F&M and FB&T.

         1.5      DEFINITIONS

         Any term defined in this Agreement and the Plan of Merger shall have the meaning ascribed to it for purposes of this Agreement. In addition:

         (a) the term "best knowledge" when used with respect to a party shall mean the knowledge, after due and diligent inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O of the Federal Reserve Board;

         (b) the term "Material Adverse Effect", when applied to a party, shall mean any condition, event, change or occurrence (including, without limitation, (i) the making of any provisions for possible loan and lease losses, write-downs of other real estate and taxes and (ii) any breach of a representation or warranty by such party) that individually, or in the aggregate with any other condition, event, change or occurrence, has or is reasonably likely to have a negative material effect upon (i) the financial condition, results of operations or business of the party and its subsidiaries, taken as a whole, or (ii) the ability of a party to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

         (c) the term "Previously Disclosed" shall mean information set forth in a letter from one party to the other party delivered and dated not later than December 1, 1995 specifically designated as information "Previously Disclosed" pursuant to this Agreement.

                                    ARTICLE 2
                     REPRESENTATIONS AND WARRANTIES OF FB&T

         FB&T represents and warrants to F&M as follows:

         2.1      ORGANIZATION, STANDING AND POWER

         FB&T is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia with full corporate power and authority to carry on its business as now conducted. FB&T is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

         2.2      ORGANIZATION, STANDING AND POWER OF FB&T SUBSIDIARIES

         Each subsidiary of FB&T (the "FB&T Subsidiaries" and, collectively with FB&T, the "FB&T Companies") is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia with full corporate power and authority to carry on its business as now conducted and does not do business in any other states or other jurisdictions of the United States where its ownership or leasing of property or the conduct of its business requires qualification to do business. Except as Previously Disclosed, FB&T does not own, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank or savings association, partnership or other organization, except for Fairfax Bank and Bank Title Company. The outstanding shares of capital stock of each of the FB&T Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by FB&T free and clear of all liens, claims and encumbrances or preemptive rights of any person.

         2.3      AUTHORIZED AND EFFECTIVE AGREEMENT; AFFILIATED TRANSACTION
                  APPROVAL

         (a) FB&T has all requisite corporate power and authority to enter into and (subject to the receipt of all necessary governmental approvals and the approval of the shareholders of FB&T of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Plan of Merger and the Stock Option Agreement of even date herewith between FB&T and F&M (the "Option Agreement"). The execution, adoption and delivery of this Agreement, the Plan of Merger and the Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of FB&T, except, in the case of this Agreement and the Plan of Merger, the approval of shareholders. This Agreement, the Plan of Merger and the Option Agreement represent the legal, valid, and binding obligations of FB&T, enforceable against FB&T in accordance with their respective terms, in each case subject as to enforceability to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium conservatorship, receivership and similar laws affecting the enforcement of rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally,
(ii) laws relating to the safety and soundness of depository institutions and their holding companies, and (iii) general principles of equity.

         (b) Neither the execution and delivery of this Agreement the Plan of Merger and the Option Agreement nor the consummation of the transactions contemplated herein or therein, nor compliance by FB&T with any of the provisions hereof or thereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of FB&T or any FB&T subsidiary; (ii) except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of FB&T or any FB&T subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or
(iii) subject to the receipt of all required regulatory approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to FB&T or any FB&T subsidiary.

         (c) The Board of Directors of FB&T, by resolution adopted by a majority of the "disinterested directors" of FB&T, as defined in Article 14 of the Virginia Stock Corporation Act (the "Affiliated Transactions Statute"), has approved this Agreement and the Option Agreement, and has given prior approval of F&M's becoming an "interested shareholder" in accordance with Section
13.1-727(B)(1)(iv) of the Affiliated Transactions Statute. Accordingly, notwithstanding the Option Agreement or any exercise of the option provided for therein, the provisions of the Affiliated Transactions Statute shall not apply to the Agreement, the Option Agreement, or the transactions contemplated by such agreements. Article 14.1 of the Virginia Stock Corporation Act relating to control share acquisition transactions has no application to this Agreement, the Option Agreement or any transaction contemplated by such agreements.

         2.4      CAPITAL STRUCTURE

         The authorized capital stock of FB&T consists of (i) 5,000,000 shares of common stock, par value $1.25 per share, and (ii) 3,000,000 shares of preferred stock, par value $1.25 per share. As of the date hereof, there were 1,266,634 shares of FB&T Common Stock issued and outstanding and no shares of preferred stock outstanding. All outstanding shares of FB&T Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. Except as Previously Disclosed, there are no outstanding options, warrants or other rights to subscribe for or purchase from FB&T any capital stock of FB&T or securities convertible into or exchangeable for capital stock of FB&T. No shares of capital stock have been reserved for any purpose, except for (i) 105,000 shares of FB&T Common Stock in connection with the Incentive Stock Option Plan (the "Stock Option Plan"); (ii) 200,000 shares of FB&T Common Stock in connection with FB&T's Dividend Reinvestment and Stock Purchase Plan; (iii) 40,000 shares of FB&T Common Stock in connection with FB&T's Non-Employee Director Stock Compensation Plan (the "Director Stock Option Plan"), (iv) 50,000 shares of FB&T Common Stock in connection with FB&T's Employee Stock Discount Plan, and (v) 252,000 shares of FB&T Common Stock in connection with the Option Agreement.

         2.5      FINANCIAL STATEMENTS; MINUTE BOOKS

         The FB&T Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of FB&T as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The minute books of FB&T and the FB&T Subsidiaries contain legally sufficient records of all meetings and other corporate actions of its shareholders and Boards of Directors (including committees of its Board of Directors). The FB&T Financial Statements shall mean
(i) the consolidated balance sheets of FB&T as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1994, 1993 and 1992 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of FB&T and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 1994.

         2.6      MATERIAL ADVERSE EFFECT

         Since December 31, 1994 and except as Previously Disclosed, there has not been any change in the financial condition or results of operations of FB&T or Fairfax Bank which, individually or in the aggregate, has had a Material Adverse Effect (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof).

         2.7      ABSENCE OF UNDISCLOSED LIABILITIES

         Neither FB&T nor any FB&T Subsidiary has any liability (contingent or otherwise) that is material to FB&T on a consolidated basis or that, when combined with all similar liabilities, would be material to FB&T on a consolidated basis, except as Previously Disclosed or as disclosed in the FB&T Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent FB&T Financial Statements.

         2.8      LEGAL PROCEEDINGS; COMPLIANCE WITH LAWS

         Except as Previously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the best knowledge of FB&T's management, threatened against any of the FB&T Companies or against any property, asset, interest or right of any of the FB&T Companies, or against any officer, director or employee of the FB&T Companies that would, if determined adversely to FB&T or any FB&T Subsidiary, have a Material Adverse Effect on FB&T on a consolidated basis. To the best knowledge of FB&T, the FB&T Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

         2.9      TAX MATTERS

         FB&T has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the FB&T Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that liabilities therefor are specifically reflected in the FB&T Financial Statements, there are no federal, state or local tax liabilities of FB&T other than liabilities that have arisen since December 31, 1994, all of which have been properly accrued or otherwise provided for on the books and records of FB&T. Except as Previously Disclosed, no tax return or report of FB&T or any FB&T Subsidiary is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against any of the FB&T Companies by any taxing authority.

         2.10     PROPERTY

         Except As Previously Disclosed or reserved against in the FB&T Financial Statements, the FB&T Companies have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in the FB&T Financial Statements as of December 31, 1994 or acquired after such date. To the best knowledge of FB&T, all buildings, and all fixtures, equipment, and other property and assets which are material to its business, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. To the best knowledge of FB&T, the buildings, structures, and appurtenances owned, leased, or occupied by FB&T and Fairfax Bank are in good operating condition and in a state of good maintenance and repair, comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

         2.11     EMPLOYEE BENEFIT PLANS

         (a) FB&T will deliver to F&M as soon as practicable true and complete copies of all material retirement, profit-sharing, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by the FB&T Companies for the benefit of employees, retirees or other beneficiaries eligible to participate (collectively, the "FB&T Benefit Plans"). Any of the FB&T Benefit Plans which is an "employee pension benefit plan," as that term is defined in
Section 3(2) of ERISA, is referred to herein as an "FB&T ERISA Plan." No FB&T Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of the ERISA.

         (b) Except as Previously Disclosed, all FB&T Benefit Plans are in compliance with the applicable terms of the Internal Revenue Code of 1986, as amended (the "Code"), and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to FB&T on a consolidated basis.

         (c) No FB&T ERISA Plan that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

         2.12     INSURANCE

         Each of the FB&T Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the best knowledge of FB&T, similar in scope and coverage to that maintained by other entities similarly situated. None of the FB&T Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three years, none of the FB&T Companies has been refused any insurance coverage sought or applied for, and FB&T has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the FB&T Companies.

         2.13     ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses reflected on the balance sheets included in the FB&T Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

         2.14     ENVIRONMENTAL MATTERS

         (a) Except as Previously Disclosed, FB&T and Fairfax Bank are in substantial compliance with all Environmental Laws (as defined below). Neither FB&T nor Fairfax Bank has received any communication alleging that FB&T or Fairfax Bank is not in such compliance and, to the best knowledge of FB&T, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

         (b) FB&T and Fairfax Bank have not received notice of pending, and are not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) FB&T or Fairfax Bank, (ii) any person or entity whose liability for any Environmental Claim (as defined below) FB&T or Fairfax Bank has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by FB&T or Fairfax Bank, or any real or personal property which FB&T or Fairfax Bank has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (iv) any real or personal property in which Fairfax Bank holds a security interest securing a loan recorded on the books of Fairfax Bank. Neither FB&T nor Fairfax Bank is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

         (c) With respect to all real and personal property owned or leased by FB&T or Fairfax Bank, or all real and personal property which FB&T or Fairfax Bank has been, or is, judged to have managed or to have supervised or to have participated in the management of, FB&T will promptly provide F&M with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which will be been Previously Disclosed). To the best of FB&T's knowledge, FB&T and Fairfax Bank are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

         (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against FB&T or Fairfax Bank or against any person or entity whose liability for any Environmental Claim FB&T or Fairfax Bank has or may have retained or assumed either contractually or by operation of law.

         (e) For purposes of this Agreement, the following terms shall have the following meanings:

                  (1)  "Environmental  Claim" means any written  notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising our of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

                  (2) "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

                  (3) "Materials of  Environmental  Concern"  means  pollutants,
         contaminants,   wastes,  toxic  substances,   petroleum  and  petroleum
         products and any other materials regulated under Environmental Laws.

         2.15     BROKERS AND FINDERS

         Neither FB&T nor any of its officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement, except for Scott & Stringfellow, Inc.

         2.16     STATEMENTS TRUE AND CORRECT

         When the Registration Statement on Form S-4 (the "Registration Statement") to be filed by F&M with the Securities and Exchange Commission (the "SEC") shall become effective, and at all times subsequent thereto up to and including the FB&T shareholders' meeting to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by FB&T relating to the FB&T
Companies, (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.


                                    ARTICLE 3
                      REPRESENTATIONS AND WARRANTIES OF F&M

         F&M represents and warrants to FB&T as follows:

         3.1      ORGANIZATION, STANDING AND POWER

         F&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, with full corporate power and authority to carry on its business as now conducted. F&M is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

         3.2      ORGANIZATION, STANDING AND POWER OF F&M SUBSIDIARIES

         Each subsidiary of F&M (the "F&M Subsidiaries" and, collectively with F&M, the "F&M Companies") is a duly organized corporation, validly existing and in good standing in their respective states of incorporation. Each F&M Subsidiary (i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a material adverse effect on F&M on a consolidated basis. The outstanding shares of capital stock of each of the F&M Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by F&M free and clear of all liens, claims and encumbrances or preemptive rights of any person.

         3.3      AUTHORIZED AND EFFECTIVE AGREEMENT

         (a) F&M has all requisite corporate power and authority to enter into and to perform all of its obligations under this Agreement and the Plan of Merger. The execution, adoption and delivery of this Agreement and the Plan of Merger and the consummation of the Merger have been duly and validly authorized by all necessary corporate action on the part of F&M. This Agreement and the Plan of Merger represent the legal, valid, and binding obligations of F&M, enforceable against F&M in accordance with their respective terms, in each case subject as to enforceability to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, conservatorship, receivership or other similar laws affecting the enforcement of rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally, (ii) laws relating to the safety and soundness of depository institutions and their holding companies, and (iii) general principles of equity.

         (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by F&M with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of F&M or any F&M Subsidiary; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of F&M or any F&M Subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation which would have a material adverse effect on the business, operations or financial condition of F&M on a consolidated basis, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to F&M or any F&M Subsidiary.

         3.4      CAPITAL STRUCTURE

         The authorized capital stock of F&M consists of: (i) 5,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding; and (ii) 30,000,000 shares of common stock, par value $2.00 per share, of which 16,551,077 shares were issued and outstanding on September 30, 1995. All outstanding shares of F&M Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. The shares of F&M Common Stock to be issued in exchange for shares of FB&T Common Stock upon consummation of the Merger will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and will be duly registered under the applicable federal and state securities laws.

         3.5      FINANCIAL STATEMENTS

         The F&M Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of F&M as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The minute books of the F&M Companies contain legally sufficient records of all meetings and other corporate actions of its shareholders and Boards of Directors (including committees of its Board of Directors). The F&M Financial Statements shall mean (i) the consolidated balance sheets of F&M as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1994, 1993 and 1992 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of F&M and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 1994.

         3.6      MATERIAL ADVERSE CHANGE

         Since December 31, 1994, there has not been any change in the financial condition or results of operations of F&M or the F&M Subsidiaries which, individually or in the aggregate, has had a Material Adverse Effect (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof).

         3.7      ABSENCE OF UNDISCLOSED LIABILITIES

         Neither F&M nor any F&M Subsidiary has any liability (contingent or otherwise) that is material to F&M on a consolidated basis or that, when combined with all similar liabilities, would be material to F&M on a consolidated basis, except as disclosed in the F&M Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent F&M Financial Statements.

         3.8      LEGAL PROCEEDINGS; COMPLIANCE WITH LAWS

         There are no actions, suits or proceedings instituted or pending or, to the best knowledge of F&M, threatened against any of the F&M Companies or against any property, asset, interest or right of any of the F&M Companies or against any officer, director or employee of any of the F&M Companies that would, if determined adversely to F&M or any F&M Subsidiary, have a material adverse effect on F&M on a consolidated basis. To the best knowledge of F&M, the F&M Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to their respective businesses (including environmental laws, ordinances, requirements, regulations or orders).

         3.9      TAX MATTERS

         F&M has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the F&M Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that liabilities therefor are specifically reflected in the F&M Financial Statements, there are no federal, state or local tax liabilities of F&M other than liabilities that have arisen since December 31, 1993, all of which have been properly accrued or otherwise provided for on the books and records of F&M. Except as Previously Disclosed, no tax return or report of F&M or any F&M Subsidiary is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against any of the F&M Companies by any taxing authority.

         3.10     EMPLOYEE BENEFIT PLANS

         (a) All F&M employee benefit plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to F&M on a consolidated basis.

         (b) No F&M employee benefit plan subject to ERISA that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's 'benefit liabilities,' as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

         3.11     INSURANCE

         Each of the F&M Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the best knowledge of F&M, similar in scope and coverage to that maintained by other entities similarly situated. None of the F&M Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three years, none of the F&M Companies has been refused any insurance coverage sought or applied for, and F&M has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the F&M Companies.

         3.12     ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses reflected on the balance sheets included in the F&M Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

         3.13     ENVIRONMENTAL MATTERS

         Except as Previously Disclosed, the F&M Companies are in substantial compliance with all Environmental Laws (as defined in Section 2.14). None of the F&M Companies has received any communication alleging that F&M or any F&M Subsidiary is not in such compliance and, to the best knowledge of F&M, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

         3.14     STATEMENTS TRUE AND CORRECT

         When the Registration Statement to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the FB&T shareholders' meeting to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by F&M relating to F&M (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

                                    ARTICLE 4
                            COVENANTS AND AGREEMENTS

         4.1      INVESTIGATION AND CONFIDENTIALITY

         FB&T will keep F&M advised of all material developments relevant to its business and to consummation of the Merger, and F&M will advise FB&T of any material adverse change in its financial condition or operations and all material developments that are likely to adversely affect consummation of the Merger. F&M and FB&T each may make or cause to be made such further investigation of the financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the Merger, provided, however, that such investigation shall not interfere unnecessarily with normal operations. F&M and FB&T agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by the other party, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

         4.2      REGISTRATION STATEMENT; SHAREHOLDER APPROVAL

         (a) FB&T shall submit this Agreement and the Plan of Merger to its shareholders for approval at an annual or special meeting to be held on or before April 15, 1996 or as soon thereafter as practicable (the "FB&T Meeting"). Subject to the fiduciary duties of the Board of Directors of FB&T (as advised in writing by its counsel), the FB&T Board of Directors shall unanimously recommend approval of the Merger and shall use its best efforts to solicit and obtain votes of the holders of FB&T Common Stock in favor of the Merger. Each member of the FB&T Board of Directors agrees to vote all shares of FB&T Common Stock under his control (and not held in a fiduciary capacity) in favor of the Merger.

         (b) F&M and FB&T will prepare jointly the proxy statement/prospectus to be used in connection with the FB&T Meeting (the "Proxy Statement/Prospectus"). F&M will prepare and file with the SEC a Registration Statement, of which such Proxy Statement/Prospectus shall be a part, and will use its best efforts to have the Registration Statement declared effective as promptly as possible. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective and at all times subsequent to such effectiveness, up to and including the date of the FB&T Meeting, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by FB&T relating to the FB&T Companies and by F&M relating to the F&M Companies, will conform in all material respects with the provisions of the Securities Act of 1933 and any other applicable statutory or regulatory requirements.

         4.3      OPERATION OF THE BUSINESS OF FB&T

         Between the date of this Agreement and the Effective Date, FB&T agrees that each of the FB&T Companies will operate its business substantially as presently operated and only in the ordinary course and will use its best efforts to preserve its properties, business and relationships with customers, employees and other persons having business dealings with it. Without limiting the generality of the foregoing, FB&T agrees that it will not, without the prior written consent of F&M:

         (a) Make any change in its authorized capital stock, or issue or sell any additional shares of, securities convertible into or exchangeable for, or options (except pursuant to plans now in existence), warrants or rights to purchase, its capital stock, nor shall it purchase, redeem or otherwise acquire any of its outstanding shares of capital stock, except that FB&T shall not be restricted from acquiring any shares of FB&T Common Stock that secure an extension of credit made by FB&T that is in default or selling, in the ordinary course, any such re-acquired shares;

         (b) Increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees, except in a manner and amount consistent with past practice, any of which changes shall be reported promptly to F&M;

         (c) Enter into any bonus, incentive compensation, stock option, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment or consulting agreement;

         (d) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;

         (e) Solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, FB&T or Fairfax Bank or any business combination with FB&T other than as contemplated by this Agreement; (except where the failure to furnish such information or participate in such negotiations or discussions would, on the advice of counsel, constitute a breach of the fiduciary or legal obligations of FB&T's Board of Directors to its shareholders); or authorize or permit any officer, director, agent or affiliate of FB&T or Fairfax Bank to do any of the above; or fail to notify F&M immediately if any such inquiries or proposals are received by FB&T;

         (f) Change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by applicable law;

         (g)  Alter, amend or repeal its Bylaws or Articles of Incorporation; or

         (h) Propose or take any other action which would make any representation or warranty in Article 2 hereof untrue.

         Notwithstanding the foregoing, Fairfax Bank shall be permitted to extend the initial term for a ten year period ending on December 31, 2005 under that certain Office Lease for the real property located at 4117 Chain Bridge Road, dated as of August 5, 1988, by and between Fairfax Bank and 4117 Chain Bridge Road Associates, a Virginia general partnership, on the same terms and conditions as currently in effect, subject to the approval of F&M.

         4.4      OPERATION OF THE BUSINESS OF F&M

         Between the date of this Agreement and the Effective Date, F&M agrees that each of the F&M Companies will operate its business substantially as presently operated and only in the ordinary course and will use its best efforts to preserve its properties, business and relationships with customers, employees and other persons having business dealings with it. In addition, F&M agrees that it will not solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, F&M or any business combination with F&M which may, as a condition thereof, result in the termination of this Agreement and the Plan of Merger (except where the failure to furnish such information or participate in such negotiations or discussions would, on the advice of counsel, constitute a breach of the fiduciary or legal obligations of F&M's Board of Directors to its shareholders); or authorize or permit any officer, director, agent or affiliate of F&M to do any of the above.

         4.5      DIVIDENDS

         F&M agrees that prior to the Effective Date FB&T may declare and pay its regular quarterly cash dividends in an amount not to exceed $0.154 per share per quarterly dividend. Notwithstanding the foregoing, FB&T may change its dividend record and payment dates to dates consistent with F&M's dividend record and payment dates, and the payment of each such dividend shall be subject to the reasonable determination of F&M that no material change has occurred in the financial condition or results of operation of FB&T since December 31, 1994.

         4.6      REGULATORY FILINGS

         F&M and FB&T shall use their best efforts to prepare and file as soon as practicable after the date hereof all required applications for regulatory approval of the Merger. F&M shall use its best efforts to obtain prompt approval of each required application.

         4.7      PUBLIC ANNOUNCEMENTS

         Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultations, except as may be required by law.

         4.8      ACCOUNTING TREATMENT

         F&M and FB&T shall each use their best efforts to ensure that the Merger qualifies for pooling-of-interests accounting treatment.

         4.9      AFFILIATES

         FB&T shall identify those persons who may deemed to be "affiliates" of FB&T with the meaning of Rule 145 promulgated under the Securities Act. FB&T shall cause each person so identified to deliver to F&M at least 30 days prior to the Effective Date a written agreement providing that such person will not dispose of F&M Common Stock received in the Merger, except in a manner that (i) complies with the Securities Act of 1933 and the rules and regulations promulgated thereunder, and (ii) is consistent with the qualification of the transactions contemplated hereby for pooling of interests accounting treatment.

         4.10     BENEFIT PLANS

         Upon consummation of the Merger, as soon as administratively practicable, employees of FB&T shall be entitled to participate in the F&M pension, severance, benefit and similar plans on the same terms and conditions as employees of the F&M Companies, giving effect to years of service with FB&T as if such service were with F&M.


         4.11     NYSE LISTING

         F&M shall list on the New York Stock Exchange the shares of F&M Common Stock to be issued in the Merger.

         4.12     INDEMNIFICATION

         F&M agrees that following the Effective Date, it shall indemnify, defend and hold harmless any person who has rights to indemnification from FB&T, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to Virginia law and FB&T's Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Date. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, F&M shall direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between F&M and the indemnified party. F&M shall use its reasonable best efforts to maintain FB&T's existing directors' and officers' liability policy, or some other policy, including F&M's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of FB&T for a period of three years after the Effective Date on terms no less favorable than those in effect on the date hereof.

         4.13     FB&T STOCK OPTIONS

         From and after the Effective Date, all employee and director stock options to purchase shares of FB&T Common Stock (each, an "FB&T Stock Option"), which are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such FB&T Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date
(i) each such FB&T Stock Option assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such FB&T Stock Option shall be equal to the number of shares of FB&T Common Stock that were purchasable under such FB&T Stock Option immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, with cash being paid for any fractional share interest that otherwise would be purchasable, and (iii) the per share exercise price under each such FB&T Stock Option shall be adjusted by dividing the per share exercise price of each such FB&T Stock Option by the Exchange Ratio, and rounding to the nearest cent. The terms of each FB&T Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date. It is intended that the foregoing assumption shall be effected in a manner which is consistent with the requirements of Section 424 of the Code as to any FB&T Stock Option that is an "incentive stock option" (as defined in Section 422 of the Code) or is issued under an "employee stock purchase plan" (as defined in Section 423 of the Code). F&M reserves the right to terminate as of the Effective Date the Employee Stock Purchase Plan of FB&T.

         4.14     STOCK OPTION AGREEMENT

         FB&T shall grant to F&M an option to acquire such number of shares of FB&T Common Stock that would equate to 19.9% of the issued and outstanding common stock of FB&T, all in accordance with the Option Agreement.

                                    ARTICLE 5
                            CONDITIONS TO THE MERGER

         5.1      GENERAL CONDITIONS

         The respective obligations of each of F&M and FB&T to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

         (a) Corporate Action. All corporation action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of the shareholders of FB&T.

         (b) Registration Statement. The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order of the SEC or any state securities commissioner.

         (c) Regulatory Approvals. F&M and FB&T shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, however, that no such approvals shall have imposed any condition or requirement which, in the reasonable opinion of the Boards of Directors of F&M or FB&T, would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render consummation of the Merger inadvisable or unduly burdensome.

         (d) Tax Opinion. F&M and FB&T shall have received an opinion of F&M's counsel in form and substance satisfactory to F&M and FB&T to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by the shareholders of FB&T to the extent they receive F&M Common Stock solely in exchange for their FB&T Common Stock in the Merger.

         (e) Opinions of Counsel. FB&T shall have delivered to F&M and F&M shall have delivered to FB&T opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

         (f) Legal Proceedings. Neither F&M nor FB&T shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

         5.2      CONDITIONS TO OBLIGATIONS OF F&M

         The obligations of F&M to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

         (a) Representations and Warranties. The representations and warranties of FB&T set forth in Article 2 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise expressly contemplated by this Agreement or consented to in writing by F&M.

         (b) Performance of Obligations. FB&T shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

         (c) Officers' Certificate. FB&T shall have delivered to F&M a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.2(a) and 5.2(b) have been satisfied.

         (d) Affiliate Letters. F&M shall have received the written agreements from the affiliates as specified in Section 4.9 hereof.

         (e) Accountants' Letters. F&M shall have received a letter, dated as of the Effective Date, from Yount, Hyde & Barbour, P.C., satisfactory in form and substance to F&M, that the Merger will qualify for pooling-of-interests accounting treatment.

         5.3      CONDITIONS TO OBLIGATIONS OF FB&T

         The obligations of FB&T to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

         (a) Representations and Warranties. The representations and warranties of F&M set forth in Article 3 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise expressly contemplated by this Agreement or consented to in writing by FB&T.

         (b) Performance of Obligations. F&M shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

         (c) Officers' Certificate. F&M shall have delivered to FB&T a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3(a) and 5.3(b) have been satisfied.

         (d) Investment Banking Letter. FB&T shall have received an updated fairness opinion from Scott & Stringfellow, Inc., financial advisor to FB&T, addressed to FB&T and dated on or about the date the Proxy Statement/Prospectus is mailed to shareholders of FB&T, to the effect that the terms of the Merger are fair to the shareholders of FB&T from a financial standpoint

                                    ARTICLE 6
                                   TERMINATION

         6.1      TERMINATION

         This Agreement and the Plan of Merger may be terminated at any time before the Effective Date, whether before or after approval thereof by the shareholders of FB&T, as provided below:

         (a) Mutual Consent. By mutual consent of the parties, evidenced by their written agreement.

         (b) Closing Delay. At the election of either party, evidenced by written notice, if the Closing shall not have occurred on or before September 30, 1996, or such later date as shall have been agreed to in writing by the parties; provided, however, that the right to terminate under this Section 6.1(b) shall not be available to either party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date.

         (c) Conditions to F&M Performance Not Met. By F&M upon delivery of written notice of termination to FB&T if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of F&M to effect the Merger set forth in Sections
5.1 and 5.2, and such noncompliance is not waived by F&M.

         (d) Conditions to FB&T Performance Not Met. By FB&T upon delivery of written notice of termination to F&M if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of FB&T to effect the Merger set forth in Sections
5.1 and 5.3, and such noncompliance is not waived by FB&T.

         (e) Due Diligence Review of FB&T. By F&M in writing at any time prior to December 11, 1995 if F&M determines in its sole good faith judgment that the financial condition, business or prospects of FB&T are materially adversely different from what was reasonably expected by F&M after the performance of its due diligence prior to the execution of this Agreement; provided that F&M shall inform FB&T upon such termination of the reasons for F&M's determination and, provided further, that this Section 6.1(e) shall not limit in any way the due diligence investigation of FB&T which F&M may perform or otherwise affect any other rights which F&M has after the date hereof and after December 11, 1995, under the terms of this Agreement.

         (f) Due Diligence Review of F&M. By FB&T in writing at any time prior to December 11, 1995 if FB&T determines in its sole good faith judgment that the financial condition, business or prospects of F&M (as such condition, business or prospects may affect the market price of F&M Common Stock) are materially adversely different from what was reasonably expected by FB&T after the performance of its due diligence prior to the execution of this Agreement; provided that FB&T shall inform F&M upon such termination of the reasons for FB&T's determination and, provided further, that this Section 6.1(f) shall not limit in any way the due diligence investigation of F&M which FB&T may perform or otherwise affect any other rights which FB&T has after the date hereof and after December 11, 1995, under the terms of this Agreement.

         6.2      EFFECT OF TERMINATION

         In the event this Agreement is terminated pursuant to Section 6.1 hereof, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, press releases and expenses set forth in Sections 4.1, 4.7 and 6.4, respectively, shall survive any such termination and (ii) a termination pursuant to 6.1(c) or 6.1(d) hereof shall not relieve the breaching party from liability for an uncured intentional breach of any provision of this Agreement giving rise to such termination.

         6.3      SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

         All representations, warranties and covenants in this Agreement and the Plan of Merger shall not survive the Effective Date and shall be terminated and extinguished at the Effective Date. From and after the Effective Date, the parties hereto shall have no liability to the other on account of any breach of any of those representations, warranties and covenants; provided, however, that the foregoing clause shall not (i) apply to agreements of the parties which by their terms are intended to be performed after the Effective date, and (ii) shall not relieve any person for liability for fraud, deception or intentional misrepresentation.

         6.4      EXPENSES

         (a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and counsel, except that F&M agrees to bear and pay the cost of printing and mailing the Proxy Statement/Prospectus.

         (b) Notwithstanding the provisions of Section 6.4(a) hereof, if for any reason the Merger is not approved by FB&T's shareholders at the FB&T Meeting or any adjournment thereof, FB&T shall reimburse F&M for one-half of all reasonable out-of-pocket expenses incurred by F&M in connection with the transactions contemplated by this Agreement, provided that the maximum amount that FB&T shall be responsible to F&M for under this Section 6.4(b) shall be limited to $50,000.

         (c) If this Agreement is terminated by F&M or FB&T because of a willful and material breach by the other of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall reimburse the other party of all reasonable out-of-pocket expenses incurred by it in connection with the transactions contemplated by this Agreement.

         (d) Final settlement with respect to the reimbursement of such fees and expenses by the parties shall be made within thirty days after the termination of this Agreement.

                                    ARTICLE 7
                               GENERAL PROVISIONS

         7.1      ENTIRE AGREEMENT

         This Agreement contains the entire agreement among F&M and FB&T with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

         7.2      BINDING EFFECT; NO THIRD PARTY RIGHTS

         This Agreement shall bind F&M and FB&T and their respective successors and assigns. Other than Section 4.10, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

         7.3      WAIVER AND AMENDMENT

         Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by written instructions duly executed by the parties hereto at any time, whether before or after the FB&T Meeting, except statutory requirements and requisite approvals of shareholders and regulatory authorities.


         7.4      GOVERNING LAW

         Except as required otherwise or otherwise indicated herein, this Agreement shall be construed and enforced according to the laws of the Commonwealth of Virginia.

         7.5      NOTICES

         All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

                  If to F&M:
                           Alfred B. Whitt
                           F&M National Corporation
                           38 Rouss Avenue
                           P. 0. Box 2800
                           Winchester, Virginia 22604

                  Copy to:
                           George P. Whitley
                           LeClair Ryan
                           707 East Main Street; 11th Floor
                           Richmond, Virginia 23219

                  If to FB&T:
                           Charles E. Curtis
                           Fairfax Bank & Trust Company
                           4117 Chain Bridge Road
                           P.O. Box 1087
                           Fairfax, Virginia 22030

                  Copy to:

                           Ronald W. Tydings
                           Tydings, Bryan & Adams, P.C.
                           4117 Chain Bridge Road
                           Post Office Box 250
                           Fairfax, Virginia  22030-0250

                           Hugh B. Wellons
                           Mays & Valentine
                           NationsBank Center
                           1111 East Main Street
                           P.O. Box 1122
                           Richmond, Virginia  23208

         7.6      COUNTERPARTS

         This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.


         7.7      SEVERABILITY

         In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.



         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.


                                             F&M NATIONAL CORPORATION
                                                Winchester, Virginia



                                             By: /s/ JACK R. HUYETT
                                                  Jack R. Huyett
                                                  President and Chief
                                                  Administrative Officer

ATTEST:


By: /s/ ALFRED B. WHITT
     Alfred B. Whitt
     Secretary


                                            FB&T FINANCIAL CORPORATION.
                                               Fairfax, Virginia



                                            By: /s/ CHARLES E. CURTIS
                                                 Charles E. Curtis
                                                 President


ATTEST:



By: /s/ T. EARL ROGERS
     T. Earl Rogers
     Assistant Corporate Secretary

                           FB&T FINANCIAL CORPORATION

                               BOARD OF DIRECTORS


     Each of the undersigned members of the Board of Directors of FB&T Financial Corporation agrees to be bound by his personal obligations as provided in
Section 4.2 and 4.3(e) of the Agre0ement and Plan of Reorganization.




          Allen L. Baran                        Otis R. Pool

          Warren E. Barry                       T. Earl Rogers

          Charles E. Curtis                     Ronald W. Tydings

          Jerry M. Phillips

                                                                  EXHIBIT A
                                                         To the Agreement and
                                                         Plan of Reorganization



                                 PLAN OF MERGER
                                     BETWEEN
                           FB&T FINANCIAL CORPORATION
                                       AND
                            F&M NATIONAL CORPORATION


         Pursuant to this Plan of Merger ("Plan of Merger"), FB&T Financial Corporation, a Virginia corporation ("FB&T"), shall merge with and into F&M National Corporation, a Virginia corporation ("F&M").

                                    ARTICLE I
                               TERMS OF THE MERGER

         1.1      THE MERGER

         Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of November 22, 1995 (the "Agreement"), between F&M and FB&T, at the Effective Date FB&T shall be merged with and into F&M in accordance with the provisions of Article 12 of the Virginia Stock Corporation Act (the "Act") and with the effect specified in Section 13.1-721 of the Act (the "Merger"). F&M shall be the surviving corporation of the Merger. The Merger shall become effective (the "Effective Date") on the date shown on the Certificate of Merger issued by the Virginia State Corporation Commission (the "SCC").

         1.2      ARTICLES OF INCORPORATION AND BYLAWS

         The Articles of Incorporation and Bylaws of F&M in effect immediately prior to the consummation of the Merger shall remain in effect following the Effective Date until otherwise amended or repealed.

                                   ARTICLE II
                           MANNER OF CONVERTING SHARES

         2.1      CONVERSION OF SHARES

         Upon and by reason of the Merger becoming effective pursuant to the issuance of a Certificate of Merger by the SCC and except as set forth in
Section 2.3 below, no cash shall be allocated to the shareholders of FB&T and stock shall be issued and allocated as follows:

         (a) Each share of common stock, par value $1.25 per share, of FB&T ("FB&T Common Stock") issued and outstanding immediately prior to the Effective Date shall, by operation of law, be automatically exchanged for the number of shares of F&M Common Stock whose aggregate market value equals $35.00. The market value of F&M Common Stock will be its average closing price as reported on the New York Stock Exchange (the "NYSE") for each of the ten trading days immediately preceding the Effective Date (the "Average Closing Price"), except as the Average Closing Price may be adjusted as provided below. The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of FB&T Common Stock shall be referred to herein as the "Exchange Ratio," which shall be rounded to the nearest one-one thousandth of a share. Notwithstanding the foregoing, in the event: (A) F&M shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with F&M, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of F&M or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of F&M; or (B) any person shall have made a bona fide proposal to F&M by public announcement or written communication that is or becomes the subject of public disclosure to acquire F&M by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any similar transaction, the Average Closing Price will be based on the average closing price of F&M Common Stock for each of the ten trading days immediately preceding the public announcement of a transaction or event described in either (A) or (B).

         (b) Each  holder of a  certificate  representing  shares of FB&T Common
Stock upon the surrender of his FB&T stock certificates to F&M, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of F&M Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of FB&T Common Stock shall have the right to receive any dividends previously declared but unpaid as to such stock and the consideration described in this Section 2.1 and Section 2.3 upon the surrender of such certificate in accordance with Section 2.2. In the event F&M changes the number of shares of F&M Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding shares of F&M Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

         (c) Shares of F&M Common Stock issued and outstanding immediately prior to the Effective Date shall continue unchanged as an outstanding share of Common Stock of F&M, as the successor corporation.

         (d) From and after the Effective Date, all employee and director stock options to purchase shares of FB&T Common Stock (each, an "FB&T Stock Option"), which are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such FB&T Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date
(i) each such FB&T Stock Option assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such FB&T Stock Option shall be equal to the number of shares of FB&T Common Stock that were purchasable under such FB&T Stock Option immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, with cash being paid for any fractional share interest that otherwise would be purchasable, and (iii) the per share exercise price under each such FB&T Stock Option shall be adjusted by dividing the per share exercise price of each such FB&T Stock Option by the Exchange Ratio, and rounding to the nearest cent. The terms of each FB&T Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date. It is intended that the foregoing assumption shall be effected in a manner which is consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") as to any FB&T Stock Option that is an "incentive stock option" (as defined in Section 422 of the Code) or is issued under an "employee stock purchase plan" (as defined in
Section 423 of the Code).

         2.2      MANNER OF EXCHANGE OF FB&T STOCK CERTIFICATES

         As promptly as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent ("Exchange Agent"), to send to each former shareholder of record of FB&T immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of FB&T Common Stock (other than shares held by shareholders who perfect their dissenters' rights as provided under Section 2.5 hereof) for the consideration set forth in Section 2.1 above and Section 2.3 below. Any fractional share checks which a FB&T shareholder shall be entitled to receive in exchange for such shareholder's shares of FB&T Common Stock, and any dividends paid on any shares of F&M Common Stock, that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of FB&T Common Stock will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to F&M and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such fractional share checks or dividends to which the holder of such shares shall be entitled to receive upon such delivery.

         2.3      NO FRACTIONAL SHARES

         No certificates or scrip for fractional shares of F&M Common Stock will be issued. In lieu thereof, F&M will pay the value of such fractional shares in cash on the basis of the Average Closing Price of F&M Common Stock as determined pursuant to Section 2.1(a) hereof.

         2.4      DIVIDENDS

         No dividend or other distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of FB&T Common Stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions shall be paid (without interest).

         2.5      RIGHTS OF DISSENTING SHAREHOLDERS

         Shareholders of FB&T who object to the Merger will be entitled to the rights and remedies set forth in sections 13.1-729 through 13.1-741 of the Act.

                                   ARTICLE III
                                   TERMINATION

         This Plan of Merger may be terminated at any time prior to the Effective Date by the parties hereto as provided in Article 6 of the Agreement between the parties.

                                  APPENDIX II

                             STOCK OPTION AGREEMENT


         This STOCK OPTION AGREEMENT, dated as of November 22, 1995 (the "Option Agreement"), by and between FB&T FINANCIAL CORPORATION, a Virginia corporation ("FB&T"), and F&M NATIONAL CORPORATION, a Virginia corporation("F&M").

                                   WITNESSETH

         WHEREAS, the Boards of Directors of the parties hereto approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and have adopted a related Plan of Merger, dated as of the date hereof (together referred to herein as the "Merger Agreements"), providing for the merger of FB&T with and into F&M (the "Merger"); and

         WHEREAS, as a condition to and as consideration for F&M's entry into the Merger Agreements and to induce such entry, FB&T has agreed to grant to F&M the option set forth herein to acquire authorized but unissued shares of FB&T Common Stock;

         NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

         1.       DEFINITIONS

         Capitalized terms defined in the Merger Agreements and used herein shall have the same meanings as in the Merger Agreements.

         2.       GRANT OF OPTION

         Subject to the terms and conditions set forth herein, FB&T hereby grants to F&M an option (the "Option") to acquire up to 252,000 shares of FB&T Common Stock at a price of $22.75 per share (the "Exercise Price") in exchange for the consideration provided in Section 4 hereof; provided, however, that in the event FB&T issues or agrees to issue any shares of FB&T Common Stock (other than as permitted under the Merger Agreements) at a price less than $22.75 per share (as adjusted pursuant to Section 6 hereof), the Exercise Price shall be equal to such lesser price. Notwithstanding anything else in this Option Agreement to the contrary, the number of shares of FB&T Common Stock subject to the Option shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding shares of FB&T Common Stock, before giving effect to the exercise of the Option. The number of shares of FB&T Common Stock that may be received upon the exercise of the Option is subject to adjustment as set forth herein.

         3.       EXERCISE OF OPTION

         (a) Subject to compliance with applicable law and regulation, F&M may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing.

         (b) FB&T shall notify F&M promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event. If more than one of the transactions, offers or events giving rise to a Purchase Event is undertaken or effected by the same person or occurs at the same time, then all such transactions, offers and events shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are terminated or abandoned by such person and all such events have ceased or ended.

         (c) In the event that F&M wishes to exercise the Option, it shall send FB&T a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will acquire pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such transaction (the "Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such acquisition, F&M shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

         (d) The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Date of the Merger; (ii) upon termination of the Merger Agreements in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by FB&T of a Specified Covenant (as defined below) or (B) the failure of FB&T to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in the case that either (A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Merger Agreements based upon a material breach by FB&T of a Specified Covenant or the failure of FB&T to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

         (e) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (1) FB&T or Fairfax Bank & Trust Company (the "Bank"), without having received F&M's prior written consent, shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with FB&T or the Bank, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of FB&T or the Bank or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of FB&T or the Bank;

                  (2) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of FB&T Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or

                  (3) any person shall have made a bona fide proposal to FB&T by public announcement or written communication that is or becomes the subject of public disclosure to acquire FB&T or the Bank by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of FB&T vote not to approve the Merger Agreements; or

         (f) As used herein, "Specified Covenant" means any covenant or agreement contained in the Merger Agreements.

         4.       PAYMENT AND DELIVERY OF CERTIFICATES

         (a) At the Closing Date, F&M shall tender to FB&T readily marketable securities consisting exclusively of U.S. Government and Agency securities (the "Securities") with an aggregate market value (determined in the reasonable good faith judgment of F&M) as of the date of tender equal to or greater than the Exercise Price. Within a reasonable period of time, not to exceed 60 days after the date of exercise, FB&T shall refund to F&M the excess, if any, of the aggregate market value of the Securities tendered by F&M over the exercise price. F&M shall effect the tender of the Securities by transferring on the Closing Date such Securities to an account or accounts maintained on behalf of and designated by FB&T.

         (b) At such closing, simultaneously with the tender of the Securities as provided in subsection (a), FB&T shall deliver to F&M a certificate or certificates representing the number of shares of FB&T Common Stock exchanged for the Securities tendered by F&M, and F&M shall deliver to FB&T a letter agreeing that F&M will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

         (c) Certificates for FB&T Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

                           "The  transfer  of the  shares  represented  by  this
                  Certificate is subject to certain provisions of an agreement between the registered holder hereof and FB&T Financial Corporation and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of FB&T Financial Corporation. A copy of such agreement will be provided to the holder thereof without charge upon receipt by FB&T Financial Corporation of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if F&M shall have delivered to FB&T a copy of a letter from the staff of the Securities and Exchange Commission (the "Commission"), or an opinion of counsel, in form and substance satisfactory to FB&T, to the effect that such legend is not required for purposes of the Securities Act of 1933 (the "Securities Act").

         5.       REPRESENTATIONS

         FB&T hereby represents, warrants and covenants to F&M as follows:

         (a) FB&T shall at all times maintain sufficient authorized but unissued shares of FB&T Common Stock so that the Option may be exercised without authorization of additional shares of FB&T Common Stock.

         (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

         6.       ADJUSTMENT UPON CHANGES IN CAPITALIZATION

         In the event of any change in FB&T Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of FB&T Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of FB&T Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of FB&T Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize FB&T to breach any provision of the Merger Agreements.

         7.       REGISTRATION RIGHTS

         FB&T shall,  if requested by F&M, as  expeditiously  as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of FB&T Common Stock that are acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by F&M. F&M shall provide all information reasonably requested by FB&T for inclusion in any registration statement to be filed hereunder. FB&T will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the date on which such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at FB&T's expense except for underwriting commissions and the fees and disbursements of F&M's counsel attributable to the registration of such FB&T Common Stock. A second registration statement may be requested hereunder at F&M's expense. In no event shall FB&T be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by FB&T of FB&T Common Stock. If requested by F&M, in connection with any such registration, FB&T will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from F&M or an assignee of F&M under this
Section 7, FB&T agrees to send a copy thereof to F&M and to any assignee of F&M known to FB&T, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

         8.       SEVERABILITY

         If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option
Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of FB&T Common Stock provided in Section 2 hereof (as adjudged pursuant to Section 6 hereof), it is the express intention of FB&T to allow the holder to acquire or to require FB&T to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

         9.       MISCELLANEOUS

         (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

         (c) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly-owned subsidiaries, and F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation in the event a Purchase Event shall have occurred and F&M shall have delivered to FB&T a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to FB&T, to the effect that such assignment will not violate the requirements of the Securities Act; provided that prior to any such assignment, F&M shall give written notice of the proposed assignment to FB&T, and within 24 hours of such notice of a bona fide proposed assignment, FB&T may purchase the Option at a price and on other terms at least as favorable to F&M as that set forth in the notice of assignment.

          (d) Notices. All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered in the manner and to the address provided for in or pursuant to Section 7.5 of the Reorganization Agreement.

         (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

         (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

                  IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.


                                    FB&T FINANCIAL CORPORATION



                                    By:    /s/ CHARLES E. CURTIS
                                             Charles E. Curtis
                                             President


                                    F&M NATIONAL CORPORATION



                                    By:    /s/ ALFRED B. WHITT
                                             Alfred B. Whitt
                                             Senior Vice President

                                  APPENDIX III


                           SCOTT & STRINGFELLOW, INC.

                     [DRAFT -- FOR SEC FILING PURPOSES ONLY]


                                 ___________, 1996

Board of Directors
FB&T Financial Corporation
4117 Chain Bridge Road
Fairfax, Virginia  22030

Gentlemen:

         You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of FB&T Financial Corporation ("FB&T") of the terms of an Agreement and Plan of Reorganization between F&M National Corporation ("F&M") and FB&T dated November 22, 1995 and a related Plan of Merger (collectively the "Merger Agreement"). The Merger Agreement provides for the merger of FB&T with and into F&M (the "Merger") and further provides that each share of Common Stock of FB&T which is issued and outstanding immediately prior to the Effective Date of the Merger shall be converted into and shall become the number of shares of F&M Common Stock whose aggregate market value equals $35.00, such market value to be the average of the closing prices of F&M Common Stock as reported on the New York Stock Exchange for the trades reported during the ten trading days immediately preceding the Effective Date.

         In developing our opinion, we have, among other things, reviewed and analyzed: (1) the Merger Agreement; (2) FB&T's financial statements for the three years ended December 31, 1994; (3) FB&T's unaudited financial statements for the nine months ended September 30, 1994 and 1995, and other internal information relating to FB&T prepared by FB&T's management; (4) information regarding the trading market for the common stocks of FB&T and F&M and the price ranges within which the respective stocks have traded; (5) the relationship of prices paid to relevant financial data such as net worth, loans, deposits and earnings in certain bank and bank holding company mergers and acquisitions in Virginia in recent years; (6) F&M's annual reports to shareholders and its financial statements for the three years ended December 31, 1994; and (7) F&M's unaudited financial statements for the nine months ended September 30, 1994 and 1995, and other internal information relating to F&M prepared by F&M's management. We have discussed with members of management of FB&T and F&M the background to the Merger, reasons and basis for the Merger and the business and future prospects of FB&T and F&M individually and as a combined entity. Finally, we have conducted such other studies, analyses and investigations, particularly of the banking industry, and considered such other information as we deemed appropriate.

         In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of FB&T and F&M. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of FB&T or F&M. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

         On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof, the terms of the Merger Agreement are fair from a financial point of view to the shareholders of FB&T Common Stock.

                                      Very truly yours,

                                      SCOTT & STRINGFELLOW, INC.



                                      By:  _________________________________
                                            Gary S. Penrose
                                            Managing Director, Financial
                                            Institutions Group

                                  APPENDIX IV


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    ----------

                                   FORM 10-KSB

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

                   For the fiscal year ended December 31, 1994
                         Commission file number 33-87156

                           FB&T FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

         Virginia                                             54-1624195
(State or other jurisdiction of                             (IRS employer
incorporation or organization)                            identification no.)

4117 Chain Bridge Road, Fairfax, Virginia                     22030
(Address of principal executive office)                     (Zip Code)

(Registrant's Telephone number, including area code)          (703)359-9090

Securities registered pursuant to Section 12(b) of the Act: None

                                      Securities  registered pursuant to Section
12(g) of the Act:

                      $1.25 Par Value Common Capital Stock
                                (Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in part III of the Form 10-KSB or any amendment to this Form 10-KSB (X).

At March 20, 1994 the aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant was approximately $19,389,266 computed at $16.50 per share. The number of shares outstanding of the registrant's Common Stock ($1.25 Par Value) was 1,175,107 shares at March 20, 1994.

                       DOCUMENTS INCORPORATED BY REFERENCE

1. Annual Report to Shareholders for the year ended December 31, 1994 - Part I and II.

2. Proxy Statement furnished to shareholders in connection with the Annual Meeting of Shareholders scheduled for May 17,1995 - Part III.

                                     PART I


ITEM 1. - BUSINESS

GENERAL

         FB&T Financial Corporation (the "Company') is a one bank holding company formed in 1994 and headquartered in the City of Fairfax, Virginia. The Company, owns all of the outstanding stock of its sole subsidiary, Fairfax Bank & Trust Company (the "Bank"). The Bank operates ten full-service banking offices in Fairfax and Prince William Counties in northern Virginia. Since opening for business in 1985, the Bank has grown to $205.7 million in assets, $170.0 million in deposits and $15.9 million in stockholders' equity at December 31, 1994.

         Fairfax Bank & Trust Company is a community oriented bank that provides a broad range of banking services to small and medium-sized businesses and individuals located within its market area. These services include free consumer checking accounts, commercial checking accounts, savings programs, automated teller facilities and cash management services. Lending services include commercial, residential, construction, real estate, term and installment loans, consumer loan programs, home equity lines of credit, overdraft checking and credit card services. Although the Bank has authority to do so, it does not currently provide trust services.

         The Bank strives to provide its customers with the breadth of products comparable to a regional bank, while maintaining the quick response and level of service of a community bank. To implement this strategy, the Bank maintains a highly-trained professional staff. Senior management has an average of 23 years of banking experience and an average age of only 47, while the remaining officers of the Bank have an average of 20 years of banking experience.

         The Bank's strategy for growth is primarily based on the continued development of its community-based branch banking network through internal growth or acquisition. After earning approximately $225,000 in 1986, its first full year of operations, the Bank embarked on a four-year branch expansion program during which time it opened five full-service offices in high-growth business and residential areas. During this period, the Bank also moved from its temporary location into its current headquarters office in the City of Fairfax. Throughout this expansion period, the Bank remained profitable reflecting management's conservative approach to growth. For the five-year period ended December 31, 1994, the Bank's deposits and assets have each grown at an average annual rate of approximately 20%.

         In keeping with the Bank's strategy for continued growth, during 1994 the Bank acquired a total of $29.3 million in deposits from the Resolution Trust Corporation in connection with the receivership of the Federal Savings
Association of Virginia (Federal) and Commonwealth Federal Savings Bank (Commonwealth). The Bank also acquired four branch locations in connection with those two transactions. These purchases were made in fulfillment of management's desire to increase market penetration in Fairfax County and in the rapidly growing Prince William County. With these acquisitions, the Bank assumed the leases on branch locations in Falls Church, Gainesville Woodbine, and purchased an 11,789 square foot building in Manassas, Virginia which serves as the Bank's Prince William County regional headquarters. Additionally, the Bank will be opening its eleventh location in the Fair Oaks area of Fairfax County in March of 1995.

         Beginning in mid-1994, management began implementing a plan to significantly upgrade the level of technology within the Bank. By December 31, 1994, the Bank had installed a fully integrated personal computer network at all of its locations and rolled out platform automation software, loan origination software, and a system to store information on optical disk. Through these technology upgrades the Bank will be able to provide its customers with the most advanced products and services available in the market and concurrently, will significantly increase staff productivity and efficiency. Therefore, by providing state of the art products and services and maximize staff productivity, combined with a continued emphasis on providing the highest quality personal service, management believes the Bank will enhance its competitiveness in its market area and provide a solid base for future growth.

         To service the Bank's increased deposit base and the expanded branch network, the number of full-time employees had increased from 68 at December 31, 1993 to 107 at December 31, 1994.

         Management plans to continue to review future opportunities for growth by acquisition, including the acquisition of well-priced branches and deposit franchises offered for sale in its market area by the Resolution Trust Corporation and the Federal Deposit Insurance Corporation and by other banking and thrift institutions, as well as opportunities for starting new branches in rapidly growing areas of Northern Virginia.

         Bank Title Company, Inc., a wholly-owned subsidiary of the Bank, was incorporated on December 31, 1988, under the laws of the Commonwealth of Virginia to engage in the land title insurance business. Bank Title Company participates in the business of land title insurance via its partnership in the Virginia Title Center, L.L.C. (VTC). Bank Title Company receives dividends based on its ownership interest in the VTC. VTC is engaged in selling title insurance underwritten by Investors Title Company of Chapel Hill, North Carolina. At December 31, 1994, Bank Title Company had total assets of $74 thousand.

         The Bank is chartered under the laws of the Commonwealth of Virginia and is a member bank of the Federal Reserve System. The Bank's deposits are insured by the FDIC, and the Bank is subject to the supervision, examination and regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the State Corporation Commission of the Commonwealth of Virginia (the "Virginia SCC").

COMPETITION

         In its market area, the Bank is subject to intense competition from a number of local, regional and super-regional banking organizations, along with other financial institutions and companies that offer financial services, such as savings and loans associations, credit unions, securities firms, insurance companies, small loan companies, mortgage companies and other financial service enterprises. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits. Additional competition for depositors' funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors. Many of the Bank's nonbank competitors are not subject to the same extensive federal regulations that govern federally-insured banks and state regulations governing state chartered banks. As a result, such nonbank competitors may have certain advantages over the Bank in providing certain services.

         Many of the financial organizations in competition with the Bank have greater financial resources than the Bank and are able to offer similar services at varying costs with greater loan capacities.

MARKET AREA

         The Bank's market area covers Fairfax County, where six of its ten banking offices are located, and adjacent Prince William County. With a population of approximately 848,000, Fairfax County, including the City of Fairfax and Falls Church, is among the most densely populated counties in Virginia. According to the 1990 census, the population of Fairfax County, together with the Cities of Fairfax and Falls Church, increased by 35% between 1980 and 1990, and it is projected to grow by another 19% between 1990 and the year 2000. Fairfax County's median household income is the highest in the country at $59,284 per household, nearly double the national median of $30,056.

         A skilled and educated labor force, coupled with a well-integrated transportation network including access to three major airports, helps position Fairfax County for continued business expansion. The County is regarded as a major center for research and development facilities, corporate headquarters, including Mobil Corp., General Dynamics and Electronic Data Systems, technical and professional services, and trade and professional associations.

         Prince William County, which borders Fairfax County to the south and is approximately the same geographic size, has also experienced rapid population growth. The population of Prince William County, including Manassas and Manassas Park, grew by 49% to approximately 250,000 between 1980 and 1990 and is projected to grow by another 29% between 1990 and the year 2000. The population and business growth in Prince William County has centered along the I-95 and I-66 corridors. Similar to Fairfax County, it is included in the Washington-Baltimore Combined Metropolitan Statistical Area.

SUPERVISION AND REGULATION

         Bank holding companies and banks are extensively regulated under both federal and state law. The following description briefly discusses certain provisions of federal and state laws and certain regulations and proposed regulations and the potential impact of such provisions on the Company and the Bank.

         Bank Holding Companies. As a bank holding company registered under the Bank Holding Company Act of 1956 (the "BHCA"), the Company is subject to regulation by the Federal Reserve. The Federal Reserve has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

         The BHCA currently prohibits the Federal Reserve from approving an application from a bank holding company to acquire shares of a bank located outside the state in which the operations of the holding company's banking subsidiaries are principally conducted, unless such an acquisition is specifically authorized by statute of the state in which the bank whose shares are to be acquired is located. However, under recently enacted federal legislation, the restriction on interstate acquisitions will be abolished effective one year from enactment of such legislation, and thereafter, bank holding companies from any state will be able to acquire banks and bank holding companies located in any other state, subject to certain conditions, including nationwide and state imposed concentration limits. Banks also will be able to branch across state lines effective June 1, 1997, provided certain conditions are met, including that applicable state law must expressly permit such interstate branching. Virginia has adopted legislation that will permit branching across state lines effective July 1, 1995, provided there is reciprocity with the state in which the out-of-state bank is based.

         There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of federal law, require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

         The Federal Deposit Insurance Act ("FDIA") also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of the Bank.

         The Company is registered under the bank holding company laws of Virginia. Accordingly, the Company and the Bank are subject to regulation and supervision by the Virginia SCC.

         Capital Requirements. The Federal Reserve, the Office of the Comptroller of the Currency (the "OCC") and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements of these federal bank regulatory agencies, the Company and the Bank are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least, half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred shareholders' equity, less certain intangibles and other adjustments. The remainder ("Tier 2 capital") consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of Company as of December 31, 1994 were 10.25% and 11.30%, respectively, exceeding the minimums required.

         In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average tangible assets). These guidelines provide for a minimum ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. The leverage ratio of Company as of December 31, 1994, was 6.32%, which is above the minimum requirement. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. The Federal Reserve, the FDIC and the OCC have issued a joint advance notice of proposed rulemaking, and have issued a revised proposal, soliciting comments on a proposed framework for implementing the interest rate risk component of the risk-based capital guidelines. Under the proposal, an institution's assets, liabilities, and off-balance sheet positions would be weighed by risk factors that approximate the instruments' price sensitivity to a 100 basis point change in interest rates. Institutions with interest rate risk exposure in excess of a threshold level would be required to hold additional capital proportional to that risk. The Federal Reserve, the FDIC, the OCC and Office of Thrift Supervision (the "OTS") also issued a joint notice of proposed rulemaking soliciting comments on a proposed revision to the risk-based capital guidelines to take account of concentration of credit risk and the risk of non-traditional activities. The proposal would amend each agency's risk-based capital standards by explicitly identifying concentration of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage those risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The Company does not expect the final rule to have a material impact on its capital requirements.

         Limits on Dividends and Other Payments. The Company is a legal entity separate and distinct from its subsidiary institutions. Substantially all of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends to Company as well as the payment of dividends by Company to its respective shareholders.

         Under federal law, the Bank may not, subject to certain limited exceptions, make loans or extensions of credit to, or investments in the securities of, the Company or take securities of the Company as collateral for loans to any borrower. The Bank is also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions.

         The Bank is subject to various statutory restrictions on its ability to pay dividends to the Company. Under the current supervisory practices of the Bank's regulatory agencies, prior approval from those agencies is required if cash dividends declared in any given year exceed net income for that year plus retained earnings of the two preceding years. The payment of dividends by the Bank or the Company may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have authority to prohibit the Bank or the Company from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the Bank, or the Company, could be deemed to constitute such an unsafe or unsound practice.

         Under the FDIA, insured depository institutions such as the Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the statute). Based on the Bank's current financial condition, the Company does not expect that this provision will have any impact on its ability to obtain dividends from the Bank.

         The Bank. The Bank is supervised and regularly examined by the Federal Reserve and the Virginia SCC. The various laws and regulations administered by the regulatory agencies affect corporate practices, such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices, such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices.

         The  Bank  is  also  subject  to  the  requirements  of  the  Community
Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

         As an institution with deposits insured by the BIF, the Bank also is subject to insurance assessments imposed by the FDIC. The FDIC has implemented a risk-based assessment schedule, imposing assessments ranging from 0.23% to 0.31% of an institution's average assessment base. The actual assessment to be paid by each BIF member is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or undercapitalized," as such terms have been defined in applicable federal regulations, and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns.

         Other Safety and Soundness Regulations. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," all such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

         In addition, FDIC regulations now require that management report on its institution's responsibility for preparing financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness; and that independent auditors attest to and report separately on assertions in management's reports concerning compliance with such laws and regulations, using FDIC-approved audit procedures.

         Current federal law also requires each of the federal banking agencies to develop regulations addressing certain safety and soundness standards for insured depository institutions and depository institution holding companies, including operational and managerial standards, asset quality, earnings and stock valuation standards, as well as compensation standards (but not dollar levels of compensation). Each of the federal banking agencies have issued a joint notice of proposed rulemaking, which requested comment on the implementation of these standards. The proposed rule sets forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. The proposal contemplates that each federal agency would determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan. The Company has not yet determined the effect that the proposed rule would have on its operations if it is enacted substantially as proposed.


ITEM 2. - PROPERTIES

         The Bank's Main Office and nine of its ten branches and one future location are leased under agreements expiring at various dates from 1992 through 2014. The Chantilly branch office lease has a two-year term with options to renew for three additional one-year terms. The Centreville and Lake Ridge branch office leases have five-year terms. The Tysons Corner branch office lease has a five-year term with an option to renew for one additional five-year term. The Sully Station branch office lease has a ten-year term. The Main Office lease has a ten-year term with an option to renew for at least four additional five-year terms. The Gainesville branch office lease has a five-year term with an option to renew for three five-year terms. The Woodbine branch office lease has a ten-year term. The Falls Church branch office lease has a twenty-year term with an option to renew for two successive five-year terms. The Bank leases land in Fair Oaks in Fairfax County where the eleventh branch location is scheduled to open in March, 1995. The term of the Fair Oaks land lease is for twenty years. The Bank owns the building which contains the Manassas branch. This two-story building also contains the regional offices for the Mortgage Department and Consumer Lending Department. Of the 11,789 square feet of finished space, 7,218 square feet are currently occupied by the Bank, with the remaining space available to lease.



                       Properties:

                                                                   Approx.
                                                                  Square foot    Type        Owned or lease
  Location                  Address                     Use        occupied   construction  expiration date

Fairfax Office         4117 Chain Bridge Rd.         banking         19,063     brick          (L) 1998
                       Fairfax, VA 22030

Tysons Office          8221 Old Court House Rd       banking          2,152     brick          (L) 1997
                       Vienna, VA 22182

Chantilly Office       14006 Lee Jackson Hwy.        banking          1,800     brick          (L) 1997
                       Chantilly, VA 22021

Sully Office           5105 Westfields Blvd.         banking          1,770     brick          (L) 1998
                       Centreville, VA 22020

Centreville Office     14260J Centreville Square     banking          2,077     brick          (L) 1998
                       Centreville, VA 22020

Lake Ridge Office      12493 Dillingham Square       banking          2,939     brick          (L) 1999
                       Lake Ridge, VA 22192

Falls Church Office    133 South Washington St.      banking          2,895     brick          (L) 2001
                       Falls Church, VA 22046

Manassas Office        9201 Church St.               banking          7,218     brick           Owned
                       Manassas, VA 22110

Gainesville Office     14091 John Marshall Hwy.      banking          3,500     brick          (L) 1998
                       Gainesville, VA 22065

Woodbine Office        13414 Dumfries Rd.            banking          2,400     brick          (L) 1998
                       Manassas, VA 22111

Fair Oaks Office (1)   12220 Fairfax Towne Center    banking          2,687       -            (L) 2014
                       Fairfax, VA 22033

(1) The Bank leases the land on which the Fair Oaks office will be constructed. The office is scheduled to open in March of 1995.



ITEM 3. - LEGAL PROCEEDINGS

         The Bank is a party to various legal proceedings in the ordinary course of its business. Based on information presently available, and after consultation with legal counsel, management believes that the ultimate outcome in such proceedings, in the aggregate, will not have a material adverse effect on the Company's business, financial position or results of operation.

ITEM 4. - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         The Company did not submit any matters to stockholders during the last quarter of 1994.

                                     PART II

ITEM 5. - MARKET FOR THE REGISTRANT'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

         On December 15, 1993, the Company's Common Stock began trading in the over-the-counter market and was approved for quotation on NASDAQ under the symbol "FBTC". The table below sets forth the per share high and low closing bid prices for the Common Stock as reported on NASDAQ, and the cash dividends declared for the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                              LOW           HIGH      DIVIDEND

1994
    1st Quarter              $14.00        $15.75       $.14
    2nd Quarter               14.00         16.00        .14
    3rd Quarter               16.25         16.50        .14
    4th Quarter               15.25         17.25        .14

         Prior to its approval for quotation on NASDAQ, the Common Stock was not traded on an exchange or in any established public trading market. Trades in the Common Stock occurred infrequently on a local basis and generally involved a relatively small number of shares. Based on information made available to it, the Company believes that the selling prices for the Common Stock ranged from $11.00 to $13.29 during 1993 up until its approval for quotation on NASDAQ. For the 12 trading days during 1993 it was quoted on NASDAQ, the high and low closing bid prices were $16.00 and $15.75, respectively.

         At December 31, 1994, there were 1,178,257 shares of Common Stock outstanding held by 513 shareholders of record.

ITEM  6. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS

         The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of the Company. This review should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes included herein which are incorporated by reference from the 1994 Annual Report to Shareholders. This analysis provides an overview of the significant changes that occurred during the period presented.

OVERVIEW

         Results of Operations. The Company's performance for 1994 showed healthy improvement over the same period a year ago. Net income increased 17.9% to a record $2.4 million compared to $2.0 million earned during the same period in 1993. This increase represented the second consecutive year of record earnings. Despite the increase in net income, earnings per share decreased slightly from $2.00 per share in 1993 to $1.96 per share at year end 1994, reflecting the additional 200,000 shares issued during the public offering in December, 1993 when $2.9 million was raised in new capital. The increased earnings in 1994 were primarily due to higher levels of net interest income and other income and a reduction in the provision for loan losses.

         Return on average assets and average equity for 1994 were 1.27% and 15.91%, respectively, compared to 1.37% and 19.10% for 1993.

         The improved earnings during 1994 continued the upward trend set in 1992 when the Bank earned $1.0 million, or $1.10 per share for the year. The higher earnings since 1992 were primarily attributable to increases in net interest income and improved asset quality. By the end of 1992, the Bank had reduced its nonperforming assets to $3.6 million, a 45.8% decrease from the $6.7 million in nonperforming assets reported at December 31, 1991. The improvement in asset quality continued in 1993, when nonperforming assets decreased to $2.0 million, or 1.4% of average assets. Despite the sale of several foreclosed properties in 1994, nonperforming assets increased $1.1 million in 1994 to $3.1 million or 1.7% of average assets which was due primarily to the acquisition of one residential property valued at $1.0 million and an increase in loans for which interest has been discontinued from $30 thousand at December 31, 1993 to $834 thousand at December 31, 1994. As a result of successful loan recovery activity, the provision expense for loan losses declined from $801 thousand in 1992 to $348 thousand in 1993 and $65 thousand in 1994.

         Also contributing to the improved earnings since 1992 was management's ability to maintain a relatively stable net interest margin. The Bank's net interest margin improved from 5.05% at December 31, 1992 to 5.15% at December 31, 1993, during a period of falling interest rates. Throughout 1994, the Bank operated in a market of rapidly escalating interest rates. Traditionally, such an environment produces a tightening of the interest rate spread as liability accounts reprice more rapidly than assets due to competitive pressure. The Bank's net interest margin declined from 5.15 % in 1993 to 4.89% in 1994.

         The Bank has also managed to increase its other income, which reached $2.7 million for 1994, up 53.9% over the $1.8 million reported in 1993. This increase in other income was primarily due to service charges and fees on an increased volume of deposit accounts. The increase in 1994 followed a 70.4% increase in other income for 1993 over 1992, which was due to the implementation of service charges on business accounts and an ATM transaction fee, as well as increased income generated from the brisk mortgage refinancing business in 1993. The Bank continues to closely monitor service charges and fees to reduce waivers of income and maximize revenue.

         Financial Condition. Total assets increased to $205.7 million at December 31, 1994 compared to $164.8 million at year-end 1993, representing an increase of $40.8 million, or 24.8%. During 1994 earning assets grew to $181.9 million, a $29.2 million, or 19.1% increase over 1993 year-end earning assets. This followed an increase in earning assets of 19.9% in 1993 over 1992. The primary components of the increase in earning assets in 1994 were as follows: loans, net of unearned income increased 22.7%, and investment securities and securities available for sale increased 10.1%.

          Deposits, the primary source of funds supporting earning assets, increased 28.0%, or $37.1 million, in 1994 over 1993, following a 9.6% increase in 1993 over 1992. In March, 1994, the Bank purchased approximately $1.4 million in deposits from the former Federal Savings Association of Falls Church, Virginia. In May, the Bank purchased approximately $27.9 million in deposits form the former Commonwealth Federal Savings Bank of Manassas, Virginia.

         Stockholders' equity at December 31, 1994 was $15.9 million, up 11.1% over the 1993 year-end level, following a 51.9% increase in 1993 over 1992. The larger increase in 1993 reflected the injection of approximately $2.9 million in capital created by the Bank's public offering of 200,000 shares at $16.00 per share in December of 1993. The Company's capital ratios continue to be well in excess of the regulatory minimums.



                                         Summary Financial Information


                                                                             Year Ended December 31,
                                                1994            1993            1992           1991           1990
                                                ----            ----            ----           ----           ----
                                                      (Dollars in thousands, except per share amounts)
Summary of Operations:
     Net interest income ...............   $     8,240     $     6,739    $     5,839    $     4,594    $     4,864
     Provision for loan losses .........            65             348            801            900            937
     Other income ......................         2,695           1,752          1,028          1,378            457
     Other expenses ....................         7,339           5,211          4,548          4,391          3,604
     Income taxes ......................         1,167             927            513            226            265
     Net income ........................   $     2,364     $     2,005    $     1,005    $       455    $       515

Per Share Data:
     Net income ........................   $      1.96     $      2.00    $      1.10    $      0.46    $      0.53
     Book value at period end ..........         13.47           12.16           9.83           9.26           8.80
     Cash dividends ....................          0.56            0.25           0.00           0.00           0.15
     Weighted average shares
        outstanding ....................     1,206,120       1,002,895        936,162        988,807        971,892
     Actual number of shares
        outstanding ....................     1,178,257       1,174,057        956,865        855,634        869,834

Selected Performance Ratios:
     Return on average assets ..........          1.27%           1.37%          0.76%          0.43%         .%57%
     Return on average equity ..........         15.91           19.10          11.92           5.82           6.72
     Net interest margin (2) ...........          4.89            5.15           5.05           4.89           5.90

Balance Sheet Data at
Period End:
     Assets ............................   $   205,672     $   164,836    $   141,488    $   129,693    $    95,438
     Loans, net of
        unearned income (1) ............       133,988         109,172         88,101         80,890         73,919
     Securities ........................        47,891          43,488         28,594         20,872          9,706
     Deposits ..........................       169,952         132,820        121,233        115,783         83,516
     Stockholders' equity ..............        15,868          14,282          9,403          7,925          7,650

Asset Quality Ratios:
     Allowance for loan losses
        to period end loans (1) ........          1.00%           1.00%          1.03%          1.00%         1.09%
     Nonperforming assets to
        total assets ...................          1.52            1.21           2.56           5.14           3.75
     Net charge-offs (recovery)
        to average loans ...............         (0.14)           0.16           0.81           1.23           0.77

Capital Ratios:
     Leverage (Equity to Assets) (3) ...          6.32%           8.66%          6.64%          6.11%         8.02%
     Risk-based:
        Tier 1 capital (3) .............         10.25           13.48          11.66           9.78          10.80
        Total capital (3) ..............         11.30           14.52          12.79          10.78          11.93



(1) Loans are reported net of unearned income and include mortgage loans held for sale.
(2)     Net interest margin is calculated on a tax equivalent basis.
(3)     Equity reported is net of intangible assets.





EARNINGS ANALYSIS

         Net Interest Income. Net interest income represents the principal source of earnings for the Bank and is equal to the amount by which interest income exceeds interest expense. The net interest margin is a measure of net income performance. It represents the difference between interest income, including net loans fees earned and interest expense, expressed as a percentage of average earning assets. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as the respective yields and rates, have significant impact on the level of net interest income.

         Net interest income was $8.2 million for 1994, up 22.5% over the $6.7 million reported for 1993. The primary factor contributing to the improvement in net interest income was an increase in the volume of earning assets. Earning assets increased 19.1% from $152.7 million at December 31, 1993 to $181.9 million at December 31, 1994. In 1994's environment of rapidly rising interest rates, the Bank experienced a relatively minor decline in net interest margin from the 1993 level of 5.15 % to 4.89% for 1994. Another significant factor which impacted net interest income and net interest margin was a change in the mix of deposit accounts resulting from the Bank's purchase of approximately $29.4 million in deposits from two failed savings institutions. Prior to these purchases, at December 31, 1993, the Bank's mix of interest-bearing deposits and non-interest bearing deposits to total deposits was 67.1% and 32.9%, respectively. After these purchases, at December 31, 1994, the mix was 75.4% and 24.6%, respectively. The Bank continues to emphasize programs to increase non-interest bearing deposits, particularly in the expanding market of Prince William County.

         Net interest income for 1993 increased 15.4%, or $900 thousand over the $5.8 million reported for 1992. This increase can largely be attributable to a decline in interest expense of $624 thousand, or 18.4% compared to 1992. Due to the low interest rate environment of 1993, the Bank was able to reduce rates paid on customer deposits to a greater extent than the decline in yields on earning assets. This rapid decrease in funding costs contributed to an increase in the net interest margin from 5.05% in 1992 to 5.15 % in 1993.

         The following table sets forth the Bank's average interest earning assets (on a tax equivalent basis), average interest bearing liabilities, the average yields on such assets and rates paid on such liabilities, and the net interest margin, for the periods indicated.


                   Average Balances, Income and Expenses, Yields and Rates


                                                            Year Ended December 31,
                                                    1994                                  1993
                                  --------------------------------------------------------------------------------
                                  Average           Income/       Yield/       Average        Income/        Yield/
                                  Balance           Expense        Rate        Balance        Expense        Rate

Assets (1):
Securities:
   Taxable ...................     $  47,110      $   2,182         4.63%    $  30,972        $   1,417        4.58%
   Tax-exempt (2) ............           103              5         4.85           161                9        4.59
Total securities .............        47,213          2,187         4.63        31,133            1,426        4.58
Loans (net of unearned
  income) ....................       120,476         10,168         8.44        94,507            7,919        8.38
Federal Funds sold ...........           891             57         6.40         5,113              153        2.99
Total earning assets .........       168,580         12,412         7.36%      130,753            9,498        7.26%
Less: allowance for losses ...        (1,238)                                     (925)
Total nonearn. assets ........        18,339                                    16,966

Total assets .................     $ 185,681                                 $ 146,794

Liabilities (1):
Interest bearing dep:
   Checking ..................     $  18,871      $     708         3.75%    $  13,847        $     498        3.60%
   Regular savings ...........        23,219            663         2.86        17,045              499        2.93
   Money market svgs .........        29,294            772         2.64        20,998              554        2.64
Certificates of deposit
   $100,000 and over .........         9,750            396         4.06         9,313              355        3.81
   Under $100,000 ............        15,606          1,077         6.90         9,645              609        6.31
Total interest-
   bearing deposits ..........        96,740          3,616         3.74        70,848            2,515        3.55
Short-term borrowings ........        14,995            556         3.71        11,733              244        2.08
Total interest-
   bearing liabilites ........       111,735          4,172         3.73%       82,581            2,759        3.34%
Noninterest bearing
   liabilities:
   Demand deposits ...........        55,235                                    51,804
   Other liabilities .........         3,854                                     1,907

Total liabilities ............       170,824        136,292
Stockholder's equity .........        14,857         10,502

Total liabilities and
  Stockholder's equity .......     $ 185,681      $ 146,794

Net interest income ..........                    $   8,240                  $   6,739

Interest rate spread .........                                      3.63%                                      3.92%
Interest rate expense
   as a percent of avg
   earnings assets ...........                                      2.47%                                      2.11%
Net interest margin ..........                                      4.89%                                      5.15%





                                                            1992
                                             ----------------------------------
                                              Average     Income/      Yield/
                                              Balance     Expense       Rate

Assets (1):
Securities:
   Taxable .............................     $  24,407      $1,258        5.15%
   Tax-exempt (2) ......................           160           9        5.63
Total securities .......................        24,567       1,267        5.16
Loans (net of unearned
  income) ..............................        86,861       7,811        8.99
Federal Funds sold .....................         4,253         143        3.36
Total earning assets ...................       115,681       9,221        7.97%
Less: allowance for
   losses ..............................          (874)
Total nonearn. assets ..................        16,717

Total assets ...........................     $ 131,524

Liabilities (1):
Interest bearing dep:
   Checking ............................     $  15,464      $  511        3.30%
   Regular savings .....................        11,631         436        3.75
   Money market svgs ...................        23,622         794        3.36
Certificates of deposit
   $100,000 and over ...................        11,636         554        4.76
   Under $100,000 ......................        16,239         886        5.46
Total interest-
   bearing deposits ....................        78,592       3,181        4.05
Short-term borrowings ..................         8,464         202        2.39
Total interest-
   bearing liabilites ..................        87,056       3,383        3.89%
Noninterest bearing
   liabilities:
   Demand deposits .....................        34,240
   Other liabilities ...................         1,790

Total liabilities ......................       123,086
Stockholder's equity ...................         8,438

Total liabilities and
  Stockholder's equity .................     $ 131,524

Net interest income ....................                 $   5,838

Interest rate spread ...................                                  4.09%
Interest rate expense
   as a percent of avg
   earnings assets .....................                                  2.92%
Net interest margin ....................                                  5.05%


 Average balances are derived from month-end balances.
 Income and yields are reported on a tax-equivalent basis assuming a federal tax rate of 34%

         Net interest income is affected by changes in both average interest rates and average volumes of earning assets and interest-bearing liabilities. The following table analyzes changes in net interest income attributable to changes in the volume of earning assets and interest-bearing liabilities compared to changes in interest rates. Nonaccruing loans are included in average loans outstanding. The amount of change not solely due to rate or volume changes was allocated to change due to rate and change due to volume in proportion to the relationship of the absolute dollar amounts of the change in each.




                                     Volume and Rate Analysis

                                                                         Year Ended December 31,
                                                 1994  vs. 1993                          1993  vs. 1992
                                               Increase (Decrease)                      Increase  (Decrease)
                                                Due to Changes in:                       Due to  Changes in:
                                        Volume       Rate         Total       Volume      Rate      Total
                                      ---------     ------       -------     ---------   ------    -------
Earning Assets:
Securities:
    Taxable .......................     $   730      $  35      $   765      $   344      $(185)     $ 159
    Tax-exempt ....................           0          0            0            7         (7)         0
       Total securities ...........         730         35          765          351       (192)       159
Loans .............................       2,176         73        2,249          687       (579)       108
Federal funds sold ................        (126)        30          (96)          29        (19)        10

       Total earning assets .......     $ 2,780      $ 138      $ 2,918      $ 1,067      $(790)     $ 277

Interest-Bearing Liabilities:
    Interest checking .............     $   181      $  29      $   210      $   (53)     $  40      $ (13)
    Regular savings ...............         181        (17)         164          203       (140)        63
    Money market savings ..........         218          0          218          (88)      (152)      (240)
    Time deposits .................         393        116          509         (741)       265       (476)
       Total interest-bearing
          deposits ................         973        128        1,101         (679)        13       (666)
Short-term borrowings .............          68        244          312           78        (36)        42
       Total interest-bearing
          liabilities .............       1,041        372        1,413         (601)       (23)      (624)
Change in net interest
    income ........................     $ 1,739      $(234)     $ 1,505      $ 1,668      $(767)     $ 901



                                                1992  vs. 1991
                                             Increase (Decrease)
                                              Due to Changes in:
                                         Volume       Rate     Total
                                         ------      ------    ------
Earning Assets:
Securities:
    Taxable .......................     $   650      $  (483)     $   167
    Tax-exempt ....................         (14)          (1)         (15)
       Total securities ...........         636         (484)         152
Loans .............................       1,386       (1,209)         177
Federal funds sold ................        (125)        (131)        (256)

       Total earning assets .......     $ 1,897      $(1,824)     $    73

Interest-Bearing Liabilities:
    Interest checking .............     $   (11)     $  (232)     $  (243)
    Regular savings ...............         415         (148)         267
    Money market savings ..........         284         (328)         (44)
    Time deposits .................        (525)        (637)      (1,162)
       Total interest-bearing
          deposits ................         163       (1,345)      (1,182)
Short-term borrowings .............         121         (110)          11
       Total interest-bearing
          liabilities .............         284       (1,455)      (1,171)
Change in net interest
    income ........................     $ 1,613      $  (369)     $ 1,244


TOTAL OTHER INCOME

         Total other income for 1994 increased $943 thousand, or 53.9% over that earned in 1993. Service charges on deposit accounts, the largest single component of total other income were $2.4 million, up 91.8% over 1993 levels. On October 31, 1993, the Bank implemented service charges on most commercial transaction accounts. This implementation resulted in $105 thousand in other income in 1993 and $198 thousand in 1994. Additionally, the Bank continues to strenuously monitor service charges in order to reduce waivers and maximize income. The Bank recognized $15 thousand in gains on securities available for sale traded in 1993 and recognized a net loss of $2 thousand on securities available for sale traded in 1994.


         From 1992 to 1993, total other income increased 70.4% from $1.0 million to $1.8 million. In addition to the increased service charges from commercial accounts, as noted above, in 1993 the Bank implemented a fee for the use on ATMs not owned by the Bank which generated $141 thousand in 1993. Contributing to the increase in 1993 was an increase of $191 thousand, or 69.0%, in gains on sale of mortgages, reflecting the increased volume of mortgage refinancings spurred by the lower interest rate environment of 1993.

TOTAL OTHER EXPENSES

         In support of the Bank's continued asset growth, other operating expenses consisting of employee related cost and occupancy and other overhead expenses totaled $7.3 million for 1994, compared to $5.2 million for 1993. This increase was attributable to the staffing of the four new branches acquired in the first and second quarters of 1994, as well as, the addition of qualified personnel necessary to continue to provide operational support to the rapidly expanding deposit base. Additionally, the acquisitions completed in 1994 created an intangible asset of $3.1 million which will be amortized over fifteen years, resulting in an expense of $103 thousand for 1994 and $204 thousand annually thereafter until the year 2009. Other significant components of other operating expenses are computer services expense and FDIC insurance expense, which totaled $329 thousand and $311 thousand, respectively. Both computer expense and FDIC insurance expense are tied to increases in the volume of deposits. As a well-capitalized institution, the Bank currently pays the lowest rate of FDIC insurance available.

         For 1993, total other expenses increased $663 thousand, or 14.6%, over the same period in 1992. This increase was primarily attributable to a $85 thousand, or 21.2% increase in computer service expense, combined with increases of $47 thousand, or 86.8% in consulting expense and $33 thousand, or 13.2% increase in FDIC insurance premiums. In addition, the Bank paid $103 thousand to consultants in 1993 for their advice to improve fee and service charge income.

INCOME TAXES

         Reported income tax expense for 1994 was $1.2 million, $927 thousand in 1993, and $513 thousand in 1992. These increases were attributable to the increases in pretax earnings. Refer to Note 8 to the Consolidated Financial Statements for a reconciliation of income tax expense and an explanation of the components of deferred taxes.

BALANCE SHEET ANALYSIS

         LOAN PORTFOLIO. Loans, net of unearned income, were $134.0 million at December 31, 1994, a 22.7% increase over 1993 year-end loans, marking the second consecutive year of significant growth in the loan portfolio. Net loans increased 23.9% in 1993 over 1992 and 8.9% in 1992 over 1991.

         The Bank's primary market focus is on making loans to small and medium-sized businesses, professional groups and individuals in its market area. While the Bank's commercial loans represent the largest portfolio of the loan portfolio and have experienced the most growth over the past five years, the Bank also offers a full range of consumer loans.

         The Bank's commercial loans include loans made primarily to service, retail and wholesale businesses for a variety of purposes, including revolving lines of credit, working capital loans, equipment financing loans and letters of credit. Although the Bank typically looks to the borrower's cash flow as the principal source of repayment of such loans, the majority of the commercial loans are secured by equipment, accounts receivable and other forms of collateral, including commercial and residential real estate.

         The Bank had $25.6 million in commercial loans at December 31, 1994 that were secured by nonresidential real estate properties (shown in the table below under the category of "Non-Farm, non-residential"), representing 19.1% of the portfolio. These loans generally have 20-year amortization schedules and mature in five years. The Bank limits the loan amounts on credits secured by nonresidential real estate to 75% of the appraised value of the property. While the Bank's residential mortgage portfolio, which include residential (1-4 family) and home equity lines, comprised 44.0% of total loans at December 31, 1994, the majority of the residential mortgage portfolio consisted of business related loans secured by the owner's personal residence. These loans are fixed or adjustable rate loans with 15- to 20-year amortization schedules that mature with a balloon payment on the third or fifth anniversary of the loan. The balance of the residential mortgage portfolio consists of fixed and adjustable rate mortgages that conform to GNMA and FNMA underwriting guidelines. The Bank sells into the secondary market approximately 95% of the conforming fixed rate loans it originates. The Bank has historically engaged in limited mortgage lending on multifamily and agricultural properties. Real estate construction loans were $11.8 million, or 8.8% of total loans, at December 31, 1994. The majority of the Bank's real estate construction loans are for 1 to 4 family residences which are either pre-sold or contract homes with permanent financing prearranged.

         The Bank attempts to reduce its exposure to the risks of the local real estate market by making mortgage loans primarily on owner-occupied properties. The Bank's charge-off rate for all loans secured by real estate has been relatively low, with 1992 being the only year during the past five years in which the Bank had net charge-offs (.35% of average loans in 1992).

         The Bank's consumer loan portfolio represents approximately 8.1% of the total loan portfolio. The performance of the consumer loan portfolio is directly related to and dependent upon the general economic conditions in the Bank's market area.

         Consistent with its focus on providing community-based financial services, the Bank generally does not make loans outside its market area of Fairfax County, Prince William County, and portions of Loudoun and Fauquier Counties. The Bank maintains a policy not to originate or purchase loans classified by regulators as highly leveraged transactions or loans to foreign entities or individuals.

         The Bank's unfunded loan commitments (excluding unused home equity lines of credit and credit card lines) and standby letters of credit amounted to $33.9 million at December 31, 1994, compared to $35.4 million at December 31, 1993.

         The following table provides a breakdown of the Bank's various loan categories, net of unearned income.






                                 Loan Portfolio

                                                                       Year Ended December 31,
                                                         1994         1993        1992         1991       1990
                                                       --------     --------     -------     -------     -------

Commercial .......................................     $ 25,380     $ 22,835     $23,588     $25,168     $20,157
Real estate construction .........................       11,823        8,598       4,005       4,283       4,999
Real estate mortgage:
      Residential (1-4 family) ...................       50,902       35,150      35,967      23,924      19,520
      Home equity lines ..........................        8,075        8,903       7,894       8,174       7,691
      Multifamily ................................        1,164        1,455           0         194         416
      Non-farm, non-residential(1) ...............       25,581       21,517       7,084       9,929      11,690
      Agricultural ...............................          251            0         344         344           0
          Real estate mortgage
          subtotal ...............................       85,973       67,025      51,289      42,565      39,317
Consumer loans ...................................       10,812       10,714       9,219       8,874       9,446
Total loans - net of unearned
      income .....................................     $133,988     $109,172     $88,101     $80,890     $73,919


(1) In the first quarter of 1993, the Bank reviewed its loan classification procedure which resulted in the reclassification of approximately 36 loans totaling $10.8 million from the commercial category to the non-farm, non-residential category.

         The following table shows the remaining maturities of loans in certain related loan categories.

                     Remaining Maturities of Selected Loans

                                                        December 31, 1994

                                                                  Real Estate
                                                   (1)Commercial Construction
Within 1 year........................................ $30,873       $11,823
Variable Rate:.......................................
       1 to 5 years..................................       0             0
       After 5 years.................................       0             0
            Total....................................      $0            $0

Fixed
Rate:.............................................
            1 to 5 years..........................     20,088             0
            After 5 years.........................          0             0
            Total.................................    $20,088             0

            Total Maturities......................    $50,961       $11,823

(1) Includes to categories of commercial and non-farm, non-residential real estate loans as noted on the previous table.


ASSET QUALITY

         Allowance for Loan Losses. The allowance for loan losses is an estimate of an amount adequate to provide for potential losses in the loan portfolio of the Bank. The level of loan losses in affected by general economic trends as well as specific conditions affecting individual borrowers. Management evaluates nonperfoming loans relative to their collectibility and collateral value and makes provisions for reserves to cover any future loan charge-offs that may be required. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies.

         The allowance for loan losses was $1.3 million at December 31, 1994, up $230 thousand over the $1.1 million allowance at December 31, 1993. The allowance was $909 thousand at December 31, 1992, compared to $809 thousand at December 31, 1991.

         The provision for loan losses in 1992 was $801 thousand down from $900 thousand in 1991. The decreases in 1993 and 1992 were primarily due to improved collection efforts and the improved financial condition of several borrowers due to stabilization of the real estate market. This favorable trend permitted the Bank to reduce its provision for loan losses at December 31, 1993, to $348 thousand and $65 thousand for December 31, 1994.

         Net charge-offs for 1992 were $701 thousand down 21.6% from $894 thousand in 1991. Similarly, the net charge-offs for 1993 were $155 thousand compared to a net recovery of $165 thousand for 1994. Net charge-offs (recoveries) to average loans was (0.14%) for 1994, compared to 0.16% for 1993 and 0.81% for 1992.

         The following table summarizes changes in the allowances for loan losses.






                                 Loan Portfolio

                                                               Year Ended December 31,
                                                    1994         1993      1992       1991     1990
                                                    ----         ----      ----       ----      ----
                                                                (Dollars in thousands)

Balance, begining of period .................     $ 1,102       $  809      $809      $803      $428

Loans charged off:
      Commercial ............................          76            0       425       765       482
      Real estate construction ..............           0            0         0         0         0
      Real estate mortgage ..................           0           10       313         0         0
      Consumer loans ........................         103          354       100       214        81
          Total charge-offs .................         179          364       838       979       563

Recoveries:
      Commercial ............................         300            0       135        26         1
      Real estate construction ..............           0            0         0         0         0
      Real estate mortgage ..................           0           40         0         0         0
      Consumer loans ........................          44          169         2        59         0
          Total recoveries ..................         344          209       137        85         1

Net charge-offs .............................        (165)         155       701       894       562

Provision for loan losses ...................          65          448       801       900       937

Balance, end of period ......................     $ 1,332       $1,102      $909      $809      $803

Ratio of allowance for loan losses
      to loans outstanding at end
      of period .............................        0.99%        1.01%     1.03%     1.00%     1.09%

Ratio of net charge-offs to average
      loans outstanding during period .......       (0.14%)       0.16%     0.81%     1.23%     0.77%

         The Bank has allocated the allowance according to the amount deemed necessary to provide for the possibility of losses within each of the above loan categories. The allocation of allowance as shown in the table below should neither be interpreted as an indication that loan losses in future years will occur in the same proportions nor that the allocation is indicative of anticipated loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a pool of reserves applicable to the entire portfolio.



                                          Allocation of Allowance for Loan Losses
                                                                                      Real Estate                 Real Estate
                                            Commercial       Mortgage                 Construction                 Consumer
                                  Reserve   Percentage    Reserve  Percentage      Reserve  Percentage        Reserve  Percentage
                                 for loan       of       for loan      of         for loan      of           for loan      of
                                  Losses    Allowance     Losses   Allowance       Losses   Allowance         Losses   Allowance
                                  ------    ---------     ------   ---------       ------   ---------         ------   ---------
                                                                                        (Dollars in thousands)

December 31, 1994 ............     $252       18.9%         $886       66.5%         $ 86       6.5%          $108        8.1%
December 31, 1993 ............      230       20.9           704       63.9            60       5.4            108        9.8
December 31, 1992 ............      243       26.8           545        6.0            26       2.9             95       10.5




         Nonperforming Assets. Nonperforming assets include nonaccrual loans, restructured loans and foreclosed properties. Nonaccrual loans are loans on which interest accruals have been discontinued and restructured loans are loans whereby a borrower has been granted a concession on the interest rate or the original repayment terms because of a deteriorating financial condition.

                              Securities Portfolio

                                                    Year Ended December 31,
                                                  1994        1993       1992
                                                     (Dollars in thousands)
U.S. Government securities:
  Held to maturity ..........................   $30,016      $15,139     $18,907
  Available for sale ........................     9,852       13,993       3,853
U.S. Agency and other securities:
  Held to maturity ..........................     6,117       12,211       3,845
  Available for sale ........................     1,906        1,986       1,960
States and political subdivisions:
  Held to maturity ..........................         0            0           0
  Available for sale ........................         0          159           0

    Total securities ........................   $47,891      $43,488     $28,565



         Total nonperforming assets were $3.1 million at December 31, 1994, an increase of $1.1 million, or 55.0%, from December 31, 1993. This follows a decrease of $1.6 million or 44.4% in 1993 over 1992, and a $3.1 million or 45.8% decrease in 1992 over 1991. At December 31, 1994, nonperforming assets consisted entirely of seven OREO properties in the aggregate amount of $2.3 million and three nonaccrual loans totaling $834 thousand. Nonperforming assets as a percentage of total assets was 1.52% at December 31, 1994, compared to 1.21%, and 2.56% at December 31, 1993, and 1992, respectively. The decreases in total nonperforming assets experienced in 1992 and 1993 resulted from the sale of several foreclosed properties during these periods.

         All seven of the OREO properties are in the Bank's primary service area. These properties consist of the following: an unimproved commercial property containing approximately 31 acres; five unimproved residential parcels each consisting of less than ten acres, one single family residential property. The Bank's practice is to value real estate acquired through foreclosure at the lower of cost or current appraised value less anticipated cost of disposal. The Bank is actively marketing all foreclosed real estate.

         The Bank had three nonaccrual loans at December 31, 1994, amounting in the aggregate to $834 thousand or 0.06% of total loans, compared to $30 thousand and $477 thousand in nonaccrual loans at December 31, 1993 and 1992, respectively. The largest single nonperforming loan at December 31, 1994, was a credit for $765 thousand for which a workout agreement has been signed. The borrowers are performing in compliance with the workout arrangements and are current for all principal and interest payments.

         Loans are placed on nonaccrual status when they become 90 days past due unless the loan is determined to be both well-collateralized and in the process of collection or other mitigating factors are known to management. There are three negative implications for earnings when a loan is placed on nonaccrual status. All interest accrued but unpaid at the date the loan is placed on nonaccrual status is either deducted from interest income or charged against the allowance for loan losses. Second, accruals of interest are discontinued until all delinquent principal and interest has been paid or the loan becomes both well-secured and in the process of collection. Finally, there may be actual losses which necessitate additions to the allowance for loan losses charged against earnings.

         At December 31, 1994, loans past due 90 days and still accruing interest, because they were deemed by management to be both well-secured and in the process of collection, were $192 thousand, compared to $886 thousand and $145 thousand at December 31, 1993, and 1992, respectively.

         During 1994, $12 thousand in additional interest income would have been recorded if the Bank's nonaccrual loans had been current in accordance with their original terms. This amount would have been $2 thousand in 1993 and $13 thousand in 1992.

         There were no commitments to lend additional funds to customers whose loans were classified as nonperforming on December 31, 1994.

         Potential Problem Loans. At December 31, 1994, potential problem loans were approximately $4.8 million, including four lending relationships with principal balances in excess of $500 thousand which had an aggregate principal balance outstanding of $3.9 million. Loans are viewed as potential problem loans when possible credit problems of the borrowers or industry viewed as potential problem loans when possible credit problems of the borrowers or industry trends cause management to have doubts as to the ability of the borrower to comply with current repayment terms. These loans are subject to management's diligent attention, and their status is reviewed on a regular basis. The potential problem loans identified at December 31, 1994 are generally secured by residential or commercial real estate with appraised values that exceed the principal balance of the loan.

SECURITIES

         The Bank's securities portfolio serves several purposes. Portions of the portfolio are held for investment, while the remaining portions are used for liquidity and asset liability management. At December 31, 1994, total securities were $47.9 million, an increase of $4.4 million, or 10.1% from December 31, 1993. The securities portfolio was $43.5 million at December 31, 1993 compared to $28.6 million at December 31, 1992. Investments in U.S. Government Treasury and Agency securities comprised 97.9% of the total portfolio at December 31, 1994; 98.1% at December 31, 1993 and 97.3% at December 31, 1992.

         In June 1993, the Financial Accounting Standards Board adopted Statement No. 115, which stipulates changes in the manner in which financial institutions classify and account for their securities portfolio beginning December 15, 1993. The Bank elected to adopt this rule in advance of the December 15, 1993 deadline. In September, 1993, the Bank revised its securities policies and divided its portfolio into two segments (i) "Investment Securities" and (ii) "Securities Available for Sale".

         Securities are classified as Investment Securities when management has both the intent and the ability at the time of purchase to hold the securities until maturity. Investment Securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities which are held for an indefinite period of time are classified as Securities Available for Sale and are marked to market at each financial reporting date, i.e., at each month-end. Unrealized gains or losses resulting from the difference between the market value of the security and its book value are recorded in the capital section of the Bank's financial statements. Securities Available for Sale include securities that may be sold in response to changes in interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors.

         At December 31, 1993 and December 31, 1994, this reclassification resulted in $16.1 million and $11.8 million in Securities Available for Sale, respectively. As of December 31, 1994, the market value of those Securities Held for Sale was $159 thousand lower than the book value, resulting in a decrease to capital of this amount. See Note 2 to the Bank's Consolidated Financial Statements for December 31, 1994 and 1993.


                                                        Nonperforming Assets

                                                              Year Ended December 31,
                                                   1994       1993       1992       1991       1990
                                                   ----       ----       ----       ----       ----
                                                                (Dollars in thousands)
Nonaccrual loans ............................   $   834     $    30    $   477    $   405    $ 2,232
Restructured loans ..........................         0           0          0          0          0
Foreclosed property .........................     2,301       1,970      3,139      6,264      1,344

      Total nonperforming assets ............   $ 3,135     $ 2,000    $ 3,616    $ 6,669    $ 3,576

Allowance for loan losses
      to period end loans ...................      1.00%       1.00%      1.03%      1.00%      1.09%
Nonperforming assets to
      total assets ..........................      1.52%       1.21%      2.56%      5.14%      3.75%
Net charge-offs to average
      loans .................................     (0.14%)      0.16%      0.81%      1.23%      0.77%


         The Bank's recent purchase of securities have been limited to securities of high quality with short to medium term maturities. At December 31, 1994, $24.9 million or 51.9% of the total portfolio, matured within one year while $19.9 million, or 41.7%, matured after one year but within five years. The fully taxable equivalent yield on the entire portfolio was 5.02% at December 31, 1994, compared to 4.33% for year end 1993, and 4.6% for year end 1992. This change reflects generally increasing level of interest rates.





                          Maturity Analysis as of  December 31, 1994


                                       One         One          Five         Over
                                      Year       to Five       to Ten         Ten
                                     or Less      Years         Years        Years       Total
                                                        (Dollars in thousands)

U.S. Treasury Securities:
      Book value ...............      $24,998      $15,016         --          --        $40,014
      Market value .............       24,726       14,650         --          --        $39,376
      Weighted average yield ...         3.87%        6.37%                                 4.81%
U.S. Agency and
      Other Securities (1):
      Book value ...............         --        $ 7,078      $ 1,040        --        $ 8,118
      Market value .............         --          6,832        1,040        --        $ 7,872
      Weighted average yield (2)                      6.05%        6.00%                    6.04%

Total Securities:
      Book value ...............      $24,998      $22,094      $ 1,040        --        $48,132
      Market value .............       24,726      $21,482      $ 1,040        --        $47,248
      Weighted average yield ...         3.87%        6.26%        6.00%                    5.02%

(1) Other securities consists of Federal Reserve Stock, FHLB-equity securities and Virginia Bankers Bank equity securities.
(2) Yields on tax-exempt securities have been computed on a tax-equivalent basis.

DEPOSITS AND SHORT-TERM BORROWINGS

         The Bank's predominate source of funds is depository accounts. The deposit base is comprised of demand deposits, interest checking accounts, savings and money market accounts and time deposits. The Bank's deposits are provided substantially by individuals and businesses located within the communities served. In the past, the Bank had accepted a modest amount of brokered certificates of deposit in denominations of less than $100,000. These brokered deposits account for only 0.7% of the total deposits outstanding as of December 31, 1994, and are being allowed to run off at maturity. The Bank no longer accepts brokered deposits.

         Total deposits at December 31, 1994 were $170.0 million, an increase of $37.1 million, or 28.0%, over the same period in 1993. All deposits account categories increased over 1993 year-end levels, with the greatest increase seen in total time deposits which increased $19.1 million or 81.2% over year-end 1993 levels. This increase primarily resulted from the deposit base purchased from two failed savings and loans in the first and second quarter of 1994.

         Total deposits at December 31, 1993 were $132.8 million, a 9.6% increase over 1992. Demand deposits, interest checking accounts, and regular savings increased over 1992 levels, while certificates of deposit, both over and under $100,000, decreased during this period. Most of the funds withdrawn from certificates of deposit were transferred to other types of deposit accounts within the Bank which provided rates competitive to the rates paid on certificate of deposit, but with no penalty for withdrawal.





                                       Maturities of CD's of $100,000 and Over


                            Within     Three to     Six to       Over               Precent
                             Three        Six       Twelve        One               of Total
                            Months      Months      Months       Year      Total    Deposits
                                        (Dollars in thousands)

December 31,  1994 ........ $6,226      $2,761      $2,793      $3,043    $14,823     8.72%


         During  1992,   total  deposits  grew  4.7%.   With  the  exception  of
certificates of deposit both over and under $100 thousand, and money market savings which decreased 33.8% and 6.9%, respectively.






                                           Deposits and Rates Paid

                                                                   Year Ended December 31,
                                                    1994                    1993                1992
                                               ---------------      ----------------       ----------------
                                               Amount     Rate       Amount     Rate        Amount     Rate
                                                                (Dollars in thousands)
Noninterest-bearing accounts ...........      $ 41,881     --       $ 43,715     --       $ 41,571      --
Interest-bearing accounts:
      Interest checking ................        28,423    2.49%       24,417     2.04%      19,292      2.73%
      Money-market invest ..............        32,536    2.18        21,639     2.56       21,679      2.73
      Regular savings ..................        24,580    2.70        19,573     2.55       14,735      3.22
      Time deposits:
           Less than $100,000 ..........        27,708    3.76        14,220     4.28       13,734      4.95
           $100,000 and over ...........        14,823    2.67         9,256     3.84       10,222      3.90
      Total interest-bearing accounts ..       128,070    2.84        89,105     2.82       79,662      3.19

Total ..................................      $169,951    2.11%     $132,820     1.89%    $121,233      2.20%


     When expressed as a percent of total deposits, the Bank's noninterest-bearing demand deposits were 24.6% of total deposits at December 31, 1994, compared to 32.9% at year end 1993 and 34.2% in 1992. The effect of declining interest rates in 1992 and 1993 resulted in a relatively low cost of funds for the Bank. The average interest rate paid on interest-bearing deposits was 2.8% for 1994 and 1993, compared to 3.2% for 1992. The shift in the deposit mix to more interest bearing deposits and the generally rising level of interest rates resulted in a higher cost of funds for the Bank in 1994 compared to 1993. In addition to its deposits, the Bank utilizes periodic short-term borrowings in the form of federal funds purchased to meet liquidity needs. The Bank's overnight repurchase agreements are also categorized as short-term borrowings. The Bank's repurchase agreements are provided as an additional service to some of its larger customers in order that they may earn income on their excess demand deposit balances. Customer funds that are invested in repurchase agreements are fully collateralized by U.S. Government an Agency securities.

CAPITAL RESOURCES

         The adequacy of the Bank's capital depends on a number of factors such as asset quality, liquidity, earnings performance, changes in competitive conditions and market forces. The Bank's capital position is reviewed by management on an ongoing basis with consideration given to the size, composition and quality of the Bank's assets and liabilities. The Bank's capital level is maintained in strict compliance with regulatory requirements and industry standards. The Bank seeks to maintain strong capital base in order to support growth and expansion activities, to provide stability to current operations and promote public confidence.

         The Bank's capital position continues to exceed regulatory guidelines. The primary indicators relied upon by the Federal Reserve Board and other bank regulators in measuring the strength of a Bank's capital position include the following: (1) tangible Tier 1 capital as a percentage of risk-weighted assets,
(2) total tangible capital as a percentage of risk-weighted assets, and (3) the leverage ratio, which compares tangible Tier 1 capital to total assets.





                                            Analysis of Capital


                                  Year Ended December 31,   Minimum          Capital
                                   ---------------------   Regulatory      Excess as of
                                   1994    1993     1992   Requirements  December 31, 1994
                                   ----    ----     ----   ------------  -----------------
                                                                         (In thousands)
Risk based capital ratios:
        Tier 1 ...........      10.25%   13.44%   11.66%      4.00%          $7,923
        Total capital ....      11.30    14.48    12.79       8.00            4,183
Leverage ratio ...........       6.32     8.64     6.64       4.00            4,768



         At December 31, 1994, the Bank's ratio of total tangible capital to risk-weighted assets was 11.30%. Tangible Tier 1 capital to risk-weighted assets as 10.25% and the leverage ratio was 6.32%. These ratios are well above the regulatory minimum requirement of 8.0%, 4.0% and 4.0%, respectively. The Bank is classified as a "well-capitalized" institution under federal banking regulations.

         The return on average equity was 15.91% for 1994 compared to 19.10% for 1993 and 11.92% for 1992. The decrease from 1993 to 1994 primarily reflects the increased capital resulting from the public offering on December 22, 1993.

ASSET/LIABILITY MANAGEMENT

         Liquidity Management. Liquidity represents a banking institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and investments and loans maturing within one year. The Bank's ability to obtain deposits and purchase funs at favorable rates determines its liability liquidity. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes the Bank maintains overall liquidity sufficient to satisfy its depositor's requirements and meet its customer's credit needs

         Additional sources of liquidity available to the Bank include, but are not limited to loan repayment, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds or longer term borrowing through its correspondent relationships. To further meet its liquidity needs, the Bank also has access to the Federal Reserve System. In the past, growth in deposits and proceeds from the maturity of investment securities and loans have been sufficient to fund the net increase in credit demand.

         At December 31, 1994, cash and investments and loans maturing within one year were 78.8% of total earning assets, compared to 62.6% at December 31, 1993 and 62.3% at year end 1992. The Bank has no long-term debt, but as of December 31, 1994, did have short-term borrowings in the form of overnight repurchase agreements of $13.6 million, federal funds purchased from correspondent banks in the amount of $3.9 million, and one fixed-rate credit with a three month term in the amount of $1.7 million which matured and will be renewed in February, 1995.

         Interest Rate Sensitivity Management. An important element of both earnings performance and the maintenance of sufficient liquidity is management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. The gap can be managed by repricing assets or liabilities, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge interest rate risk and minimize the impact of net interest income in periods of rising or falling interest rates.

         In order to minimize interest sensitivity risk, the Bank evaluates its interest sensitivity and then formulates strategies regarding asset generation, funding sources, deposit and loan pricing, and off-balance sheet commitments. These strategies are based on management's outlook regarding future interest rate movements, the state of the regional and national economies and other financial and business risk factors. The Bank reviews its interest sensitivity position at least quarterly, in accordance with internal management policies.

         At December 31, 1994, the Bank had $2.9 million more in assets than liabilities subject to repricing within one year and was, therefore, in an asset sensitive position. This is similar to the Bank's position at December 31, 1993, when it had $5.5 million more in assets than in liabilities subject to repricing within one year. A asset-sensitive institution's net interest margin and net interest income generally will be impacted favorably by rising interest rates, while that of a liability-sensitive institution generally will be impacted favorably by declining interest rates.

         The following table presents the Bank's interest sensitivity position at December 31, 1994. This is a one-day position which is continually changing and is not necessarily indicative of the Bank's position at any other time.




                                               Interest Sensitivity Analysis


                                                                                December 31, 1994
                                                          Within         90-365          1 to 5         Over
                                                          90 days         days            Years        5 Years        Total
                                                          -------         ----            -----        -------        -----
                                                                             (Dollars in thousands)
Earning assets:
      Loans (net of unearned income) (1) .........      $  87,038       $   7,861       $  31,549      $   7,540      $ 133,988
      Securities .................................         10,005          14,847          22,000          1,039      $  47,891
      Federal funds sold and other
           short term investments ................           --              --              --             --             --
      Total earnings assets ......................         97,043          22,708          53,549          8,579      $ 181,879

Interest-bearing liabilities:
      Interest checking ..........................         28,423            --              --             --        $  28,423
      Regular savings ............................         24,580            --              --             --        $  24,580
      Money market savings .......................         32,536            --              --             --        $  32,536
      Certificates of deposit:
           $100,000 and over .....................          6,226           5,554           3,043           --        $  14,823
           Under $100,000 ........................          6,964          14,199           6,545           --        $  27,708
      Short-term borrowings ......................         19,206            --              --             --        $  19,206
      Total interest-bearing
           liabilities ...........................        117,935          19,753           9,588              0      $ 147,276

Period gap .......................................        (20,892)          2,955          43,961          8,579      $  34,603
Cumulative gap ...................................        (20,892)        (17,937)         26,024         34,603           --
Ratio of cumulative gap to
      total earnings assets ......................         (11.49)%         (9.86)%        14.31%          19.03%

Rate sensitive assets/
      rate sensitive liabilities .................          82.29%         114.96%        558.50%           0.00%

(1)        Includes past due and nonaccrual loans.



ITEM 7. - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None




                                    PART III

ITEM 8. - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         Information related to the Directors as required in this Item is incorporated herein by reference to pages 2 to 4 of the Company's Proxy Statement for the Annual Meeting of Shareholders. The following table lists non-director executive officers of the Company.

                           Present                         Business Experience
Name and Age               Position                        During Past Five Years

Charles E. Curtis, 56      President & Chief Executive     President & Chief Executive Officer
                           Officer                         of the Bank since 1985.

T. Earl Rogers, 55         Executive Vice President        Executive Vice President of the Bank
                                                           since 1989.

Steven R. Wilson, 49       Senior Vice President           Senior Vice President of the Bank
                                                           since 1989.

Donald E. Strehle, 38      Senior Vice President           Senior Vice President of the Bank
                                                           since 1993; Senior Vice President of
                                                           Commercial and Consumer Lending for
                                                           Continental Federal Savings Bank
                                                           from 1979-1993.

Ramona W. Rodriguez, 33    Chief Financial Officer         Cashier and Chief Financial Officer
                                                           of the Bank since 1992. Auditor for
                                                           the Bank 1991-1992. Systems Auditor
                                                           for Dominion Bankshares 1989-1991.



ITEM 9. - EXECUTIVE COMPENSATION

         The information called for by this Item is incorporated herein by reference to page 5 of the Company's Proxy Statement for the Annual Meeting of Shareholders.

ITEM 10. - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

         The information called for by this Item is incorporated herein by reference to pages 2 to 4 of the Company's Proxy Statement for the Annual Meeting of Shareholders.



ITEM 11. - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The information called for by this Item is incorporated herein by reference to the material under the caption "Transactions with Directors and Management" on pages 5 and 6 in the Company's Proxy Statement for the Annual Meeting of Shareholders.

ITEM 12. - EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following exhibits required to be filed by Item 601 of Regulation S-K are filed herewith.

Exhibit 2 Plan of reorganization to FB&T Financial Corporation (incorporated herein by reference to Exhibit 2 to the Company's Registration Statement on Form S-4, no. 33-87156).

Exhibit 3 Articles of Incorporation and Bylaws of FB&T Financial Corporation, (incorporated herein by reference to Exhibit 3.1 and Exhibit 3.2 to the Company's Registration Statement on Form S-4, no. 33-87156).

Exhibit 4 Instruments defining rights of holder of securities of FB&T Financial Corporation (incorporated herein by reference to Exhibit 4 to the Company's Registration Statement on Form S-4, no. 33-87156).

Exhibit 9               Not Applicable.

Exhibit 10A Lease for the Fairfax branch site (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-4, no. 33-87156).
Exhibit 10B Lease for the Tysons branch site (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4, no. 33-87156).

Exhibit 10C Lease for the Chantilly branch site (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-4, no. 33-87156).

Exhibit 10D Lease for the Sully branch site (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4, no. 33-87156).

Exhibit 10E Lease for the Centreville branch site (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4, no. 33-87156).

Exhibit 10F Lease for the Lake Ridge branch site (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-4, no. 33-87156).

Exhibit 10G             Lease for the Falls Church branch site.

Exhibit 10H             Lease for the Gainesville branch site.

Exhibit 10I             Lease for the Woodbine branch site.

Exhibit 10J             Lease for the Fair Oaks branch site.

Exhibit 10K Bill of Sale from the Resolution Trust Corporation for the purchase of the Manassas branch site.

Exhibit 10L Purchase & Assumption Agreement with the Resolution Trust Corporation for Federal Savings Association of Virginia.

Exhibit 10M Purchase & Assumption Agreement with the Resolution Trust Corporation for Commonwealth Federal Savings Bank.

Exhibit 11 Reference is made to the Company's 1994 Annual Report to Shareholders.

Exhibit 12              Not Applicable.

Exhibit 13              The Company's 1994 Annual Report to Shareholders.

Exhibit 16              Not Applicable.

Exhibit 18              Not Applicable.

Exhibit 21              Subsidiaries of the registrant.

Exhibit 22              None.

Exhibit 23              Not Applicable.

Exhibit 24              Not Applicable.

Exhibit 27              Not Applicable.

Exhibit 28              Not Applicable.

Exhibit 99              Not Applicable.

(b) Reports on Form 8-K. No reports were filed on Form 8-K during the fourth quarter of 1994.

                                   Signatures

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 31st day of March, 1995.

FB&T FINANCIAL CORPORATION
              (registrant)

        /S/ CHARLES E. CURTIS
   (Charles E. Curtis, President & CEO)

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:


         Signature                          Capacity                         Date
/s/ RONALD W. TYDINGS                Director,                           March 23, 1995
                                     Chairman of the Board

/s/ CHARLES E. CURTIS                Director, President                 March 31, 1995
                                     Chief Executive Officer
                                     (Principal Executive
                                        Officer)

/s/ ALLEN L. BARAN                   Director                            March 23, 1995

/s/ WARREN E. BARRY                  Director

/s/ JAMES C. HUGHES                  Director

/s/ JERRY M. PHILLIPS                Director

/s/ OTIS R. POOL                     Director

/s/ JACQUES REBIBO                   Director

/s/ T. EARL ROGERS                   Director

/s/ RAMONA W. RODRIGUEZ              Chief Financial Officer             March 31, 1995
   (Ramona W. Rodriguez)             (Principal Accounting
                                       and Financial Officer)

                                   [FB&T LOGO]



                                 April 10, 1995



Dear Fellow Shareholders:

         You are cordially invited to attend the Annual Meeting of Shareholders of FB&T Financial Corporation. The meeting will be held on Wednesday, May 17, 1995, at 3:00 p.m. at the Main Office of Fairfax Bank & Trust Company located at 4117 Chain Bridge Road, Fairfax, Virginia.

         The primary business of the meeting will be the election of directors. We also will report to you on the condition and performance of the Company, and you will have an opportunity to question management on matters that affect the interests of all shareholders.

         This is our first annual meeting of shareholders following the reorganization of the Bank into a holding company structure. It is important that your shares be represented at the Annual Meeting, whether or not you plan to attend in person. Please complete, sign and date the enclosed proxy card and return it as soon as possible in the postage-paid envelope provided. We hope you will be with us on May 17th. In the meantime, if you have any questions or comments, please contact either of us or any of the Directors.

         We appreciate your continued loyalty and support.


                                   Sincerely,


     /s/ RONALD W. TYDINGS                               /s/ CHARLES E. CURTIS
         Ronald W. Tydings                                   Charles E. Curtis
         CHAIRMAN OF THE BOARD                               PRESIDENT AND CHIEF
                                                             EXECUTIVE OFFICER

                           FB&T FINANCIAL CORPORATION
--------------------------------------------------------------------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
--------------------------------------------------------------------------------

                           TO BE HELD ON MAY 17, 1995

         The Annual Meeting of Shareholders of FB&T Financial Corporation will be held at the Main Office of Fairfax Bank & Trust Company located at 4117 Chain Bridge Road, Fairfax, Virginia, at 3:00 p.m. on Wednesday, May 17, 1995 for the following purposes:

         1. To elect three directors to serve until the 1998 Annual Meeting of Shareholders;

         2. To ratify the appointment of Thompson, Greenspon & Co., P.C., as independent certified public accountants for the Company for 1995; and

         3. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

         The Board of Directors has fixed March 24, 1995, as the record date for determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.


                                            By Order of the Board of Directors


                                        /s/ T. EARL ROGERS
                                            T. Earl Rogers
                                            ASSISTANT SECRETARY


Fairfax, Virginia
April 10, 1995


         PLEASE PROMPTLY COMPLETE AND RETURN THE ENCLOSED PROXY WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. IF YOU ATTEND THE ANNUAL MEETING IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE YOUR OWN SHARES.


         4117 Chain Bridge Road, P.O. Box 1087, Fairfax, Virginia 22030

3



                           FB&T FINANCIAL CORPORATION

                                 PROXY STATEMENT

                         ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 17, 1995

                                     GENERAL

         The enclosed proxy is solicited by the Board of Directors of FB&T Financial Corporation (the "Company") for the Annual Meeting of Shareholders (the "Annual Meeting") of the Company to be held on Wednesday, May 17, 1995, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders or any adjournment or postponements thereof. The approximate mailing date of this Proxy Statement and accompanying proxy is April 10, 1995.

USE AND REVOCATION OF PROXIES

         If the enclosed proxy is properly executed and returned in time for voting at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions shown thereon. If no instructions are given, the proxy will voted for the election of the three nominees to the Board of Directors, and in the discretion of the proxy holders as to any other matters that may properly come before the Annual Meeting. Proxies will extend to, and will be voted at, any adjourned session of the Annual Meeting.

         Execution of a proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Any shareholder who has executed and returned a proxy may revoke it by attending the Annual Meeting and requesting to vote in person. A shareholder may also revoke his proxy at any time before it is exercised by filing a written notice with the Company or by submitting a proxy bearing a later date.

VOTING RIGHTS OF SHAREHOLDERS

         Only shareholders of record at the close of business on March 24, 1995, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. On the record date, there were 1,175,107 shares of Company Common Stock outstanding and entitled to vote at the Annual Meeting. The Company has no other class of stock outstanding. Each share of Company Common Stock entitles the record holder thereof to one vote upon each matter to be voted upon at the Annual Meeting. A majority of the votes entitled to be cast, represented in person or by proxy, will constitute a quorum for the transaction of business.

SOLICITATION OF PROXIES

         The cost of solicitation of proxies will be borne by the Company. Solicitation is being made by mail, and if necessary, may be made in person or by telephone, or special letter by officers and regular employees of the Company and its subsidiary bank, Fairfax Bank & Trust Company (the "Bank"), acting without compensation other than regular compensation.

PRINCIPAL SHAREHOLDERS

         As of February 28, 1995, the following individuals, each of whom is a director of the Company, owned beneficially 5% or more of the Company's Common
Stock: Charles E. Curtis, Otis R. Pool, Jacques Rebibo, and Ronald W. Tydings. Information with respect to their beneficial ownership is shown in the table that begins below. As of that same date, the directors and executive officers of the Company and the Bank beneficially owned as a group 479,041 shares (or approximately 37.6% of the Company's Common Stock (including shares for which they hold presently exercisable stock options).

                      ELECTION OF DIRECTORS -- PROPOSAL ONE

DIRECTORS

         The Board of Directors of the Company's is comprised of nine members. The Board is divided into three classes, with each class consisting of three directors whose terms expire at the respective annual meetings set forth in the table below. The three persons named immediately below, each of whom currently serves as a director of the Company, will be nominated to serve until the 1998 Annual Meeting of Shareholders. The persons named in the proxy will vote for the election of the nominees named below unless authority is withheld. If, for any reason, any of the nominees named should become unavailable to serve, an event which management does not anticipate, proxies will be voted for the remaining nominees and such other person or persons as the Board of Directors of the Company may designate.

         Certain information concerning the three nominees for election at the Annual Meeting is set forth below, as well as certain information about the other two classes of directors who will continue in office until the 1996 and 1997 annual meeting of shareholders, respectively.

                                                                                       Number of Shares
                                                                                    Beneficially Owned as
                        Director               Principal Occupation                 of February 28, 1995
         Name (Age)     Since (1)             For the Past Five Years              (Percent of Class) (2)
         ----------     ---------             -----------------------              ----------------------
1995 Class (Nominees):
Warren E. Barry (61)      1988      Virginia State Senator from 37th Electoral            6,446*
                                    District since November, 1991; Barry                  (3)(4)
                                    Associates (commercial real estate
                                    brokerage and manage- ment), Springfield,
                                    Virginia; Clerk of Circuit Court of
                                    Fairfax County from 1983 to 1991

Otis R. Pool (56)         1985      Independent businessman; formerly a                   77,992
                                    co-owner of O&R Utilities, Inc.                       (6.6%)(3)(4)

Jacques Rebibo (55)       1986      President, Mortgage Investment Company                61,230
                                    (mortgage brokerage), McLean, Va.                     (5.2%)(3)(4)

                                                                                       Number of Shares
                                                                                    Beneficially Owned as
                        Director               Principal Occupation                 of February 28, 1995
         Name (Age)     Since (1)             For the Past Five Years              (Percent of Class) (2)
         ----------     ---------             -----------------------              ----------------------
1996 Class (Directors):
Allen L. Baran (47)       1985      President, Baran Dental Laboratory, Inc.,             51,949
                                    Annandale, Va.                                        (4.4%)(3)(4)

Jerry M. Phillips (50)    1986      Attorney, Phillips, Beckwith & Hall,                  9,183*
                                    Fairfax, Virginia, since 1991 and prior               (4)
                                    thereto practiced as a sole practitioner.

T. Earl Rogers (55)       1986      Executive Vice President of the Company               45,534
                                    and the Bank                                          (3.8%)(3)(5)

1997 Class (Directors):
Charles E. Curtis (56)    1985      President and Chief Executive Officer of              81,721
                                    the Company and the Bank                              (6.6%)(3)(5)

James C. Hughes (50)      1985      Attorney, Dickstein, Shapiro and Morin,               52,247
                                    Washington, D.C.; formerly served as                  (4.4%)(3)(4)
                                    President and CEO of C3, Inc. (computer
                                    systems integrator), Herndon, Va.

Ronald W. Tydings (55)    1985      Chairman of the Board of the Company and              81,636
                                    the Bank; President and Senior Attorney,              (6.9%)(3)(4)
                                    Tydings, Bryan & Adams, P.C., Fairfax, Va.

------------------
*       Represents less than 1% of Company Common Stock.
(1) Refers to the year in which the director was first elected to the Board of Directors of the Bank.

(2) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days.

(3) Includes shares held by affiliated corporations, close relatives and children, and shares held jointly with spouses or as custodians or trustees, as follows: Mr. Barry, 2,100 shares; Mr. Pool, 5,422 shares; Mr. Rebibo, 6,421 shares; Mr. Baran, 50,109 shares; Mr. Rogers, 9,089 shares; Mr. Curtis, 21,612 shares; Mr. Hughes, 859 shares; and Mr. Tydings, 7,158 shares.

(4) Includes 1,000 shares that may be acquired pursuant to a currently exercisable stock option granted in June 1994 to each non-employee director pursuant to the Company's Non-Employee Director Stock Compensation Plan.

(5) Includes shares that may be acquired pursuant to currently exercisable stock options granted under the Company's Incentive Stock Option Plan: Mr. Rogers, 33,077 shares; and Mr. Curtis, 50,400 shares.

          The Board of Directors recommends that shareholders vote for the nominees set forth above. The three nominees receiving the greatest number of affirmative votes cast at the Annual Meeting will be elected.

         Upon consummation last year of the reorganization of the Bank into a holding structure, each director of the Bank was appointed a director of the Company. As the parent company of the Bank, the Company will appoint the directors of the Bank. In accordance with current practice, it is anticipated that the directors of the Company will also comprise the Board of Directors of the Bank.

        The Board of Directors of the Company met three times in 1994. Each director attended greater than 75% of the aggregate number of meetings of the Board of Directors and its committees of which he was a member in 1994.

        There are no family relationships among any of the directors or between any of the directors and executive officers of the Company or Bank, except that Mr. Curtis and Mr. Rogers are brothers-in-law. None of the directors serves as a director of another publicly-held company.

BOARD COMMITTEES

        The Board of Directors has a standing Audit Committee, and the Board of Directors of the Bank has, among others, a standing Compensation Committee.

        The Audit Committee is comprised of Messrs. Baran, Barry, Phillips and Pool. The functions of the Audit Committee are to recommend selection of independent certified public accountants, to approve the scope of the independent accountants' audit, to review the reports of the independent accountants and the internal audit staff and to convey their findings to the Board of Directors of the Company and the Bank. The Audit Committee met four times in 1994.

        The Compensation Committee consists of Messrs. Baran, Hughes and Pool. The function of this committee is to recommend the compensation to be paid to the executive officers of the Company and Bank. It also administers certain benefit plans for the employees. The Compensation Committee met three times in 1994.

DIRECTOR COMPENSATION

        Directors of the Company are not paid directors' fees by the Company. Instead, they receive from the Bank for their service as directors of the Bank an annual retainer of $1,000, plus $400 for each meeting attended. In addition, standing committee members receive $150 for each committee meeting attended.

        At the 1994 annual meeting, shareholders approved the Non-Employee Director Stock Compensation Plan. Under this plan, each non-employee director of the Company and Bank receives on June 15 of each year for the five year period from 1994 through 1998 an option for 1,000 shares of the Company's Common Stock. All options under the plan are granted at exercise prices equal to the fair market value of the Common Stock on the date of grant and are exercisable immediately. Options covering an aggregate of 7,000 shares were granted to the seven non-employee directors in June 1994.

                             EXECUTIVE COMPENSATION

        The following table presents information concerning the annual and long-term compensation of Messrs. Curtis and Rogers, who were the only executive officers of the Company and the Bank whose salary and bonus exceeded $100,000 for each of the listed years.

                           Summary Compensation Table

                                                    Annual Compensation
        Name and                                                          Other Annual               All Other
   Principal Position       Year      Salary (1)         Bonus        Compensation (2)(3)        Compensation (4)
   ------------------       ----      ----------         -----        -------------------        ----------------
Charles E. Curtis          1994         $146,600        $ 25,000            $  7,389                 $ 14,503
   President/Chief         1993          142,694          20,000               7,389                   14,503
   Executive Officer       1992          137,900               0                   0                        0

T. Earl Rogers             1994         $113,650         $15,000              $5,373                   $9,892
   Executive Vice          1993          112,300          10,000               5,373                    9,892
   President               1992          107,600               0                   0                        0


------------------
(1)      Includes directors' fees paid by the Bank.

(2) Each of Mr. Curtis and Mr. Rogers received certain perquisites and other personal benefits, the amounts of which are not shown because the aggregate amount of such compensation during the year did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for such executive officer.

(3) The amounts shown represent reimbursements made by the Bank for the payment of taxes related to the life insurance premiums paid by the Bank on behalf of each officer. See footnote (4) below.

(4) Amounts of All Other Compensation consist entirely of whole life insurance premiums paid by the Bank on behalf of Messrs. Curtis and Rogers.

        No stock options were granted to, and no stock options were exercised by, Messrs. Curtis or Rogers during the three year period shown in the table above. The Company's employee stock option plan does not permit the granting of stock appreciation rights or restricted stock awards.

TRANSACTIONS WITH DIRECTORS AND MANAGEMENT

        Certain directors and officers of the Company and the Bank and members of their immediate families, and corporations, partnerships and other entities with which such persons are associated are customers of the Bank. As such, they engaged in transactions with the Bank in the ordinary course of business during 1994, and will have additional transactions with the Bank in the future. All loans extended and commitments to lend by the Bank to such persons were made in the ordinary course of business upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

        The Bank has engaged the law firm of Tydings, Bryan & Adams, P.C., of which Mr. Tydings is a principal, to perform certain legal services for the Bank and to serve as its general counsel. During 1994, the Bank paid $164,853 in professional fees to the law firm. The Bank has leased property for its Main Office from a limited partnership of which Mr. Tydings is a general and limited partner and Mr. Phillips is one of 23 limited partners. The lease requires monthly rental payments of $31,363, subject to certain adjustments, and expires on December 31, 1998, with options to renew for four consecutive five-year terms.

             RATIFICATION OF SELECTION OF ACCOUNTANTS - PROPOSAL TWO

         Thompson, Greenspon & Co., P.C., has been selected as independent accountants for the Company for the fiscal year ending December 31, 1995, subject to ratification by the shareholders.

         If not otherwise specified, proxies will be voted in favor of ratification of the appointment. Representatives of Thompson, Greenspon & Co., P.C., are expected to be present at the Annual Meeting

                              SHAREHOLDER PROPOSALS

     In order for a shareholder proposal to be considered for possible inclusion in the 1996 Proxy Statement, it must be received on or before December 15, 1995 by the Company's Corporate Assistant Secretary, T. Earl Rogers, FB&T Financial Corporation, 4117 Chain Bridge Road, P.O. Box 1087, Fairfax, Virginia 22030

                          ANNUAL REPORT ON FORM 10-KSB

         A copy of the Company's Annual Report on Form 10-KSB for 1994, excluding exhibits, as filed with the Securities and Exchange Commission can be obtained without charge by writing to Ramona W. Rodriguez, Chief Financial Officer, FB&T Financial Corporation, 4117 Chain Bridge Road, P.O. Box 1087, Fairfax, Virginia 22030.

                                   APPENDIX V



                                  [FB&T LOGO]

                                [COVER ARTWORK]

                                                     FB&T FINANCIAL CORPORATION
                                                             1994 ANNUAL REPORT

FB&T Financial Corporation is a holding company for Fairfax Bank & Trust Company and its subsidiary, Bank Title Company.

Fairfax Bank & Trust Company is a community-oriented bank providing strong customer service and a full range of banking services to businesses and individuals in Fairfax and Prince William Counties, Virginia. Bank Title Company was incorporated in 1988 to engage in the land title insurance business.

Our goal is to grow by helping our community grow--through outstanding service, efficient operations, and close, personal ties to depositors and borrowers.

MESSAGE TO SHAREHOLDERS                                           FB&T LOGO

                            ASSETS, DEPOSITS & LOANS
                            ($ MILLIONS)


                              [GRAPH APPEARS HERE]

                       1994       1993       1992        1991       1990
     ASSETS          $205,672   $164,836   $141,488    $129,693    $95,438
     DEPOSITS         169,952    132,820    121,233     115,783     83,516
     LOANS            133,744    109,172     88,101      80,890     73,919


                                EARNINGS HISTORY
                                ($ MILLIONS)

                              [GRAPH APPEARS HERE]

                       1994       1993       1992        1991       1990
     DEPOSITS        $  2,364   $  2,005   $  1,005    $    455    $   515



                               EARNINGS PER SHARE
                               ($ MILLIONS)

                              [GRAPH APPEARS HERE]

                       1994       1993       1992        1991       1990
     ASSETS          $   1.96   $   2.00   $   1.10    $    .46    $   .55


"THE YEAR 1994 WAS ANOTHER YEAR OF RECORD EARNINGS FOR YOUR BANK."

Dear Shareholder:

The year 1994 was another year of record earnings for your bank. Since startup ten years ago, the earnings performance of Fairfax Bank & Trust Co. has been truly extraordinary. The Bank has remained profitable in every year of its existence, and frequently earnings have grown at rates well above industry norms. Our assets have grown from zero to more than $200 million. The Bank has averaged more than 20% growth per year in assets and deposts over the last seven years.

This pattern continued in 1994. The graphs and pictures tell the story. During 1994 our total assets grew 24.8%, to $205.7 million. Deposits grew 27.9%, to $169.9 million. Loans grew 22.7% to $134.0 million. Our earnings grew 17.9%, to $2.4 million. The weighted average number of outstanding shares grew by 20.3%, bringing our earning per share to $1.96, compared with $2.00 at the end of 1993.

     How have we achieved this remarkable record? In three ways:

[bullet] Personal  contact--giving close personal attention to the banking needs of our customers and our  community.
[bullet] Opening new branches in promising areas.
[bullet] Keeping operations lean and efficient.

These principles have been the key to our success, and they continue to be the basis of our community-based, full-service-banking business strategy.

1994 HIGHLIGHTS

[bullet] HOLDING COMPANY.

On July 1 we became a holding company, FB&T Financial Corporation, with Fairfax Bank & Trust Company as a wholly owned subsidiary. This change reflects the fact that our company does more than banking, a fact that will become even more evident in the future.

[bullet] NASDAQ LISTING.

Effective October 21, 1994, FB&T Financial Corporation's common stock began trading on the NASDAQ National Market under the symbol FBTC. This listing will provide broader investor exposure, to the benefit of both our shareholders and the investment community.

                             [PHOTO APPEARS HERE]

Caption under photo:

Dr. Joseph P. Grieco shows equipment purchased with the aid of an FB&T business loan to Executive Vice President Earl Rogers and Assistant Vice President Arlene Haley.

                              [PHOTO APPEARS HERE]

Caption under photo:

FB&T President Charles Curtis and Branch Manager Cathy Aubrey view construction of the new Fair Oaks Branch.

[bullet] NEW BRANCHES.

We added four new branches, bringing the total to ten and expanding our penetration of the fast-growing northern Virginia market. The new offices are in Falls Church, Manassas, Gainesville, and Woodbine.

We began construction of an eleventh branch at Fairfax Towne Center, in the Fair Oaks area of Fairfax County. This office will open in March 1995.

[bullet] NEW  MARKETS.

We acquired approximately $29 million in deposits from Commonwealth Federal Savings Bank in Manassas and Federal Savings Association of Virginia in Falls Church. These purchases added valuable deposits and enabled us to open the four new branches.

[bullet] AUTOMATION.

FB&T operations are now automated to an extent probably unmatched by any other bank our size. This year we installed a state-of-the-art computer network linking all branches and the main office into one operating unit. This network enables us to have instant access to any bank record from any office and to give better personal attention to customers system-wide. In early 1995 we will add systems to automate loan documents and the process of opening deposit accounts. We will also make it possible for customers to query their accounts directly via telephone and to initiate account transfers, wire transfers, and certain loan transactions themselves via personal computer.

[bullet] COMMERCIAL LOANS.

In 1994 we continued to respond rapidly to loan requests. Our real estate, demand, and time loans rose from $64.4 million at the end of 1993 to $69.7 million at the end of 1994. We participated in loans sponsored by the Northern Virginia Community Development Corporation, Fairfax County Housing and Redevelopment Authority, City of Fairfax Home Pride Program, Virginia Community Development Corporation, and Virginia Asset Financing Corporation.

                              [PHOTO APPEARS HERE]

Caption under photo:

Outstanding business and civic leaders on FB&T's Fairfax and Prince William Advisory Boards give FB&T a strategic advantage in identifying banking needs and new business opportunities.


[bullet] MORTGAGE LOANS.

Residential loan originations increased more than 17%, to $37.5 million. This increase was accomplished despite rising interest rates and disappearance of the refinance market.

                              [PHOTO APPEARS HERE]

Caption under photo:

FB&T President Charles Curtis greets Prince William Advisory Board Member Mark Mosely.

[bullet] CONSTRUCTION LOANS.

In June, the Bank added John Djuric as Vice President. John has more than 20 years of banking experience. Through a program of expediting construction loans, we expanded our lending to small and mid-size home builders throughout our service area.

[bullet] ADVISORY BOARDS.

FB&T's close knowledge of business in the communities we serve is a major competitive advantage and a key element of our business strategy. To help maintain this competitive advantage, we have created two Advisory Boards of Directors, one in Fairfax County and one in Prince William County. The Advisory Boards are composed of outstanding business and civic leaders in each community. They meet regularly to help us identify business trends, prospects, and new banking needs. Individually and together they already have produced numerous
new  business  leads and have proven to be an invaluable   vehicle  for
gathering   strategic   business   information   and strengthening our outreach
to new customers.

COMMITMENT TO GROWTH

FB&T is moving actively to strengthen our value to customers and shareholders. There are three main planks in our strategy:

1.   Continually strengthen customer contacts.
2.   Market aggressively in the rapidly growing northern Virginia area.
3.   Acquire additional assets at favorable prices whenever possible.

The year 1994 was another outstanding one for FB&T shareholders, and we are determined to make 1995 even better.



Sincerely,


/s/ RONALD W. TYDINGS                 /s/ CHARLES E. CURTIS
    Ronald W. Tydings                     Charles E. Curtis
    Chairman of the Board                 President and
                                          Chief Executive
                                          Officer

FB&T GROWTH STRATEGY                                             FB&T LOGO


THE FB&T GROWTH STRATEGY

FBT Financial Corporation has evolved a highly effective strategy for growth. It
is  based  on  sound  business   fundamentals  and  is  producing results  for
shareholders that are substantially above industry norms. The strategy has three main elements:

1.   Superior customer service
2. Active, one-to-one cultivation of customers in the fast-growing areas of Fairfax and Prince William counties of Virginia.
3.   Active development of new branch banks

This highly personal strategy is in keeping with the mission of our corporation. It requires continual, active commitment by all our personnel, and our personnel are selected with this requirement in mind. Consequently, all FB&T officers and staff are remarkably self-directed toward this goal.

SUPERIOR CUSTOMER SERVICE

FB&T places more than ordinary emphasis on customer service. As a growing financial corporation in a highly desirable local marketplace, we know that we can grow only if we offer value and service that other institutions do not offer. The continued growth of our company is the proof that our approach works.

We achieve superior customer service by countless steps in everyday operations. We select only service-oriented personnel for FB&T staff. We train all personnel in the effective customer-service techniques that we have developed and that have been successful. We instill a focus on customer service into all aspects of management and operations.

To improve our service even further, this year we have installed the most extensive and advanced computer system of any bank our size. This system puts all offices in instantaneous communication with each other and gives every branch access to all the information in the headquarters office and in every other branch.

In early 1995 our state-of-the art technology will give customers access to their account balances by telephone, will enable customers to perform many transactions via personal computer, and will enable bank personnel to speed applications, loan processing, and other services for customers through automated techniques.

CULTIVATION OF NEW CUSTOMERS IN NORTHERN VIRGINIA

FB&T is fortunate to be able to offer its services in one of the most affluent and rapidly developing areas in the nation: Northern Virginia. The regional economy is now growing and diversifying at near-record rates. Commercial activity and construction, especially, are growing. Through its locations in key growth areas of Northern Virginia, FB&T is well positioned to take advantage of this economic upsurge and expansion, and by aggressive attention to contacting small and medium-sized businesses personally, FB&T is achieving this aim.

To cultivate new customers, all FB&T branch managers make personal calls on prospective customers on a daily basis. In addition, the Bank has established two active Advisory Boards composed of Fairfax and Prince William business and civic leaders, to advise the bank of business opportunities and to refer new customers. Each new prospect is contacted by a bank manager or officer within 24 hours of referral. This aggressive use of Advisory Boards is already paying off with substantial increases in business and individual banking customers.

ACTIVE DEVELOPMENT OF NEW BRANCHES

FB&T has developed new branch banks in two ways: by purchasing deposits of other financial institutions from the Resolution Trust Corporation at attractive prices, and by starting new branches from scratch in actively growing communities within our service area. These approaches have enabled us to grow from six offices to ten offices during the last year and will enable us to open our eleventh office early in 1995.

We will actively continue to seek opportunities to purchase financial assets at attractive prices and to open new branch offices in Northern Virginia communities where there are above-average opportunties for economic growth. Using this approach, we expect to be able to continue to improve market share in in our area of operation.

FIVE-YEAR FINANCIAL SUMMARY
FB&T FINANCIAL CORPORATION AND SUBSIDIARY

The following is a more detailed discussion of the results of operations and the financial condition of FB&T Financial Corporation. This discussion should be read in conjunction with the Consolidated Financial Statement.

                                                                                     YEAR ENDED DECEMBER 31:
                                                                       1994         1993         1992         1991        1990

SUMMARY OF OPERATIONS:
  Net interest income..........................................    $  8,240     $  6,739     $  5,839     $  4,594     $ 4,864
  Provision for loan losses....................................          65          348          801          900         937
  Other income.................................................       2,695        1,752        1,028        1,378         457
  Other expenses...............................................       7,339        5,211        4,548        4,391       3,604
  Income taxes.................................................       1,167          926          513          226         265
  Net income...................................................    $  2,364     $  2,005     $  1,005     $    455     $   515

PER SHARE DATA:
  Net income...................................................    $   1.96     $   2.00     $   1.10     $    .46     $   .53
  Book value at period end.....................................       13.47        12.16         9.83         9.26        8.80
  Cash dividends...............................................         .56          .25            0            0         .15

SELECTED PERFORMANCE RATIOS:
  Return on average assets.....................................        1.27%        1.37%         .76%         .43%        .57%
  Return on average equity.....................................       15.91        19.10        11.92         5.82        6.72
  Net interest margin..........................................        4.90         5.20         5.05         4.89        5.90

BALANCE SHEET DATA AT PERIOD END:
  Assets.......................................................    $205,672     $164,836     $141,488     $129,693     $95,438
  Loans, net of unearned income................................     133,744      109,172       88,101       80,890      73,919
  Securities...................................................      47,841       43,488       28,594       20,872       9,706
  Deposits.....................................................     169,952      132,820      121,233      115,783      83,516
  Stockholders' equity.........................................      15,868       14,282        9,403        7,925       7,650

CAPITAL RATIOS:
  Leverage (Equity to Assets)..................................        6.32         8.66         6.64         6.11        8.02
  Risk-based:
     Tier 1 capital............................................       10.25        13.48        11.66         9.78       10.80
     Total capital.............................................       11.30        14.52        12.79        10.78       11.93

(1) Loans are reported net of unearned income and include mortgage loans held for sale.

(2) Net interest margin is calculated on a tax equivalent basis.

                                                 DISCUSSION OF FINANCIAL RESULTS
                                       FB&T FINANCIAL CORPORATION AND SUBSIDIARY

RESULTS OF OPERATIONS

FB&T Financial Corporation recorded net income of $2.4 million for the year ended December 31, 1994 compared to $2.0 million for the year-end 1993. This 17.9% increase represented the Company's second consecutive year of record earnings. Despite this significant increase in net income, earnings per share decreased slightly from $2.00 per share at year-end 1993 to $1.96 per share at the end of 1994 due to the increased number of weighted average shares outstanding. The increased earnings in 1994 were primarily a result of higher net interest income, a reduction in the provision for loan loss, and higher non-interest income.

Return on average assets and equity for 1994 were 1.27% and 15.91% respectively, compared to 1.37% and 19.10% for 1993.

Net interest income for the year ended December 31, 1994 increased 22.3% to $8.2 million, up from $6.7 million for the same period in 1993. This increase in net interest income was primarily attributable to a higher volume of earning assets. The rapidly increasing interest rate environment of 1994 resulted in a slight deterioration in the Company's net interest margin. At year-end 1994, the net interest margin was 4.9%, compared to 5.2% at year-end 1993.

Due to continuing improvement in the quality of the Company's loan portfolio and significant recoveries of loans that had been charged off in previous years, the provision for loan losses for 1994 was $65 thousand, compared to $348 thousand for 1993. For the year, the Company had net recoveries of $163 thousand. Despite sales of several foreclosed properties, other real estate owned increased from $2.0 million at year-end 1993 to $2.3 million at the end of 1994 due to the acquisition of one residential property valued at $1.0 million.

Non-interest income increased a substantial 53.8%, from $1.8 million at year-end 1993 to $2.7 million at the end of the current year. This increase is primarily attributable to service charges and fees from the increased volume of deposit accounts.

In March, 1994 the Company purchased approximately $1.4 million in deposits from the former Federal Savings Association of Falls Church, Virginia. In May, the Company purchased approximately $28.0 million in deposits from the former Commonwealth Federal Savings Bank of Manassas, Virginia. In addition to the new deposit base, these purchases resulted in the acquisition of four new branch locations and the expansion of the Company's market area to the city of Falls Church and northern Prince William County in Virginia. In support of the Company's continued asset growth, other operating expenses consisting of employee-related cost and occupancy and other overhead expenses totaled $7.3 million for 1994, compared to $5.2 million for 1993. This increase is attributable to the staffing of four new branches acquired in the first and second quarters of 1994, as well as the addition of qualified personnel necessary to continue to provide operational support to the rapidly expanding deposit base.

FINANCIAL CONDITION

Total assets increased to $205.7 million at December 31, 1994, compared to $164.8 million at year-end 1993, representing an increase of $40.8 million, or 24.8%. Loans net of unearned income increased by $24.8 million, or 22.7%. Investment securities and securities available for sale increased $4.4 million, or 10.1% from year-end 1993 to year-end 1994. At December 31, 1994, 75.4% of the Company's portfolio was composed of investment securities, while the remaining 24.6% was composed of securities considered available for sale. At year-end 1993, 62.9% of total securities were investment securities. Total deposits rose by 28.0% to $170.0 million, compared to $132.8 million at December 21, 1993. Core deposits, consisting of all interest-bearing and non-interest-bearing deposits except for certificates of deposit $100 thousand and over, at December 31, 1994 totaled $155.1 million, representing 91.3% of total deposits. Certificates of deposit $100 thousand and over at December 31, 1994 totaled $14.8 million and represented the remaining 8.7% of deposits.

Shareholders' equity at December 31, 1994 was $15.9 million, compared to $14.3 million at December 31, 1993. The primary source of growth to shareholders' equity was earnings of $2.4 million reduced by the Company's regular quarterly dividend, which totaled $659 thousand, or $.56 per share. Book value per share of common stock at December 31, 1994 was $13.47, compared to $12.16 per share at December 31, 1993.

CONSOLIDATED BALANCE SHEETS
FB&T FINANCIAL CORPORATION AND SUBSIDIARY

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                 1994               1993
                                        ASSETS
Cash and Due from Banks...............................................................       $ 14,225,350       $  7,764,950
Investment Securities (Note 2)........................................................         36,132,828         27,350,123
Securities Available for Sale (Note 2)................................................         11,757,970         16,138,124
Loans Receivable (Notes 3 and 13).....................................................        133,988,121        109,171,710
Less Allowance for Possible Loan Losses (Note 3)......................................         (1,332,118)        (1,102,155)
       Net Loans......................................................................        132,656,003        108,069,555
Accrued Interest Receivable...........................................................          1,548,205          1,099,673
Bank Premises and Equipment, net (Note 4).............................................          3,045,822          1,797,552
Other Real Estate Owned (Note 5)......................................................          2,301,499          1,970,452
Intangible Assets, net (Note 6).......................................................          3,073,298                 --
Prepaid and Other Assets..............................................................            930,952            645,485
       Total Assets...................................................................       $205,671,927       $164,835,914

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Demand deposits.....................................................................       $ 41,881,181       $ 43,715,286
  Interest checking...................................................................         28,423,068         24,416,822
  Savings deposits....................................................................         57,116,333         41,211,824
  Time deposits (Note 7)..............................................................         42,531,106         23,475,760
       Total Deposits.................................................................        169,951,688        132,819,692
  Securities sold under agreements to repurchase and other borrowed funds.............         15,344,476         13,950,635
  Federal funds purchased (Note 3)....................................................          3,862,000          3,000,000
  Accrued interest payable............................................................            289,808            205,645
  Accrued expenses and other liabilities..............................................            355,493            577,793
       Total Liabilities..............................................................        189,803,465        150,553,765
Shareholders' Equity (Notes 14, 15 and 16)
  Preferred stock, $1.25 par value, 3,000,000 shares authorized
  Common stock, $1.25 par value, 5,000,000 shares authorized; 1,178,257 shares issued
     and outstanding in 1994 and 1,174,057 shares issued and outstanding in 1993......          1,472,821          1,467,571
  Surplus.............................................................................          7,715,123          7,693,323
  Net unrealized loss on securities available for sale (Note 2).......................           (159,266)           (12,757)
Retained Earnings.....................................................................          6,839,784          5,134,012
       Total Shareholders' Equity.....................................................         15,868,462         14,282,149
Total Liabilities and Shareholders' Equity............................................       $205,671,927       $164,835,914

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                       FB&T FINANCIAL CORPORATION AND SUBSIDIARY

                                                                                      YEAR ENDED DECEMBER 31,
                                                                             1994               1993              1992
Interest Income
  Interest and fees on loans......................................       $ 10,168,149       $  7,918,547      $  7,810,808
  Interest on Federal funds sold..................................             56,696            153,421           142,818
  Interest on investment securities...............................          1,612,441          1,426,327         1,267,802
  Interest on securities available for sale.......................            574,662                 --                --
       Total Interest Income......................................         12,411,948          9,498,295         9,221,428
Interest Expense
  Interest on deposits............................................          3,615,985          2,515,242         3,184,024
  Interest on repurchase agreements...............................            324,817            230,479           184,880
  Interest on Federal funds purchased.............................            230,855             13,541            15,639
       Total Interest Expense.....................................          4,171,657          2,759,262         3,382,543
       Net Interest Income........................................          8,240,291          6,739,033         5,838,885
Provision for Possible Loan Losses (Note 3).......................             64,714            348,238           800,720
       Net Interest Income after Provision for
          Possible Loan Losses....................................          8,175,577          6,390,795         5,038,165
Other Income
  Service charges.................................................          2,368,990          1,235,040           859,254
  Other...........................................................            325,755            516,657           168,967
                                                                            2,694,745          1,751,697         1,028,221
                                                                           10,870,322          8,142,492         6,066,386
Operating Expenses
  Compensation and benefits.......................................          3,484,698          1,969,890         1,733,549
  Occupancy expense (Note 10).....................................          1,210,663            965,110           869,439
  Other (Note 9)..................................................          2,643,915          2,275,909         1,944,886
       Total Operating Expenses...................................          7,339,276          5,210,909         4,547,874
       Income before Income Taxes.................................          3,531,046          2,931,583         1,518,512
Income Taxes (Note 8).............................................          1,166,626            926,144           513,091
       Net Income.................................................       $  2,364,420       $  2,005,439      $  1,005,421
Net Income per Common Share (Note 1)..............................       $       1.96       $       2.00      $       1.07

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
FB&T FINANCIAL CORPORATION AND SUBSIDIARY

                                                      YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                              NUMBER     PAR VALUE                                            NET UNREALIZED
                                OF          AND                    TREASURY     RETAINED     LOSS ON AVAILABLE
                              SHARES      WARRANTS     SURPLUS       STOCK      EARNINGS    FOR SALE SECURITIES      TOTAL
Balance, December 31,
   1991...................     855,634   $1,088,932   $4,668,609   $(199,420)  $2,367,046       $        --       $ 7,925,167
Sale of Treasury Stock....         816           --           --      11,441           --                --            11,441
Acquisition of Treasury
   Stock..................      (3,008)          --           --          --      (33,584)               --           (33,584)
Exercise of Stock
   Warrants...............     103,423      128,639      365,692          --           --                --           494,331
Net Income for 1992.......          --           --           --          --    1,005,421                --         1,005,421
Balance, December 31,
   1992...................     956,865    1,217,571    5,034,301    (221,563)   3,372,467                --         9,402,776
Sale of Treasury Stock....      20,545           --       (1,840)    259,714           --                --           (40,371)
Acquisition of Treasury
   Stock..................      (3,353)          --       (1,840)    (38,151)        (380)
Dividend Paid (Note 18)...          --           --           --          --     (243,514)               --          (243,514)
Net Unrealized Loss on
   Available for Sale
   Securities.............          --           --           --          --           --           (12,757)          (12,757)
Sale of Common Stock......     200,000      250,000    2,660,862          --           --                --         2,910,862
Net Income for 1993.......          --           --           --          --    2,005,439                --         2,005,439
Balance, December 31,
   1993...................   1,174,571    1,467,571    7,693,323          --    5,134,012           (12,757)       14,282,149
Dividend Paid (Note 18)...          --           --           --          --     (658,648)               --          (658,648)
Exercise of Stock
   Options................       4,200        5,250       21,800          --           --                --            27,050
Net Unrealized Loss on
   Available for Sale
   Securities.............          --           --           --          --           --          (146,509)         (146,509)
Net Income for 1994.......          --           --           --          --    2,364,420                --         2,364,420
                             1,178,257   $1,472,821   $7,715,123   $      --   $6,839,784       $  (159,266)      $15,868,462

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       FB&T FINANCIAL CORPORATION AND SUBSIDIARY

                                                                                       YEAR ENDED DECEMBER 31,
                                                                              1994               1993              1992
Cash Flows from Operating Activities
  Net income.......................................................       $  2,364,420       $  2,005,439      $  1,005,421
  Noncash items included in net income
     Depreciation and amortization.................................            347,484            263,025           204,407
     Loss (gain) on sale of securities.............................              2,417            (15,028)          (35,103)
     (Gain) loss on sale and write-down of other real estate
       owned.......................................................            (61,712)            74,239           222,259
     Net accretion of discount on investment securities............            (10,045)            32,069           (36,307)
     Provision for possible loan losses............................             64,714            348,238           800,720
     (Increase) Decrease in
       Accrued interest receivable.................................           (448,532)          (216,035)         (111,329)
       Prepaid expenses and other..................................           (203,421)          (162,647)          332,776
     Increase (Decrease) in
       Accrued interest payable....................................             84,163            (43,121)         (392,954)
       Other accrued expenses......................................           (222,300)           141,237           406,036
             Net Cash Provided by Operating Activities.............          1,917,188          2,427,416         2,395,926
Cash Flows from Investing Activities
  Proceeds from maturity of investment securities..................          5,500,000         11,730,415         3,500,000
  Proceeds from sale of investment securities......................                 --         12,500,000         1,257,783
  Proceeds from sale of securities available for sale..............          1,376,522                 --                --
  Proceeds from maturity of securities available for sale..........          4,000,000                 --                --
  Loans, net.......................................................        (25,606,282)       (21,937,389)       (9,078,457)
  Purchase of securities...........................................        (15,500,000)       (39,150,000)      (12,407,512)
  Acquisition of Bank premises and equipment.......................         (1,493,254)          (365,598)          (66,638)
  Other real estate owned
     Capitalized expenses..........................................            (54,623)           (25,907)          (89,042)
     Proceeds from sale............................................            740,408          1,693,178         4,132,177
  Acquisition of intangible assets.................................         (3,175,798)                --                --
             Net Cash Used by Investing Activities.................        (34,213,027)       (35,555,301)      (12,751,689)
Cash Flows from Financing Activities
  Net increase in Federal funds sold/purchased.....................            862,000         13,775,000          (375,000)
  Net securities sold under repurchase agreements..................          1,393,841          3,783,915         4,876,142
  Net increase in demand, saving and time deposits.................         37,131,996         11,586,170         5,428,770
  Proceeds from sale of treasury stock.............................                 --            259,714            11,441
  Proceeds from sale of stock warrants.............................                 --                 --           494,331
  Dividends paid...................................................           (658,648)          (243,514)               --
  Proceeds from sale of common stock...............................             27,050          2,910,862                --
             Net Cash Provided by Financing Activities.............         38,756,239         32,072,147        10,435,684
Net Increase (Decrease) in Cash and Cash Equivalents...............          6,460,400         (1,055,738)           79,921
Cash and Due from Banks, beginning of year.........................          7,764,950          8,820,688         8,740,747
Cash and Due from Banks, end of year...............................       $ 14,225,350       $  7,764,950      $  8,820,668
Schedule of Noncash Investing and Financing Activities
  Acquisition of other real estate owned in satisfaction of loan
     receivable....................................................       $    955,120       $    573,181      $  1,140,623
  Acquisition of treasury stock in satisfaction of loan
     receivable....................................................       $         --       $     40,373      $     33,584
  Net unrealized loss on available for sale securities.............       $   (241,312)      $    (12,757)     $         --

THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FB&T FINANCIAL CORPORATION AND SUBSIDIARY

DECEMBER 31, 1994 AND 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Corporation follows generally accepted accounting principles and reporting practices applicable to the banking industry. Significant accounting practices are summarized below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of FB&T Financial Corporation (the Corporation) include the accounts of the corporation and its subsidiary, Fairfax Bank & Trust Company (the Bank), and Fairfax Bank & Trust Company s wholly-owned subsidiary, Bank Title Company. All significant intercompany transactions have been eliminated.

FB&T Financial Corporation, a holding company, is the successor to Fairfax Bank & Trust Company after a tax-free exchange of stock which occurred on July 1, 1994. Shares of Fairfax Bank & Trust Company were exchanged for an equivalent number of FB&T Financial Corporation shares. The parent company, FB&T Financial Corporation carries its investment in the bank at cost adjusted for earnings and dividends of the subsidiary.

INVESTMENT SECURITIES

Securities are classified as investment securities when management has the intent and the Bank has the ability at the time of purchase to hold them until maturity or on a long-term basis. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the straight-line method over their contractual lives. If the interest method of accounting for amortization of premiums and accretion of discounts was used, it would not have a material effect on the consolidated financial statements. Gains and losses on the sale of such securities are determined by the specific identification method.

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at fair value on an aggregate basis. These include securities used as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, to satisfy regulatory requirements and other similar factors. Unrealized gains and losses of securities available for sale are excluded from earnings and shown as a separate component of stockholders' equity, net of related income taxes. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

LOANS AND LOAN FEES

Loans are stated at the principal amount outstanding, net of deferred loan fees. Interest on loans is generally computed using the simple interest method. Loan fees and related direct loan origination costs are deferred and recognized as an adjustment of yield over the life of the loan or currently upon the sale or repayment of the loans.

Interest on all categories of loans is accrued based upon the principal amounts outstanding. The accrual of interest income is discontinued on loans which are past due ninety or more days as to principal or interest payments, except for certain guaranteed loans and other limited exceptions. When loans are placed on nonaccrual status, interest accrued in the current year is charged against interest income, and interest accrued in prior years is charged to the allowance for loan losses. Loans may be reinstated to accrual status when all payments are brought current, and, in the opinion of management, collection of the remaining balance can reasonably be expected. The classification of a loan as nonaccrual is not necessarily indicative of a potential loan loss.

Gains or losses on sales of residential mortgage loans, including unearned discounts, are recognized when the loans are sold to investors. The loans are carried at the lower of cost or market, determined on the aggregate basis.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The Bank grants loans to customers located in Northern Virginia. The Bank has a diversified portfolio, however, a substantial number of loans are secured by real estate or are unsecured.

The allowance is established to absorb possible future losses on existing loans. It is maintained at a level considered adequate by management to provide for potential losses based on management's evaluation of the loan portfolio, historical loan loss experience and prevailing and anticipated economic conditions.

The allowance is increased by provisions for loan losses charged to operating expense and reduced by net chargeoffs. The provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable, considering the current and future operating or sales conditions. These estimates are susceptible to changes that could result in a material adjustment to future results of operations.

BANK PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over their estimated useful lives using the straight-line method. Furniture, equipment and automobiles are depreciated over their estimated useful lives using straight-line methods.

FEDERAL FUNDS PURCHASED/SOLD

The Bank is required to maintain legal cash reserves, computed by applying prescribed percentages to its various types of deposits. When the Bank's cash reserves are in excess of that required, it may lend the excess to other banks on a daily basis. Conversely, when cash reserves are less than required, the Bank borrows funds on a daily basis.

The Bank has $37,000,000 of Federal fund lines of credit with correspondent banks, of which $25,000,000 is secured. Continued availability of the lines are at the correspondent banks' discretion. The rate of interest charged fluctuates daily in response to market conditions. Borrowings on these lines amounted to $3,862,000 at December 31, 1994 and $3,000,000 at December 31, 1993.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWINGS

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds consist of a $1,700,000 fixed rate credit with a three month maturity from Federal Home Loan Bank of Atlanta. The credit matures in February, 1995.

SHAREHOLDERS' EQUITY

In September 1993, the Bank's shareholders approved an increase in the authorized common shares for the Bank from 2,000,000 shares to 5,000,000 shares. Additionally, the shareholders approved the authorization of 3,000,000 shares of Preferred Stock with a par value of $1.25 per share. No Preferred Stock is issued or outstanding at December 31, 1994 and 1993.

In December 1993, the Bank completed a public offering of 200,000 shares of common stock at $16 per share. The offering generated net proceeds of $2,910,862 after deducting underwriting discounts and other offering expenses. Prior to the offering, there was no public market for the Bank's common stock. The Company s common stock trades on the Nasdaq Stock Market under the symbol: FBTC

State banking laws restrict the availability of surplus for the payment of dividends. Such restrictions have been outlined in the By-Laws, which incorporate the appropriate provisions of Section 6.1-56 of the 1940 Code of Virginia.

INCOME TAXES

The Bank utilizes an asset and liability approach to accounting for income taxes. The objective is to recognize the amount of income taxes payable or refundable in the current year based on the Bank s income tax return and the deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Bank s financial statements or tax returns. The asset and liability method accounts for deferred income taxes by applying enacted statutory rates to temporary differences, the difference between financial statement amounts and tax bases of assets and liabilities. Deferred income tax liabilities or assets are adjusted to reflect changes in tax laws or rates in the year of enactment.

The Bank pays state franchise tax in lieu of state income taxes.

INCOME PER COMMON SHARE

Income per common share for 1994 and 1993 is based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of outstanding stock options that have a dilutive effect when applying the treasury stock method. Weighted average number of shares amounted to 1,206,120 in 1994, 1,002,895 in 1993 and 936,162 in 1992.

STATEMENT OF CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Cash paid for interest amounted to $4,087,494 in 1994 and $2,785,719 in 1993 and $3,784,361 in 1992.

Net income taxes paid in 1994, 1993 and 1992 amounted to $1,681,713, $818,298 and $98,400, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, (SFAS 107). SFAS 107 requires entities to disclose the fair value of financial instruments, both assets and liabilities, in the statement of financial condition, for which it is practicable to estimate fair values. SFAS 107 is effective and will be implemented by the Bank in 1995 and is not expected to have a material impact on the Company.

Statement for Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, (SFAS No. 114). SFAS No. 114 will be effective for fiscal years beginning after December 15, 1994, and requires that certain impaired loans be valued based on the expected future cash flows discounted at the loan s effective interest rate. SFAS 114 is not expected to have a material impact on the Company.

REQUIRED DEPOSITORY RESERVES AND CAPITAL RATIOS

The Bank is required by regulatory authorities to maintain a specified portion of its assets in the form of reserves. Such reserves consist of vault cash and balances maintained at the Federal Reserve Bank. The average balance required to be maintained at the Federal Reserve Bank at December 31, 1994, was approximately $880,000.

All banks are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the Federal Deposit Insurance Corporation. At December 31, 1994, banks are required to have minimum Tier 1 and Total capital ratios of 4.00 percent and 8.00 percent, respectively. The Bank's actual ratios at that date were 10.25 percent and 11.30 percent, respectively. The Bank's leverage ratio at December 31, 1994, was 6.32 percent.

2. INVESTMENT SECURITIES AND SECURITIES AVAILABLE FOR SALE

The carrying amounts as shown in the balance sheets of the Bank and their approximate market values are as follows:

INVESTMENT SECURITIES

                                                                                 DECEMBER 31, 1994
                                                                               GROSS          GROSS        APPROXIMATE
                                                              AMORTIZED      UNREALIZED     UNREALIZED       MARKET
                                                                COST           GAINS          LOSSES          VALUE
U.S. Government and agency securities...................     $33,043,393      $     --       $560,737      $32,482,656
Mortgage-backed securities..............................       2,049,795            --         81,746       1,968,049
Other securities........................................       1,039,650            --             --       1,039,650
                                                             $36,132,838      $     --       $642,483      $35,490,355

                                                                                  DECEMBER 31, 1993
                                                                                GROSS          GROSS        APPROXIMATE
                                                               AMORTIZED      UNREALIZED     UNREALIZED       MARKET
                                                                 COST           GAINS          LOSSES          VALUE
U.S. Government and Agency securities...................      $23,655,054      $267,651       $ 49,752      $23,872,953
Mortgage-backed Securities..............................        3,030,619        34,756             --        3,065,375
Other securities........................................          664,450            --             --          664,450
                                                              $27,350,123      $302,407       $ 49,752      $27,602,778

SECURITIES AVAILABLE FOR SALE

                                                                                 DECEMBER 31, 1994
                                                                               GROSS          GROSS        APPROXIMATE
                                                              AMORTIZED      UNREALIZED     UNREALIZED       MARKET
                                                                COST           GAINS          LOSSES          VALUE
U.S. Government and agency securities...................     $11,999,282      $     --       $241,312      $11,757,970

                                                                                  DECEMBER 31, 1993
                                                                                GROSS          GROSS        APPROXIMATE
                                                               AMORTIZED      UNREALIZED     UNREALIZED       MARKET
                                                                 COST           GAINS          LOSSES          VALUE
U.S. Government and agency securities...................      $15,996,797      $     --       $ 17,913      $15,978,884
Municipal securities....................................          154,084         5,156             --          159,240
                                                              $16,150,881      $  5,156       $ 17,913      $16,138,124

Gross realized gains and losses for the years ended December 31, are as follows:

                                                                                  1994        1993        1992
Realized gains..........................................................         $ 2,022     $15,028     $35,103
Realized losses.........................................................         $ 4,439     $    --     $    --

The scheduled maturities of investment securities and securities available for sale at December 31, 1994 were as follows:

                                                                            Investment                    Securities
                                                                            Securities                Available for Sale
                                                                     Amortized        Fair         Amortized        Fair
                                                                       Cost           Value          Cost           Value
Due in one year or less..........................................   $14,999,339    $14,874,216    $ 9,999,282    $ 9,852,345
Due from one year to five years..................................    18,044,054     17,608,440      2,000,000      1,905,625
Due from five years to ten years.................................            --             --             --             --
Mortgage-backed securities.......................................     2,049,795      1,968,049             --             --
Federal Reserve Board common stock and other equity securities...     1,039,650      1,039,650             --             --
                                                                    $36,132,838    $35,490,355    $11,999,282    $11,757,970

Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

Investment securities with a carrying amount of $18,047,358 and $22,573,560 at December 31, 1994 and 1993, respectively, were pledged as collateral on public deposits, repurchase agreements, and for other purposes as required or permitted by law.

3. LOANS RECEIVABLE

Loans receivable include the following at December 31:

                                                                                           1994             1993
Real Estate Loans
  Construction...................................................................      $ 11,822,967     $  8,597,731
  Farm...........................................................................           250,916               --
  1-4 family residential.........................................................        58,978,194       44,005,515
  Multifamily....................................................................         1,163,687        1,455,061
  Non-farm nonresidential........................................................        25,580,662       21,516,985
Commercial.......................................................................        25,380,555       22,835,416
Credit card......................................................................         2,647,571        2,535,180
Installment and Other............................................................         8,163,569        8,225,822
       Totals....................................................................      $133,988,121     $109,171,710

At December 31, 1994, mortgages with unpaid balances of $21,042,876 were pledged as collateral for a line of credit facility in the amount of $25,000,000 to a financial institution. Gains on sale of mortgages held for sale amounted to $161,000 in 1994 and $468,000 in 1993 and are included in other income.

Loans on which the accrual of interest has been discontinued amounted to $834,480 at December 31, 1994, and $29,920 at December 31, 1993. Had interest been accrued on those loans, such income would have approximated $11,988 for the year ended December 31, 1994, and $2,166 for the year ended December 31, 1993.

A summary of transactions in the allowance for possible loan losses for the years ended December 31, follows:

                                                                                          1994           1993
Balance at beginning of year.....................................................      $1,102,155     $  909,304
Provision charged to operations..................................................          64,714        348,238
Loans charged off, net of recoveries.............................................         165,249       (155,387)
Balance at end of year...........................................................      $1,332,118     $1,102,155

4. BANK PREMISES AND EQUIPMENT

Bank premises and equipment are as follows:

                                                                                          1994            1993
Furniture and equipment..........................................................      $ 2,264,603     $ 1,863,918
Leasehold improvements...........................................................        1,171,894         906,884
Building.........................................................................          459,187              --
Land.............................................................................          322,748              --
Automobiles......................................................................          140,005         127,217
                                                                                         4,358,437       2,898,019
Less accumulated depreciation....................................................       (1,312,615)     (1,100,467)
       Totals....................................................................      $ 3,045,822     $ 1,797,552

Depreciation of bank premises and equipment charged to expense amounted to $241,198 for 1994, $224,289 for 1993 and $204,407 for 1992.

5. OTHER REAL ESTATE OWNED

Other real estate owned includes properties acquired through foreclosure or other proceedings in full or partial satisfaction of indebtedness. At the date of acquisition, such property is recorded at the lower of the recorded investment in the related receivable, net realizable value for single family residential, or fair value. Write-downs at the date of acquisition are charged to the allowance for loan losses. Subsequent declines in market value and/or losses on disposition of other real estate are reflected in other income. Expenses related to other real estate are included in other operating expenses and amounted to $63,485 in 1994 and $105,764 in 1993.

A summary of transactions in the other real estate owned for the years ended December 31, follows:

                                                                                          1994           1993
Balance at beginning of year.....................................................      $1,970,452     $ 3,138,781
Acquired.........................................................................         955,120         524,627
Capitalized expenses.............................................................          54,623          74,461
Write-downs......................................................................              --         (48,943)
Sales............................................................................        (740,408)     (1,693,178)
Net gain (loss) on sales.........................................................          61,712         (25,296)
                                                                                       $2,301,499     $ 1,970,452

6. INTANGIBLE ASSETS

During the year ended December 31, 1994, the Bank acquired the deposits of the Federal Savings Association of Virginia (Federal) and Commonwealth Federal Savings Bank (Commonwealth) from the Resolution Trust Corporation. The Bank paid a premium of $46,043 and assumed liabilities of approximately $1,407,000 and one branch location in connection with the Federal acquisition. The Bank paid a premium of $3,015,000 and assumed liabilities of approximately $27,923,000 and three branch locations in connection with the Commonwealth acquisition. The premiums are being amortized over a 15-year period and total amortization charged to income amounted to $102,500 for 1994.

7. TIME DEPOSITS

The following is a maturity distribution of time certificates of deposit in denominations of $100,000 or more:

                                                                                          1994            1993
Three months or less.............................................................      $ 6,225,670     $5,554,072
Over three months through twelve months..........................................        5,554,439      1,857,541
Over twelve months...............................................................        3,043,178      1,844,648
       Totals....................................................................      $14,823,287     $9,256,261

8. INCOME TAXES

Income tax expense (benefit) is composed of the following:

                                                                                             1994           1993           1992
Current..........................................................................      $1,240,012     $1,012,485     $  456,959
Deferred.........................................................................         (73,386)       (86,341)        56,132
                                                                                       $1,166,626     $  926,144     $  513,091

A reconciliation between the amount of reported Federal income tax expense and the amount computed by multiplying the applicable statutory Federal income tax rate is as follows:

                                                                                             1994           1993           1992
Income before income taxes.......................................................      $3,531,046     $2,931,608     $1,518,512
Computed "expected" Federal tax expense..........................................      $1,200,556     $  996,747     $  516,294
Adjustments to Federal income tax resulting from:
  Tax exempt income..............................................................              --         (3,203)        (3,203)
  Other..........................................................................         (33,930)       (67,400)            --
Provision for Federal income taxes...............................................      $1,166,626     $  926,144     $  513,091

The deferred tax asset (liability) for the years ended December 31, are applicable to the following items:

DEFERRAL SOURCE                                                                          1994          1993
Depreciation.....................................................................      $(168,270)    $(168,936)
Allowance for credit losses......................................................        250,323       192,828
Deferred loan fees...............................................................         42,906        27,681
Net unrealized loss on securities available for sale.............................         82,046            --
  Net deferred tax asset.........................................................      $ 207,005     $  51,573

The deferred tax asset in 1994 and 1993 are included in Other Assets.

9. OPERATING EXPENSES - OTHER

Significant amounts included in other operating expense for the years ended December 31, are as follows:

                                                                                             1994           1993           1992
Advertising and Promotion........................................................      $  105,399     $   41,796     $   10,832
Amortization - Goodwill..........................................................         102,546             --             --
Credit Card Expenses.............................................................         218,609          9,976          3,353
Data Processing..................................................................         328,994        485,826        400,759
Directors Fees...................................................................          97,449         84,900         78,100
FDIC Insurance...................................................................         311,087        284,468        251,313
Insurance........................................................................         114,650        113,544        101,032
Legal and Professional fees......................................................         170,759        166,870        102,569
Postage..........................................................................         115,750         99,177         83,958
Printing and Supplies............................................................         238,379        161,110        116,693
Virginia Bank Franchise Tax......................................................          17,282         78,186         81,264
Other............................................................................         823,011        750,056        715,013
  Totals.........................................................................      $2,643,915     $2,275,909     $1,944,886

10. OPERATING LEASES

The Bank leases facilities for its headquarters and branches under non-cancelable operating leases expiring from 1992 through 2014 with current monthly rental payments of $72,992. The headquarters facility, which is leased from a partnership including certain partners who also serve on the Bank's Board of Directors, requires monthly payments of $27,337 and expires December 31, 1998. At expiration, the Bank has an option to renew the lease for four additional five-year terms at market rates. Rental expense of $792,084 and $639,627 was charged to operations for the years ended December 31, 1994 and 1993.

The following is a schedule, by years, of future minimum rental payments required under operating leases that have a noncancelable lease term in excess of one year as of December 31, 1994:

                      YEAR ENDING DECEMBER 31:
                1995.................................       $  921,607
                1996.................................          918,865
                1997.................................          903,090
                1998.................................          872,169
                1999.................................          298,382
                Thereafter...........................        1,971,389
                       Total.........................       $5,885,502

11. EMPLOYEE BENEFIT PLAN

Effective January 1, 1993, the Bank adopted a noncontributory, defined contribution plan. The plan is established in accordance with IRS Code Section 401(K) and employees are eligible to participate after three months of employment. The Bank did not make a contribution for December 31, 1994 and 1993.

12. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to directors, executive officers, employees, and their associates. These transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. Directors and executive officers were indebted to the Bank for loans totaling $4,924,079 at December 31, 1994, and $4,213,181 at December 31, 1993. These amounts include loans of family members or businesses indirectly associated with directors or officers. Similarly the Bank occasionally contracts for services from certain companies related indirectly or directly to board members.

13. COMMITMENTS AND CONTINGENCIES

At December 31, 1994 and 1993, the Bank was contingently liable for undrawn loan commitments and outstanding letters of credit amounting to approximately $41,740,227 and $37,925,816, respectively. Included in the total is stand-by letters of credit of $1,845,285 in 1994 and $2,435,643 in 1993.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties.

All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Bank does not extend credit to any single borrower or group of related borrowers in excess of their legal lending limit.

The Bank is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position.

14. INCENTIVE STOCK OPTION PLAN

On October 31, 1985, the shareholders approved a qualified incentive stock option plan and reserved 105,000 shares of the Bank's common stock for the granting of options to key employees. Under the terms of the plan, options may be granted at not less than fair market value at date of the grant. Individual employees may not be granted options in excess of $100,000 per year. The options are exercisable for a period of ten years from the date of the grant and may not be exercised before a specified date.

As of December 31, 1994, options granted for the purchase of 104,988 shares under the plan, adjusted for the stock split and for the 5 percent stock dividend, are as follows:

        EARLIEST YEAR             SHARES SUBJECT              OPTION PRICE
         EXERCISABLE                TO OPTION                   PER SHARE
            1986                       6,300                 $ 4.76
            1987                       7,980                 $ 4.76 - $ 6.44
            1988                      10,920                 $ 4.76 - $17.35
            1989                      12,600                 $ 4.76 - $20.04
            1990                      13,229                 $ 4.76 - $20.04
            1991                      17,407                 $ 6.44 - $22.81
            1992                      16,409                 $ 6.44 - $22.81
            1993                      13,889                 $ 6.44 - $22.81
            1994                       3,389                 $ 6.44 - $22.81
            1995                       2,865                 $16.00 - $22.81

15. STOCK PLANS

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Dividend Reinvestment and Stock Purchase Plan ("DRSP") of FB&T Financial Corporation (the "Company") provides each registered holder of Company common stock with a simple and convenient method of investing cash dividends in additional shares of Company common stock without fees of any kind at a 5 percent discount from the market price. Participants also may make optional cash payments to purchase shares of Company common stock at 100 percent of market value. The Company reserved for issuance 200,000 shares of Company common stock for use under the DRSP and registered such shares with the Securities and Exchange Commission (the "Commission"). Two investment options are available to shareholders: (1) the Company may be directed to invest cash dividends on all of the shares then or subsequently held by the shareholder for the purchase of additional shares or (ii) the Company may be directed to invest cash dividends on all of the shares then or subsequently held by the shareholder, and also to purchase additional shares with optional cash payments by the shareholder of at least $100 but not more than $5,000 per quarter.

NON-EMPLOYEE DIRECTOR STOCK COMPENSATION PLAN

Effective June 15, 1994, the Company implemented a Non-Employee Director Stock Compensation Plan (the "Option Plan"). Under this plan each Director who is not an employee of the Company or its subsidiary will receive an option grant covering 1,000 shares of Company common stock on June 15, of each year during the five-year term of the Plan. The first grant under the Plan was made on June 15, 1994. The exercise price of awards are fixed at the fair market value of the shares on the date the option is granted. A total of 40,000 shares of common stock have been registered with the Commission and may be granted under the option plan during its term. The options granted under the Option Plan are not exercisable for six months from the date of grant except in the case of death or disability. Options that are not exercisable at the time a director s services on the Board terminates for reasons other than death, disability or retirement in accordance with the Companys policy will be forfeited. The purpose of the plan is to promote a greater identity of interest between non-employee directors and the Company s shareholders by increasing each participant s proprietary interest in the Company through the award of options to purchase Company common stock.

1995 EMPLOYEE STOCK PURCHASE PLAN

Effective January 1, 1995, the Company implemented its 1995 Employee Stock Discount Plan (the "Discount Plan"). This plan provides eligible employees with a simple and convenient method for investing in Company common stock at a 15 percent discount. The purpose of the Plan is to increase employee interest and productivity through ownership of common stock. The Discount Plan will be in effect for the calendar years 1995 through 1999. A total of 50,000 shares of common stock have been registered with the Commission for issuance under the Discount Plan. Eligible employees of the Company and its participating subsidiaries may purchase common stock through payroll deduction. The price of the shares purchased will be the lesser of 85 percent of the market price of the shares as determined under the Discount Plan at January 1 of the calendar year of purchase or 85 percent of the market price of the shares as determined under the Discount Plan at December

31 of the calendar year of purchase. The Discount Plan operates on a calendar year basis. Eligible employees are determined at each January 1 and provided with the right to purchase shares of common stock at the following December 31 with their payroll deductions made for the calendar year. Payroll deductions may be made at any rate from 2 percent through 15 percent of base pay and may also be made from bonuses paid in December. Shares of Common Stock are purchased as of December 31 of each calendar year the Discount Plan is in effect.

16. STOCK SALES FOR THE LAST TWO YEARS

The common stock of the Corporation is traded on the Nasdaq Stock Market under the symbol FBTC. The prices listed below are the high and low sales prices for common shares during the last two years.

                        DATED                        LOW   PRICE   HIGH
        1/1/93 -  3/31/93.....................      $11.03        $13.29
        4/1/93 -  6/30/93.....................      $11.03        $11.03
        7/1/93 -  9/30/93.....................      $11.00        $13.00
       10/1/93 - 12/31/93.....................      $15.75        $16.00
        1/1/94 -  3/31/94.....................      $14.00        $15.75
        4/1/94 -  6/30/94.....................      $14.00        $16.00
        7/1/94 -  9/30/94.....................      $16.25        $16.50
       10/1/94 - 12/31/94.....................      $15.25        $17.25


The shares traded prior to the December 22, 1993 public offering were not traded on Nasdaq and occurred infrequently on a local basis and generally involved a small number of shares. Such transactions may not be representative of all transactions during the indicated periods or the actual fair market value of the common stock at the time of such transactions due to the infrequency of trades and the limited market for the common stock.

17. FIVE-YEAR SUMMARY OF OPERATIONS

                                                           1994           1993          1992          1991          1990
Operating income..................................      $10,870,322    $8,142,492    $6,066,386    $5,071,897    $4,384,871
Operating expenses................................        7,339,276     5,210,909     4,547,874     4,390,539     3,604,416
Income before taxes...............................        3,531,046     2,931,583     1,518,512       681,358       780,455
Income taxes......................................        1,166,626       926,144       513,091       226,507       265,352
Net income........................................      $ 2,364,420    $2,005,439    $1,005,421    $  454,851    $  515,103
Net income per share..............................      $      1.96    $     2.00    $     1.07    $     0.46    $     0.53
Weighted average number of shares.................        1,206,120     1,002,895       936,162       988,807       971,892

Earnings per common share were computed based on the assumption that all stock dividends issued or declared and stock splits for the periods covered were outstanding for the entire period.

18. CASH DIVIDENDS

During 1994, the Board of Directors declared four quarterly cash dividends of $.14 per share.

During 1993, the Board of Directors declared a semi-annual cash dividend of $.25 per share for shareholders of record on August 1, 1993, payable on August 15, 1993.

19. SUBSEQUENT EVENTS

The Corporation declared a dividend of 15.4 cents a share on January 19, 1995. The dividend is payable to shareholders of record on February 1, 1995, and payable on February 15, 1995.

The Bank declared a dividend of 19.9 cents per share on January 19, 1995. The dividend is payable to shareholders of record on February 1, 1995, and payable on February 15, 1995.

20. CONDENSED FINANCIAL STATEMENTS - PARENT COMPANY ONLY

                                 Balance Sheets
                           December 31, 1994 and 1993

                                                                   1994             1993
ASSETS
Cash......................................................     $        --    $      --
Investment in bank subsidiary.............................      15,868,462           --
       Total Assets.......................................     $15,868,462    $      --
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders Equity
Common stock..............................................     $ 1,472,821    $      --
Surplus...................................................       7,715,123           --
Retained Earnings.........................................       6,839,784           --
Net Unrealized Loss on Available For Sale Securities......        (159,266)          --
       Total Shareholders' Equity.........................      15,868,462           --
Total Liabilities and Shareholders' Equity................     $15,868,462    $      --

                              Statements of Income
                        December 31, 1994, 1993 and 1992

                                                                    1994         1993         1992
Dividend Income..........................................       $  329,912    $      --     $     --
Equity in Undistributed Income in Bank Subsidiary........          951,388           --           --
       Net Income........................................       $1,281,300    $      --     $     --

                            Statements of Cash Flows
                        December 31, 1994, 1993 and 1992

                                                                   1994             1993       1992
Cash Flows from Operating Activities Net income..........       $1,281,300    $     --       $     --
Undistributed earnings in bank subsidiary................         (951,388)         --             --
Net Cash Provided by Operating Activities................          329,912          --             --
Cash Flows from Financing Activities
Cash dividends paid......................................         (329,912)         --             --
Net Increase in Cash.....................................               --          --             --
Cash, beginning of year..................................               --          --             --
Cash, end of year........................................       $       --    $     --       $     --

                                                    INDEPENDENT AUDITOR'S REPORT
                                       FB&T FINANCIAL CORPORATION AND SUBSIDIARY

To the Board of Directors and Shareholders
FB&T Financial Corporation and Subsidiary
Fairfax, Virginia

We have audited the accompanying consolidated balance sheets of FB&T Financial Corporation and Subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1994, 1993 and 1992. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FB&T Financial Corporation and Subsidiary as of December 31, 1994 and 1993, and the results of its operations, shareholders equity, and its cash flows for the years ended December 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

Fairfax, Virginia
January 25, 1995

DIRECTORS AND OFFICERS
FB&T FINANCIAL CORPORATION AND SUBSIDIARY

CORPORATE OFFICERS

RONALD W. TYDINGS
CHAIRMAN OF THE BOARD

CHARLES E. CURTIS
PRESIDENT AND CHIEF EXECUTIVE OFFICER

T. EARL ROGERS
EXECUTIVE VICE-PRESIDENT AND ASSISTANT SECRETARY

JAMES C. HUGHES
DIRECTOR, SECRETARY AND TREASURER

DIRECTORS

ALLEN L. BARAN
PRESIDENT AND OWNER
BARAN DENTAL LABORATORY, INC.
ANNANDALE, VIRGINIA

HONORABLE WARREN E. BARRY
VIRGINIA STATE SENATOR, 37TH DISTRICT

CHARLES E. CURTIS
PRESIDENT & CHIEF EXECUTIVE OFFICER
FB&T FINANCIAL CORPORATION
FAIRFAX, VIRGINIA

JAMES C. HUGHES
DICKSTEIN, SHAPIRO & MORIN
WASHINGTON, D.C.

JERRY M. PHILLIPS
PHILLIPS, BECKWITH & HALL
FAIRFAX, VIRGINIA

OTIS R. POOL
INDEPENDENT INVESTOR
FAIRFAX, VIRGINIA

JACQUES REBIBO
PRESIDENT
MORTGAGE INVESTMENT CORPORATION
MCLEAN, VIRGINIA

T. EARL ROGERS
EXECUTIVE VICE PRESIDENT AND
ASSISTANT SECRETARY
FB&T FINANCIAL CORPORATION
FAIRFAX, VIRGINIA

RONALD W. TYDINGS
CHAIRMAN
TYDINGS, BRYAN & ADAMS, P.C.
FAIRFAX, VIRGINIA

OFFICERS

RAMONA W. RODRIGUEZ
CASHIER

J. DAVID HOLDEN
SENIOR VICE-PRESIDENT

DONALD E. STREHLE
SENIOR VICE-PRESIDENT

STEVEN R. WILSON
SENIOR VICE-PRESIDENT

CATHERINE AUBREY
ASSISTANT CASHIER & MANAGER,
FAIR OAKS BRANCH

THOMAS F. BRADLEY
VICE-PRESIDENT

JOHN DJURIC
VICE-PRESIDENT

GEORGE C. CARSON
VICE-PRESIDENT & MANAGER,
TYSONS BRANCH

KAREN M. CLINTON
ASSISTANT CASHIER

HELENE FENWICK
ASSISTANT VICE PRESIDENT & MANAGER,
LAKE RIDGE BRANCH

CYNTHIA C. FISHER
VICE-PRESIDENT

DEBORAH A. FREE
ASSISTANT VICE-PRESIDENT & MANAGER,
CENTREVILLE BRANCH

PETER FUGE
VICE-PRESIDENT

PAULA GROTZINGER
VICE PRESIDENT & MANAGER, FAIRFAX BRANCH

ARLENE F. HALEY
ASSISTANT VICE-PRESIDENT

PHYLLIS KENNERKNECHT
ASSISTANT VICE PRESIDENT & MANAGER,
CHANTILLY BRANCH

ROBERT H. KIRK
ASSISTANT VICE PRESIDENT & MANAGER,
WOODBINE BRANCH

NANCY J. KRAUSE
ASSISTANT VICE-PRESIDENT

DONNA D. MACK
ASSISTANT VICE-PRESIDENT

CYNTHIA MCGLUMPHY
ASSISTANT VICE-PRESIDENT

JAMES E. MERRITT
VICE-PRESIDENT

WAYNE A. MORRIS
ASSISTANT VICE-PRESIDENT & MANAGER,
FALLS CHURCH BRANCH

DEBRA A. SATTLER
ASSISTANT VICE-PRESIDENT & MANAGER,
SULLY STATION BRANCH

SUE SEYMOUR
ASSISTANT VICE-PRESIDENT & MANAGER,
GAINESVILLE BRANCH

CAROL STINEMEYER
AUDITOR

CHARLES WHITTAKER
VICE PRESIDENT

FAIRFAX COUNTY ADVISORY BOARD
FB&T FINANCIAL CORPORATION AND SUBSIDIARY

WILLIAM G. BEALE, CPA, P.C.
ACCOUNTANT

CHARLES A. BEAULIEU
BENCHMARK SYSTEMS, INC.

RICHARD BRIGLEB, D.D.S.

GARDNER M. BRITT, JR.
TED BRITT FORD SALES, INC.

DALE A. BRUNNER
BENCHMARK SYSTEMS, INC.

ANDY BRUSMAN
SCOTT & STRINGFELLOW

JOHN B. CONNOR
VERNER, LIPERT, BERNHART, MCPHERSON & HAND

TIMOTHY A. DANEHOWER
INSURANCE BROKER

GUY LEWIS
GUY LEWIS CONSTRUCTION

LEWIS MICHAELS, D.V.M.
HERNDON-RESTON ANIMAL HOSPITAL

JAMES J. MILANO
INVESTOR

CARL PEED
SHERIFF, FAIRFAX COUNTY

JON M. PETERSON
HAZEL PETERSON COMPANY

WHEELER RODGERS
BRADDOCK SUPPLY COMPANY

JULIAN EVERLY
EVERLY FUNERAL HOME

MARILYN FARRISH
FARRISH OLDSMOBILE

JOHN T. FREY
CIRCUIT COURT OF FAIRFAX COUNTY

MARTHA A. FURST
COMMONWEALTH LAND TITLE INSURANCE COMPANY

ROBERT G. GRIFFITH
R.G. GRIFFITH, INC.

HAROLD A. SCHAITBERGER
INTERNATIONAL ASSOCIATION OF FIRE FIGHTERS

RONALD K. HARRELL
RAVENSWORTH MOBIL STATION

JOHN JOANNOU
INVESTOR

JAMES ROMANO
ELECTRICAL CONTRACTOR

JEFFREY A. SMITH, C.P.A.
BURDETTE & FRITZ, LTD.

STANLEY E. TAYLOR
GEORGE MASON UNIVERSITY

JEFFREY T. TWARDY,
ATTORNEY

ALAN WALKER
WALKER TITLE AND ESCROW INC.

JOSEPH L. WHITCRAFT
EVERGREEN INDUSTRIES

PRINCE WILLIAM COUNTY ADVISORY BOARD
FB&T FINANCIAL CORPORATION AND SUBSIDIARY

LESTER W. BOLTON
WEICHERT REALTY

PETER N. CHASE, C.P.A.
CHASE AND ASSOCIATES

PATRICIA DAVIS
REAL ESTATE BROKER

SALLY Z. DIMIERO
LONG & FOSTER REALTY

LILLIAN DOHERTY
TEACHER, PRINCE WILLIAM COUNTY SCHOOL SYSTEM

GARY EDDY
GEM CONSTRUCTION

MARY FINNIGAN
COLGAN AIRWAYS

JOE H. FRANCE
ROSS FRANCE & RATLIFF, INC.

ROGER J. FREEMAN

JOHN J. NORMAN, JR.
REAL ESTATE BROKER

CRESTON OWEN
SUPERIOR COMMUNICATIONS, INC.

KEITH PUFFENBARGER
NATIONWIDE INSURANCE

CHARLES W. RECTOR
RECTOR CONSTRUCTION COMPANY, INC.

GEORGE J. RIPOL
GEORATOR CORPORATION

JAMES B. ROBESON
ROBESON, ROBESON & VANDOREN

MARVIN L. GILLUM
SCOTT AND STRINGFELLOW

MATTHEW HIGGINS
COLOR-AD

LARRY HOUSDEN
LARRY'S HAIR DESIGNERS

HON. JOHN KAPP
MAYOR, HAYMARKET

DANIEL J. KRUPP
KRUPP'S RACING

ROBERT A. MAYER
REAL ESTATE INVESTOR

STEVEN MEINECKE
INDEPENDENT ABSTRACT

MARK MOSELY
MARK MOSELY TRAVEL

LORI NALLS
ALL POINTS RESEARCH & INVESTIGATION

PAXTON K. SPENCER
SANDCASTLE CORPORATION

E. RIGG WAGNER
RIGG'S COMPANY

STEVE WALDRON
RYSTE & RICAS, INC.

MICHAEL R. VANDERPOOL
VANDERPOOL, FROSTICK & MASSEY, P.C.

JOHN WEBER
REAL ESTATE BROKER

J. EDWARD WOOD
BRAXTON ELECTRIC SERVICES

JANA YEATES
TEMPORARY SOLUTIONS

FB&T LOCATIONS
FB&T FINANCIAL CORPORATION AND SUBSIDIARY

CENTREVILLE OFFICE
14260J CENTREVILLE SQUARE
CENTREVILLE, VA 22020
(703) 359-9387

CHANTILLY OFFICE
14006 LEE JACKSON HIGHWAY
CHANTILLY, VA 22021
(703) 359-9397

FAIRFAX OFFICE
4117 CHAIN BRIDGE ROAD
FAIRFAX, VA 22030
(703) 359-3335

FAIR OAKS OFFICE
12220 FAIRFAX TOWNE CENTER
FAIRFAX, VA 22033
(703) 359-7556

FALLS CHURCH OFFICE
133 SOUTH WASHINGTON STREET
FALLS CHURCH, VA 22046
(703) 352-6194

GAINESVILLE OFFICE
14091 JOHN MARSHALL HIGHWAY
GAINESVILLE, VA 22065
(703) 754-8520

LAKE RIDGE OFFICE
12493 DILLINGHAM SQUARE
LAKE RIDGE, VA 22192
(703) 590-8700

MANASSAS OFFICE
9201 CHURCH STREET
MANASSAS, VA 22110
(703) 368-1101

SULLY STATION OFFICE
5105 WESTFIELDS BOULEVARD
CENTREVILLE, VA 22020
(703) 359-9393

TYSONS OFFICE
8221 OLD COURTHOUSE ROAD
VIENNA, VA 22182
(703) 359-9390

WOODBINE OFFICE
13414 DUMFRIES ROAD
MANASSAS, VA 22111
(703) 791-2265

FB&T CUSTOMER SERVICE GUIDE
FB&T FINANCIAL CORPORATION AND SUBSIDIARY

EXECUTIVE OFFICES
Charles E. Curtis
President & Chief Executive Officer
Direct phone: (703) 359-9380

COMMERCIAL AND REAL ESTATE LOANS
Steven R. Wilson
Senior Vice President
Direct phone: (703) 359-9373

CONSTRUCTION LOANS
John Djuric
Vice President
Direct phone: (703) 359-7555

MORTGAGE LOANS
Donald E. Strehle
Senior Vice President
Direct phone: (703) 352-6199

BRANCH ADMINISTRATION
T. Earl Rogers
Executive Vice President
Direct phone: (703) 359-9380

INVESTMENTS
Ramona W. Rodriguez
Cashier
Direct phone: (703) 359-9090

ANNUAL MEETING                                                   EXCHANGE LISTING
The Annual Meeting of the Shareholders will be held at 3:00      FB&T Financial Corporation common stock is traded on the
p.m. on May 17, 1995 at Fairfax Bank & Trust Company, 4117       over-the-counter market and is quoted on the NASDAQ National
Chain Bridge Road, Fairfax, Virginia 22030.                      Market System under the symbol FBTC.

TRANSFER AGENT
American Stock Transfer and Trust Co.
40 Wall Street
New York, NY 10005

FORM 10-K
Copies of the 1994 annual report filed with the Securities and Exchange Commission on Form 10KSB and supplemental quarterly information may be obtained by writing: FB&T Financial Corporation, Attn: Cashier's Department, 4117 Chain Bridge Road, Fairfax, VA 22030.

                                  APPENDIX VI



=============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-QSB

(Mark One)

(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly ended                    September 30, 1995

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number    33-47421

FB&T Financial Corporation
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

4117 Chain Bridge Road, Fairfax, Viriginia  22030              54-1624195
-------------------------------------------------------------------------------
(State or other jurisdiction of incorporation               (I.R.S. Employer
        or organization)                                 Identification Number)


-------------------------------------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report)

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.
Yes                                     No                X

         As of September 30, 1995, the registrant had 1,237,483 shares of Common Stock outstanding.

         This document contains 29 pages.

===============================================================================

                          FAIRFAX BANK & TRUST COMPANY

                                      INDEX

                                                                                          Page No.
Part I            Financial Information

                  Consolidated Balance Sheet -
                      September 30, 1995 and 1994                                             1

                  Consolidated Statement of Operations -
                      September 30, 1995, 1994 and 1993                                       2

                  Consolidated Statement of Changes in Stockholders' Equity -
                      September 30, 1995, 1994 and 1993                                       3

                  Consolidated Statement of Cash Flows                                    4 - 5

                  Notes to Consolidated Financial Statements                              6 - 24

                  Management's Discussion and Analysis of Financial
                     Condition and Results of Operations                                 25 - 27


Part II           Other Information

                  Item 1 - Legal Proceedings                                                  28

                  Item 2 - Changes in Securities                                              28

                  Item 3 - Defaults Upon Senior Securities                                    28

                  Item 4 - Submission of Matters to a Vote of Security Holders                28

                  Item 5 - Other Information                                                  28

                  Item 6 - Exhibits and Reports on Form 8-K                                   28


                         Part I - Financial Information

                           FB&T FINANCIAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1995 AND 1994
                                  (Unaudited)


                                                                     September 30,
                                                                 1995             1994
               Assets

Cash and Due from Banks                                       $  27,589,830    $  15,826,313
Investment Securities (Note 2)                                   35,969,044       35,835,244
Securities Available for Sale (Note 2)                            1,977,190       11,786,875
Federal Funds Sold                                               23,663,944                -
Loans Receivable (Notes 3 and 12)                               144,038,468      129,953,325
Less Allowance for Possible Loan Losses (Note 3)                 (1,416,179)      (1,296,749)
               Net Loans                                        142,622,289      128,656,576

Accrued Interest Receivable                                       1,397,949        1,204,995
Bank Premises and Equipment, net (Note 4)                         3,585,186        2,884,352
Other Real Estate Owned (Note 5)                                  2,925,445        2,299,796
Prepaid and Other Assets                                          1,989,364        1,338,505
Intangible Assets (Note 6)                                        2,920,301        3,128,055

Total Assets                                                  $ 244,640,542    $ 203,314,359

               Liabilities and Stockholders' Equity

Liabilities
 Demand Deposits                                              $  85,164,308    $  71,828,509
 Savings Deposits                                                55,749,771       63,866,849
 Time Deposits (Note 7)                                          60,030,611       39,091,603
               Total Deposits                                   200,944,690      174,786,961

Securities Sold under Agreements to Repurchase                   25,481,385        9,751,484
Federal Funds Purchased                                                   -        1,065,000
Other Borrowed Funds                                                      -        1,700,000
Accrued Interest Payable and Other Liabilities                      985,154          600,054
               Total Liabilities                              $ 227,411,229    $ 187,903,499

Stockholders' Equity (Notes 14, 15 and 16)
 Preferred Stock, $1.25 par value,
   3,000,000 shares authorized
 Common Stock, $1.25 par value, 5,000,000
   shares authorized; 1,233,643 shares
   issued and outstanding in 1995
   and 1,178,257 shares issued and
   outstanding in 1994                                        $   1,546,854    $   1,472,821
Surplus                                                           8,722,850        7,715,123
Market Value Adjustment for Securities
 Available for Sale (Note 2)                                        (22,810)        (140,663)
Retained earnings                                                 6,982,419        6,363,579

               Total Stockholders' Equity                     $  17,229,313    $  15,410,860

Total Liabilities and Stockholders' Equity                    $ 244,640,542    $ 203,314,359


                           FB&T FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       SEPTEMBER 30, 1995, 1994 AND 1993
                                  (Unaudited)

                                                                         Period ending September 30,
                                                                  1995              1994              1993
Interest Income
 Interest and Fees on Loans                                   $   9,485,780     $   7,221,199      $  5,770,443
 Interest on Federal Funds Sold                                     381,875            44,430            86,291
 Interest on Securities
   U.S. Treasury and Government Securities                        1,185,947         1,227,281           504,514
   U.S. Agency Issues and Municipal Issues                          493,802           326,355           521,805
   Federal Reserve Stock and Other Equity Securities                 51,632            32,848            26,820
               Total Interest Income                          $  11,599,036     $   8,852,113      $   6,909,873

Interest Expense
 Interest on Deposits                                         $   3,850,981     $   2,523,159      $   2,006,910
 Interest on Federal Funds Purchased & Repurchase Agreements        520,295           383,326             12,020
               Total Interest Expense                         $   4,371,276     $   2,906,485      $   2,018,930

               Net Interest Income                            $   7,227,760     $   5,945,628      $   4,890,943

Provision for Possible Loan Losses (Note 3)                         135,037            33,864            192,920
               Net Interest Income After Provision
                for Possible Loan Losses                      $   7,092,723     $   5,911,764      $   4,698,023

Other Income
 Service Charges                                              $   1,104,253     $     834,387      $     690,135
 Securities Gains (Note 2)                                                -                 -                  -
 Other                                                              675,090           629,812            490,531
               Total Other Income                             $   1,779,343     $   1,464,199      $   1,180,666

                                                              $   8,872,066     $   7,375,963      $   5,878,689

Operating Expenses
 Compensation and Benefits                                    $   2,524,050     $   2,016,278      $   1,447,197
 Occupancy Expense (Note 9)                                       1,171,020           872,159            714,405
 Other                                                            2,457,694         1,958,804          1,669,495
               Total Operating Expense                        $   6,152,764         4,847,241          3,831,097

               Income Before Income Taxes                     $   2,719,302     $   2,528,722      $   2,047,592

Income Tax Expense (Benefit) (Note 8)
 Current                                                      $     945,303     $     889,130      $     687,671
 Deferred                                                           (38,535)          (83,669)           (33,469)
                                                              $     906,768     $     805,461      $     654,202

               Net Income                                     $   1,812,536     $   1,723,261      $   1,393,390

Net Income Per Common Share (Note 1)                          $        1.44     $        1.36      $        1.36

*The Notes to Financial Statements are an integral part of these statements.



                           FB&T FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                PERIODS ENDED September 30, 1995, 1994 AND 1993
                                  (Unaudited)

                                                                                                Net Unrealized
                                    Par Value                      Treasury       Retained     Loss on Available
                                   and Warrants      Surplus        Stock         Earnings     for Sale Securities       Total
Balance, December 31, 1992        $  1,217,571     $ 5,034,301   $  (221,563)  $  3,372,467                      -    $  9,402,776
Sale of Treasury Stock                       -               -       188,505              -                      -         188,505
Acquisition of Treasury Stock                -          (1,840)       38,151)          (380)                     -         (40,371)
Exercise of Stock Warrants                   -               -             -              -                      -
Dividend                                     -               -             -       (243,514)                     -        (243,514)
Net Unrealized Loss
 on Available for Sale                       -               -             -              -                 28,609          28,609
Net Income                                   -               -             -      1,393,390                      -       1,393,390
Balance, September 30, 1993       $  1,217,571     $ 5,032,461   $   (71,209)  $  4,521,963        $        28,609    $ 10,729,395

Balance, December 31, 1993        $  1,467,571     $ 7,693,323   $         -   $  5,134,012        $       (12,757)   $ 14,282,149
Dividend                                     -               -             -       (493,694)                     -        (493,694)
Net unrealized Loss
 on Available for Sale
  Securities                                 -               -             -              -               (127,906)       (127,906)
Option Exercised                         5,250          21,800                                                              27,050
Net Income                                   -               -             -      1,723,261                      -       1,723,261
Balance, September 30, 1994       $  1,472,821     $ 7,715,123   $ 6,363,579   $   (140,663)       $    15,410,860

Balance, December 31, 1994        $  1,472,821     $ 7,715,123             -   $  6,839,784        $      (159,266)   $ 15,868,462
Repurchase Company Stock                (3,937)              -             -        (49,219)                     -         (53,156)
Cash Dividend                                -               -             -       (552,400)                     -        (552,400)
Stock Dividend                          73,170         995,112             -     (1,068,282)                     -               -
Options Exercised                        4,800          12,615             -              -                      -          17,415
Net Unrealized Loss
 on Available for Sale
  Securities                                 -               -             -              -                136,456         136,456
Net Income                                   -               -             -      1,812,536                      -       1,812,536
Balance, September 30, 1995       $  1,546,854     $ 8,722,850   $         -    $ 6,982,419        $       (22,810)   $ 17,229,313


     *The Notes to Consolidated Financial Statements are an integral part of these statements.*



                           FB&T FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       September 30, 1995, 1994, AND 1993

                                  (UNAUDITED)

<CAPITON>

                                                             Period Ending September 30,


                                                      1995               1994              1993
Cash Flows from Operating Activities:
 Net Income                                        $  1,812,536       $  1,723,261       $  1,393,390
 NonCash Items included in Net Income
  Depreciation and amortization                         241,379            225,616            164,212
  Loss (Gain) on sale of securities                           -                  -                  -
  Loss (Gain) on sale and write-down of
   other real estate owned                                  372            (61,712)            27,363
  Net accretion of discount on securities               (32,703)             3,052            220,875
  Provision for possible loan losses                    135,037            194,594            192,920
  (Increase) Decrease in:
    Accrued interest receivable                         150,256           (105,322)            28,475
    Prepaid expenses and other                         (905,415)          (694,522)          (306,923)
  Increase (Decrease) in:
    Accrued interest payable                            299,179             30,997              4,390
    Other accrued expenses                               40,673           (214,382)           (22,235)

Net Cash Provided by Operating Activities          $  1,741,314       $  1,101,582       $  1,702,467


Cash Flows from Investing Activities:
 Net decrease (increase) in Federal Funds
 sold/purchased                                    $(27,525,944)      $   (235,000)      $ (9,156,712)
 Proceeds from maturity of securities                25,000,000          5,500,000         10,633,575
 Proceeds from sale of securities                     1,719,317          2,214,522                  -
 Loans, net                                         (11,652,673)       (21,736,735)       (11,940,634)
 Purchase of securities                             (16,605,965)       (12,338,000)       (14,150,000)
 Acquisition of Bank premises and equipment            (780,743)        (1,254,384)          (258,825)
 Other real estate owned
  Capitalized expenses                                 (187,185)           (52,920)                 -
  Proceeds from sale                                  1,114,589            740,408          1,502,324
 Acquisition of intangible assets                             -         (3,179,584)                 -

Net Cash Used by Investing Activities              $(28,918,604)      $(30,341,693)      $(23,370,272)


                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

Cash Flows from Financing Activities:
 Net securities sold under repurchase agreements   $ 10,136,909       $ (4,199,151)      $  5,050,532
 Demand deposits, net                                14,860,059          3,696,401         15,250,429
 Savings deposits, net                               (1,366,562)        18,357,629          6,623,979
 Time deposits, net                                  17,499,505         19,913,239           (347,047)
 Proceeds from sale of treasury stock                         -                  -            148,133
 Proceeds from sale of stock warrants                         -                  -                  -
 Proceeds from exercise of stock options                 17,415                  -                  -
 Dividends paid                                        (552,400)            27,050                  -
 Repurchase of common stock                             (53,156)          (493,694)          (243,514)

Net Cash Provided by Financing Activities          $ 40,541,770       $ 37,301,474       $  26,482,512

Net (Decrease) Increase in Cash & Cash Equivalents $ 13,364,480       $  8,061,363       $   4,814,707
Cash and Due from Banks, beginning of year           14,225,350          7,764,950           8,820,668
Cash and Due from Banks, end of year               $ 27,589,830       $ 15,826,313       $  13,635,375

Schedule of NonCash Investing and
   Financing Activities:
 Acquisition of other real estate owned in
   satisfaction of loan receivable                 $  1,551,350       $    955,120       $     573,181
 Acquisition of treasury stock in satisfaction
   of loan receivable                              $          -       $          -       $           -
 Market value adjustments of securities
   available for sale                              $   (136,456)      $   (127,906)      $      28,609

     *The notes to Consolidated Financial Statements are an integral part of these statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FB&T Financial Corporation and Subsidiary (Unaudited)

September 30, 1995 and 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Corporation follows generally accepted accounting principles and reporting practices applicable to the banking industry. Significant account practices are summarized below.

Principles of Consolidation

The consolidated financial statement of FB&T Financial Corporation (the Corporation) included the accounts of the corporation and its subsidiary, Fairfax Bank & Trust Company (the Bank), and Fairfax Bank & Trust Company's wholly-owned subsidiary, Bank Title Company.
All significant intercompany transactions have been eliminated.

FB&T Financial Corporation, a holding company, is the successor to Fairfax Bank & Trust Company after a tax-free exchange of stock which occurred on July 1, 1994. Shares of Fairfax Bank & Trust Company were exchanged for an equivalent number of FB&T Financial Corporation shares. The parent company, FB&T Financial corporation carries its investment in the bank at cost adjusted for earnings and dividends of the subsidiary.

Investment Securities

Securities are classified as investment securities when management has the intent and the Bank has the ability at the time of purchase to hold them until maturity or on a long-term basis. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the straight-line method over their contractual lives. If the interest method of accounting for amortization of premiums and accretion of discounts was used, it would not have a material effect on the consolidated financial statements. Gains and losses on the sale of such securities are determined by the specific identification method.

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at fair value on an aggregate basis. These include securities used as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, to satisfy regulatory requirements and other similar factors. Unrealized gains and losses of securities available for sale are excluded from earnings and shown as a separate component of stockholders' equity, net of related income taxes. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans and Loan Fees

Loans are stated at the principal amount outstanding, net of deferred loan fees. Interest on loans is generally computed using the simple interest method. Loan fees and related direct loan origination costs are deferred and recognized as an adjustment of yield over the life of the loan or currently upon the sale or repayment of the loans.

Interest on all categories of loans is accrued based upon the principal amounts outstanding. The accrual of interest income is discontinued on loans which are past due ninety or more days as to principal or interest payments, except for certain guaranteed loans and other limited exceptions. When loans are placed on non accrual status, interest accrued in the current year is charged against interest income, and interest accrued in prior years is charged to the allowance for loan losses. Loans may be reinstated to accrual status when all payments are brought current, and, in the opinion of management, collection of the remaining balance can reasonably be expected. The classification of a loan as non accrual is not necessarily indicative of a potential loan loss.

Gains or losses on sales of residential mortgage loans, including unearned discounts, are recognized when the loans are sold to investors. The loans are carried at the lower of cost or market, determined on the aggregate basis.

Allowance for Possible Loan Losses

The Bank grants loans to customers located in Northern Virginia. The Bank has a diversified portfolio, however, a substantial number of loans are secured by real estate or are unsecured.

The allowance is established to absorb possible future losses on existing loans. It is maintained at a level considered adequate by management to provide for potential losses based on management's evaluation of the loan portfolio, historical loan loss experience and prevailing and anticipated economic conditions.

The allowance is increased by provisions for loan losses charged to operating expense and deducted by net chargeoffs. The provisions are based on management's estimated of net realizable value or fair value of the collateral, as applicable, considering the current and future operating or sales conditions. These estimates are susceptible to changes that could result in a material adjustment to future results of operations.

Bank Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over their estimated useful lives using the straight-line method. Furniture, equipment and automobiles are depreciated over their estimated useful lives using straight-line methods.

Federal Funds Purchased/Sold

The Bank is required to maintain legal cash reserves, computed by applying prescribed percentages to its various types of deposits. When the Bank's cash reserves are in excess of that required, it may lend the excess to other banks on a daily basis. Conversely, when cash reserve are less than required, the Bank borrows funds on a daily basis.

The Bank has $37,000,000 of Federal funds lines of credit with correspondent banks, of which $25,000,000 is secured. Continued availability of the lines are at the correspondent banks' discretion. The rate of interest charged fluctuates daily in response to market conditions. There were no borrowing on these lines at September 30, 1995. At September 30, 1994, borrowings totaled $2,765,000.

Securities Sold Under Agreements to Repurchase and Other Borrowings

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds at September 30, 1994, consists of a $1,700,000 fixed rate credit with a three month maturity from Federal Home Loan Bank of Atlanta. The credit matured on August 8, 1995, and will not be renewed.

Shareholders' Equity

In September 1993, the Bank's shareholders approved an increase in the authorized common shares for the Bank from 2,000,000 shares to 5,000,000 shares. Additionally, the shareholders approved the authorization of 3,000,000 shares of Preferred Stock with a par value $1.25 per share. No Preferred Stock is issued or outstanding at September 30, 1995 and 1994.

In December 1993, the Bank completed a public offering of 200,000 shares of common stock at $16 per share. The offering generated net proceeds of $2,910,862 after deducting underwriting discounts and other offering expenses. Prior to the offering, there was no public market for the Bank's common stock. The Company's common stock trades on the Nasdaq Stock Market under the symbol: FBTC State banking laws restrict the availability of
surplus for the payment of dividends.   Such  restrictions  have  been  outlined
in  the  By-Laws,   which incorporated  the  appropriate  provisions of Section
6.1-56 of the 1940 Code of Virginia.

Income Taxes

The Bank utilizes an asset and liability approach to accounting for income taxes. The objective is to recognize the amount of income taxes payable or refundable in the current year based on the Bank's income tax return and the deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Bank's financial statements or tax returns. The assets and liability method accounts for deferred income taxes by applying enacted statutory rates to temporary differences, the difference between financial statement amounts and tax bases of assets and liabilities. Deferred income tax liabilities or assets are adjusted to reflect changes in tax laws or rates in the year of enactment.

The Bank pays state franchise tax in lieu of state income taxes.

Income Per Common Share

Income per common share for 1995 and 1994 is based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of outstanding stock options that have a dilutive effect when applying the treasury stock method. Weighted average number of shares amounted to 1,256,384 in 1995, 1,268,485 in 1994, and 1,026,049 in
1993.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Cash paid for interest through September 30, amounted to $4,072,097 in 1995 and $2,875,489 in 1994 and $2,014,435 in 1993.

Net income taxes paid through September 30, 1995, 1994 and 1993 amounted to $941,469, $1,354,492 and $693,162 respectively.

Impaired Loans


Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, as amended by SFAS 118. SFAS No. 114, as amended provided that a loan is impaired when, based on current information and events, it is probable that the creditor will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. SFAS No. 114, as amended provides guidelines relating to recognition of interest income on impaired loans and requires that impaired loans be measured based on the present value of the expected future cash flows, discounted at the loan's effective interest rate. The effective rate of a loan is defined as the contractual interest rate adjusted for any deferred loan fees or costs, premiums or discounts existing at the inception or acquisition of the loan. If the loan is collateral dependent, as a practical expedient, impairment can be based on a loan's observable market price or the fair value of the collateral. The value of the loan is adjusted through a valuation allowance created through a charge against income. Residential mortgages, consumer installment obligations and credit cards are excluded. Loans that were treated as in-substance foreclosures under previous accounting pronouncements are considered to be impaired loans and under SFAS 114 will remain in the loan portfolio.

A loan may be placed on non-accrual status and not classified as an impaired loan when in the opinion of management, based on current information and events, it is probable that the Bank will eventually collect all principal and interest amounts due according to the contractual terms of the loan agreement. Interest income for impaired loans is generally recognized on an accrual basis unless it is deemed inappropriate to do so. In those cases which the receipt of interest payments is deemed more uncertain, the cash basis on income recognition is utilized. Loans are placed on non-accrual status when, in the judgment of management, the probability of timely collection of interest is deemed to be insufficient to warrant further accrual. As a matter of policy, the Bank does not accrue interest on loans past due 90 days or more except when the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income.

As of the nine months ended September 30, 1995, the Bank had no loans which the management considered impaired.


Required Depository Reserves and Capital Ratios

The Bank is required by regulatory authorities to maintain a specified portion of its assets in the form of reserves. Such reserves consist of vault cash and balances maintained at the Federal Reserve Bank. The average balance required to be maintained at the Federal Reserve Bank at September 30, 1995, was approximately $132,000.

All banks are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the Federal Deposit Insurance Corporation. At September 30, 1995, banks are required to have minimum Tier 1 and Total capital ratios of 4.00 percent and 8.00 percent, respectively. The Bank's actual ratios at this date were 9.98 percent and 10.97 percent, respectively. The Bank's leverage ratio at September 30, 1995 was 5.85 percent.


2.  INVESTMENT SECURITIES AND SECURITIES AVAILABLE FOR SALE

The carrying amounts as shown in the balance sheets of the Bank and their approximate market values are as follows:

Securities Available for Sale





                                                                           September 30, 1995

                                                                          Gross           Gross           Approximate
                                                     Amortized         Unrealized      Unrealized           Market
                                                        Cost              Gains          Losses              Value
U.S. Government and Agency Securities              $  2,000,000        $        -      $  22,810          $ 1,977,190



                                                                           September 30, 1994

                                                                          Gross           Gross           Approximate
                                                     Amortized         Unrealized      Unrealized           Market
                                                        Cost              Gains          Losses             Value
U.S. Government and Agency Securities              $ 12,000,002        $       -       $ 213,127          $11,786,875
Municipal Securities                               $          -        $       -       $       -          $         -
                                                   $ 12,000,002        $       -       $ 213,127          $11,786,875

Gross realized gains and losses for the periods ended September 30, are as follows:


                                       1995            1994               1993
Realized Gains                      $       -       $       -          $         -

Realized Losses                     $       -       $       -          $         -


Investment Securities

                                                                           September 30,1995


                                                                           Gross            Gross          Approximate
                                                     Amortized           Unrealized       Unrealized         Market
                                                       Cost                Gains            Losses           Value
U.S. Government and Agency Securities              $33,001,262         $ 262,627       $     6,446        $33,257,443
Mortgage-Backed Securities                           1,842,032             2,027             3,298          1,840,761
Other Securities                                     1,125,750                 -                 -          1,125,750
                                                   $35,969,044         $ 264,654       $     9,744        $36,223,954




                                                                           September 30, 1994

                                                                           Gross            Gross          Approximate
                                                     Amortized           Unrealized       Unrealized         Market
                                                       Cost                Gains            Losses           Value
U.S. Government and Agency Securities              $33,057,818         $   1,110       $   305,490        $32,753,438
Mortgage-Backed Securities                           2,133,524                 -            49,268          2,084,256
Other Securities                                       997,550                 -                 -            997,550
                                                   $36,188,892         $   1,110       $   354,758        $35,835,244




The scheduled maturities of investment securities and securities available for sale at September 30, 1995 were as follows:




                                                              Investment                         Securities
                                                              Securities                     Available for Sale
                                                     Amortized             Fair           Amortized           Fair
                                                        Cost              Value             Cost             Value
Due in one year or less                            $10,514,3$7         $10,548,065 $   $ 2,000,000        $ 1,977,190
Due from one year to five years                     22,486,875          22,709,378
Due from five years to ten years                             -                 -                 -                  -
Mortgage-Backed Securities                           1,842,032           1,840,761               -                  -
Federal Reserve Board Common Stock
 Other Equity Securities                             1,125,750           1,125,750               -                  -
                                                   $35,969,044         $36,223,954     $ 2,000,000        $ 1,977,190


Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

Investment securities with a carrying amount of $7,004,694 and $8,323,195 at September 30, 1995, and 1994 respectively, were pledged as collateral on public deposits, repurchase agreements, and for other purposes as required or permitted by law.


3.   LOANS RECEIVABLE

Loans receivable include the following at September 30:





                                                                     1995                 1994

    Real Estate Loans
    Construction                                                $ 11,814,903        $ 10,105,435
    Farm                                                             339,434             253,636
    1-4 Family Residential                                        65,609,577          61,508,113
    Multifamily                                                      707,367           1,206,779
    Non-Farm Nonresidential                                       29,203,986          24,445,977
    Commercial                                                    24,754,725          21,556,201
    Credit Card                                                    2,143,181           2,824,657
    Installment and Other                                          9,465,295           8,052,528

                          Totals                                $144,038,468        $129,953,326




At September 30, 1995, mortgages with unpaid balances of $18,940,153 were pledged as collateral for a line of credit facility in the amount of $25,000,000 to a financial institution. Gains on sale of mortgages held for sale amounted to $108,592 in 1995 and $121,926 in 1994 and are included in other income.

Loans on which the accrual of interest has been discontinued amounted to $1,679,029 at September 30, 1995, and $814,913 at September 30, 1994. Had
interest been accrued on those loans, such income would have approximated $240,134 for the year ended December 31, 1994, and $55,146 for the period ended September 30, 1995.

A summary of transactions in the allowance for possible loan losses for the period ended September 30, follows:




                                                    1995                   1994
Balance at Beginning of Year                     $ 1,332,118            $ 1,102,155
Provision Charges to Operations                      135,037                 33,864
Loans Charged Off, Net of Recoveries                 (50,976)               160,730

Balance at End of Period                         $ 1,416,179            $ 1,296,749




4.   BANK PREMISES AND EQUIPMENT

Bank premises and equipment are as follows:



                                                    1995                   1994
   Furniture and Equipment                       $ 2,843,931            $   322,748
   Leasehold Improvements                          1,361,843                459,187
   Building                                          460,204              2,318,385
   Land                                              322,748                889,533
   Automobiles                                       150,454                140,006
                                                 $ 5,139,180            $ 4,129,859
   Less Accumulated Depreciation                  (1,553,994)            (1,245,507)

              Totals                             $ 3,585,186            $ 2,884,352



Depreciation of bank premises and equipment charged to expense amounted to $241,378 for 1995, $174,086 for 1994 and $164,212 for 1993.

5.   OTHER REAL ESTATE OWNED

Other real estate owned includes properties acquired through foreclosure or other proceedings in full or partial satisfaction of indebtedness. At the date of acquisition, such property is recorded at the lower of the recorded investment in the related receivable, net realizable value for single family residential, or fair value. Write-downs at the date of acquisition are charged to the allowance for loan losses. Subsequent declines in market value and/or losses on disposition of other real estate are reflected in other income. Expenses related to other real estate are included in other operating expenses and amounted to $33,756 in 1995, $77,114 in 1994, and $101,981 in 1993.

A summary of transactions in the other real estate owned for the period ended September 30, follows:


                                                        1995                   1994
   Balance at Beginning of Year                      $ 2,301,499            $ 1,970,452
   Acquired                                            1,551,350                955,120
   Capitalized Expenses                                  187,185                 52,920
   Write-Downs                                                 -                      -
   Sales                                              (1,114,217)              (740,408)
   Net Gain (Loss) on Sales                                 (372)                61,712
                                                     $ 2,925,445            $ 2,299,796


6.   INTANGIBLE ASSETS

During the second quarter of the year ended December 31, 1994, the Bank acquired the deposits of the Federal Savings Association of Virginia (Federal) and Commonwealth Federal Savings Bank (Commonwealth) from the Resolution Trust Corporation. The Bank paid a premium of $46,043 and assumed liabilities of approximately $1,407,000 and one branch location in connection with the Federal acquisition. The Bank paid a premium of $3,015,000 and assumed liabilities of approximately $27,923,000 and three branch locations in connection with the Commonwealth acquisition. Intangible assets represent the excess of the fair value of liabilities assumed over the fair value of tangible assets acquired in branch acquisitions. These intangible assets are being amortized by systematic charges against income over the periods in which the benefits are expected to arise, but not exceeding 10 years.

7.   TIME DEPOSITS

The following is a maturity distribution of time certificates of deposit in denominations of $100,000 or more:


                                                        1995                   1994
Three Months or Less                                 $ 5,423,279            $ 6,657,556
Over Three Months through Twelve Months               11,769,464              3,361,171
Over Twelve Months                                     2,834,023              2,892,620
             Totals                                  $20,026,766            $12,911,347



8.   INCOME TAXES

Income tax expense (benefit) is composed of the following:





                                                        1995                   1994                  1993
Current                                              $  945,303             $  889,130            $  687,671
Deferred                                                (38,535)               (83,669)              (33,469)
                                                     $  906,768             $  805,461            $  654,202



8.   INCOME TAXES (Continued)

A reconciliation between the amount of reported Federal income tax expense and the amount computed by multiplying the applicable statutory Federal income tax rate is as follows:






                                                        1995                   1994                  1993
Income Before Income Taxes                           $ 2,719,302            $ 2,528,722           $ 2,047,592

Computed "expected" Federal Tax Expense              $   924,566            $   859,765           $   696,181
Adjustments to Federal Income Tax resulting from:
 Tax Exempt Income                                         -                     (4,640)               (2,402)
 Other                                                   (17,788)               (49,664)              (39,577)
Provision for Federal Income Taxes                   $   906,778            $   805,461           $   654,202


The Deferred Tax Asset (Liability) for the periods ended September 30, are applicable to the following items:



Deferral Source
                                                        1995                   1994
Depreciation                                         $  (219,715)           $  (171,214)
Allowance for Credit Losses                              243,279                268,732
Deferred Loan Fees                                        75,778                 37,724
Net Unrealized Loss on Securities Available for Sale           -                 72,464

      Net Deferred Tax Asset                         $    99,342            $   207,706

The Deferred Tax Asset in 1995 and 1994 are included in Other Assets.


9.   OPERATING EXPENSES - OTHER

Significant amounts included in other operating expense for the period ended September 30, are as follows:




                                                        1995                   1994                  1993
      Amortization - Goodwill                        $   153,052            $    51,529           $          -
      Credit Card Expenses                               289,572                181,261                 16,855
      Data Processing                                    353,931                252,357                355,010
      FDIC Insurance                                     186,281                226,758                217,978
      Insurance                                           90,232                 77,855                 90,900
      Legal and Professional Fees                        225,153                113,981                143,272
      Consulting Fees                                     37,788                      -                 81,509
      Loss on Sale of REO Property                        23,736                 19,549                 43,462
      Other                                            1,097,949              1,035,514                720,509

            Totals                                   $ 2,457,694            $ 1,958,804           $  1,669,495





10.   OPERATING LEASES

The Bank leases facilities for its headquarters and branches under non-cancelable operating leases expiring from 1992 through 2014 with current monthly rental payments of $85,179. The headquarters facility, which is leased from a partnership including certain partners who also serve on the Bank's Board of Directors, requires monthly payment of $35,363 and expires December 31, 1998. At expiration, the Bank has an option to renew the lease for two additional five-year terms at market rates. Rental expenses of $730,886 and $574,483 was charged to operations for the period ended September 30, 1995 and 1994.

The following is a schedule, by years, of future minimum rental payments required under operating leases that have a non cancelable lease term in excess of one year as of September 30, 1995:

                         Year ending December 31:

                     1995...........................  $ 921,607
                     1996...........................    918,865
                     1997...........................    903,090
                     1998...........................    872,169
                     1999...........................    298,382
                     Thereafter.....................  1,971,389
                       Total.......................  $5,885,502


11.   EMPLOYEE BENEFIT PLAN

Effective January 1, 1993, the Bank adopted a noncontributory, defined contribution plan. The plan is established in accordance with IRS code Section 401(K) and employees are eligible to participate after three months of employment. The Bank did not make a contribution for the periods ending September 30, 1995 and 1994.

12.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to directors, executive officers, employees, and their associates. These transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. Directors and executive officers were indebted to the Bank for loans totaling $7,178,576 at September 30, 1995, and $4,463,170 at September 30, 1994. These amounts include loans of family members or businesses indirectly associated with directors or officers. Similarly the Bank occasionally contracts for services from certain companies related indirectly or directly to board members.




13.   COMMITMENTS AND CONTINGENCIES

At September 30, 1995 and 1994, the Bank was contingently liable for undrawn loan commitments and outstanding letters of credit amounting to $47,507,03713 and $45,708,594, respectively. Included in the total are stand-by letters of credit of $2,606,281 in 1995 and $2,636,484 in 1994.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties.

All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and stand-by letters of credit were granted primarily to commercial borrowers. The Bank does not extend credit to any single borrower or group or related borrowers in excess of their legal lending limit.

The Bank is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position.

14.   INCENTIVE STOCK OPTION PLAN

On October 31, 1985, the shareholders approved a qualified incentive stock option plan and reserved 105,000 shares of the Bank's common stock for the granting of options to key employees. Under the terms of the plan, options may be granted at not less than fair market value at date of the grant. Individual employees may not be granted options in excess of $100,000 per year. The options are exercisable for a period of ten years from the date of the grant and may not be exercised before a specified date.

As of September 30, 1995, options granted for the purchase of 101,987 shares under the plan, adjusted for the 1987 four-for-one stock split, the 1989 five percent stock dividend, the 1995 five percent stock dividend and options exercised, are as follows:


        Earliest Year                Shares Subject             Option Price
         Exercisable                   to Option                 Per Share

           1986                          2,775                $ 4.53
           1987                          7,497                $ 4.53 - $ 6.13
           1988                         10,584                $ 4.53 - $16.52
           1989                         12,348                $ 4.53 - $19.09
           1990                         13,008                $ 4.53 - $19.09
           1991                         17,396                $ 6.13 - $21.72
           1992                         17,230                $ 6.13 - $21.72
           1993                         14,583                $ 6.13 - $21.72
           1994                          3,558                $ 6.13 - $21.72
           1995                          3,008                $15.24 - $21.72



15.   STOCK PLANS

Dividend Reinvestment and Stock Purchase Plan

The Dividend Reinvestment and Stock Purchase Plan (DRSP) of FB&T Financial Corporation (the Company) provides each registered holder of Company common stock with a simple and convenient method of investing cash dividends in additional shares of Company common stock without fees of any kind at a 5 percent discount from the market price. Participants also may make optional cash payments to purchase shares of Company common stock at 100 percent of market value. The Company reserved for issuance 200,000 shares of Company common stock for use under the DRSP and registered such shares with the Securities and Exchange Commission (the Commission). Two investment options are available to shareholders: (1) the Company may be directed to invest cash dividends on all of the shares then or subsequently held by the shareholder for the purchase of additional shares of (ii) the Company may be directed to invest cash dividends on all of the shares then or subsequently held by the shareholder, and also to purchase additional shares with optional cash payment by the shareholder of at least $100 but not more than $5,000 per quarter.

Non-Employee Director Stock Compensation Plan

Effective June 15, 1994, the Company implemented a Non-Employee Director Stock Compensation Plan (the "Option Plan"). Under this plan, each Director who is not an employee of the Company or its subsidiary will receive an option grant covering 1,000 shares of Company common stock on June 15, of each year during the five-year term of the Plan. The first grant under the Plan was made on June 15, 1994. The exercise price of awards are fixed at the fair market value of the shares on the date the option is granted. A total of 40,000 shares of common stock have been registered with the Commission and may be granted under the option plan during its term. The options granted under the Option Plan are not exercisable for six months from the date of grant except in the case of death or disability. Options that are not exercisable at the time a director's services on the Board terminated for reasons other than death, disability or retirement in accordance with the Company's policy will be forfeited. The purpose of the plan is to promote a greater identity of interest between non-employee directors and the Company's shareholders by increasing each participant's proprietary interest in the Company through the award of options to purchase Company common stock.

1995 Employee Stock Purchase Plan

Effective January 1, 1995, the Company implemented its 1995 Employee Stock Discount Plan (the "Discount Plan"). This plan provides eligible employees with a simple and convenient method for investing in Company common stock at a 15 percent discount. The purpose of the Plan is to increase employee interest and productivity through ownership of common stock. The Discount Plan will be in effect for the calendar years 1995 through 1999. A total of 50,000 shares of common stock have been registered with the Commission for issuance under the Discount Plan. Eligible employees of the Company and its participating subsidiaries may purchase common stock through payroll deduction. The price of the shares purchased will be the lesser of 85 percent of the market price of the shares as determined under the Discount Plan at January 1 of the calendar year of purchase of 85 percent of the market price of the shares as determined under the Discount Plan at December 31 of the calendar year of purchase. The Discount Plan operates on a calendar year basis. Eligible employees are determined at each January 1 and provided with the right to purchase shares of common stock at the following December 31 with their payroll deductions made for the calendar year. Payroll deductions may be made at any rate from 2 percent through 15 percent of base pay and may also be made from bonuses paid in December. Shares of Common Stock are purchased as of December 31 of each calendar year the Discount Plan is in effect.





16.   STOCK SALES FOR THE LAST TWO YEARS

The common stock of the Corporation is traded on the Nasdaq Stock Market under the symbol FBTC. The prices listed below are the high and low sales prices for common shares during the last two years.



                                                                 Price
             Dated                                         Low           High
      07/01/93 - 09/30/93    ..........................  $  11.00       $  13.00
      10/01/93 - 12/31/93    ..........................  $  15.75       $  16.00
      01/01/94 - 03/31/94    ..........................  $  14.00       $  15.75
      04/01/94 - 06/30/94    ..........................  $  14.00       $  16.00
      07/01/94 - 09/30/94    ..........................  $  16.25       $  16.50
      10/01/94 - 12/31/94    ..........................  $  15.25       $  17.25
      01/01/95 - 03/31/95    ..........................  $  16.00       $  17.25
      04/01/95 - 06/30/95    ..........................  $  16.00       $  18.00
      07/01/95 - 09/30/95    ..........................  $  17.00       $  19.75



The shares traded prior to the December 22, 1993 public offering were not traded on Nasdaq and occurred infrequently on a local basis and generally involved a small number of shares. Such transactions may not be representative of all transactions during the indicated periods or the actual fair market value of the common stock at the time of such transactions due to the infrequency of trades and the limited market for the common stock.

17.   FIVE-YEAR SUMMARY OF OPERATIONS
        (In thousands)



For the periods ended September 30,                  1995            1994                1993              1992            1991
Operating Income                                 $    13,379      $    10,316       $     8,091      $     7,637      $     7,466
Operating Expenses                                    10,659            7,787             6,043            7,046            7,426
Income Before Taxes                                    2,720            2,529             2,048              591               40
Income Taxes                                             907              806               655              198                8
Net Income                                       $     1,813      $     1,723       $     1,393      $       393      $        32

Net Income Per Share                             $      1.44      $      1.36       $      1.36      $      0.40      $      0.04

Weighted Average Number of Shares                  1,256,384        1,268,485         1,026,049          994,698          914,170



*Earnings per Common Share were computed based on the assumption that all stock dividends issued or declared and stock splits for the periods covered were outstanding for the entire period.

18.   CASH DIVIDENDS

During the first nine months of 1995, The Board of Directors declared three quarterly cash dividends of $0.154 per share each, for a year-to-date total of $0.462 per share.

During 1994, the Board of Directors declared four quarterly cash dividends of $0.56 per share.

19.   STOCK DIVIDENDS

On April 20, 1995, the Board of Directors declared a five percent stock dividend on its Common Stock. On May 15, 1995, shareholders received one additional share of stock for each twenty shares held. Earnings per share and weighted average shares outstanding have been restated to reflect the five percent stock dividend.

20.   SUBSEQUENT EVENTS

At it's regular  Board of Directors  meeting on October 19, 1995 FB&T  Financial
Corporation   declared  a  quarterly  cash  dividend  of  $0.154  per  share  to stockholders of record November 1, 1995 payable on November 15, 1995.

21.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Short-Term Investment

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities and Securities Available for Sale

Fair value are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable

For certain homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of demand deposits, savings account, and certain month market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.


21.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)

Commitments to Extend Credit, Stand-by Letters of Credit, and Financial Guarantees Written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

Unrecognized financial instrument accrual and deferral fees were not considered material.

The estimated fair value of the Bank's financial instruments are as follows:




                                           1995 (In Thousands)         1994 (In Thousands)


                                           Carrying       Fair         Carrying       Fair
                                           Amount         Value        Amount         Value
         Financial assets:
         Cash and short term
          investments                   $ 51,254        $ 51,254       $ 15,826     $ 15,826
         Securities                       37,946          38,201         47,976       47,622
                                        $ 89,200        $ 89,455       $ 63,802     $ 63,448
         Loans                           144,038         139,798        129,953      126,333
         Less allowance for
          loan losses                     (1,416)              -         (1,297)           -
         Net loans                      $142,622        $139,798       $128,656     $126,333
         Total financial assets         $231,822        $229,253       $192,458     $189,781

         Financial liabilities:
         Deposits                       $ 200,945        196,314        174,787      171,898
         Short-term borrowings                  -              -          2,765        2,765
         Securities sold not owned         25,481         25,481          9,751        9,751
         Total financial liabilities      226,426        221,795        187,303      184,414




22.   CONDENSED FINANCIAL STATEMENT - PARENT COMPANY ONLY





                                                         Balance Sheets
                                                  September 30, 1995 and 1994
                                                          (Unaudited)

                                                                       1995              1994
         Assets
          Cash                                                     $    17,858      $         -
          Investment in Bank Subsidiary                             17,211,455       15,410,860
        Total Assets                                               $17,229,313      $15,410,860

        Liabilities and Shareholders' Equity
           Shareholders Equity
           Common Stock                                            $ 1,546,854        1,472,821
           Surplus                                                   7,993,460        7,715,123
           Retained Earnings                                         7,711,809        6,363,579
           Net Unrealized Loss on Available for Sale Securities        (22,810)        (140,663)
        Total Shareholders' Equity                                  17,229,313       15,410,860
        Total Liabilities and Shareholders' Equity                 $17,229,313      $15,410,860



                                                      Statements of Income
                                                  September 30, 1995 and 1994

                                                                       1995              1994
        Dividend Income                                            $   606,000      $   164,956
        Equity in Undistributed Income in Bank Subsidiary            1,206,536        1,558,305
        Net Income                                                 $ 1,812,536        1,723,261





<CPTION>

                                                    Statements of Cash Flows
                                                  September 30, 1995 and 1994

                                                                       1995              1994
        Cash Flows from Operating Activities:
         Net Income                                                $ 1,812,536      $ 1,723,261
         Undistributed Earnings in Bank Subsidiary                  (1,206,536)      (1,558,305)
         Net Cash Provided by Operating Activities                 $   606,000      $   164,956
        Cash Flows from Financing Activities
         Cash Dividends Paid                                          (552,400)        (164,956)
         Exercise of Stock Options                                      17,415                -
         Repurchase of Company Stock                                         -                -
        Net Increase in Cash                                           (53,157)               -
        Cash, Beginning of Period                                            -                -
        Cash, End of Period                                        $    17,858                -

        Schedule of NonCash Investing and Financing Activities:
         Stock dividend                                            $ 1,068,282      $         -

        *The Holding Company was formed on July 1, 1994.





                                   FORM 10-QSB

                           FB&T FINANCIAL CORPORATION

               MANAGEMENT'S' DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITIONS AND RESULTS OF OPERATIONS


The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the period included in accompanying consolidated financial statements.

Results of Operations

For the three month period ended September 30, 1995, the Company recorded quarterly earnings of $663 thousand, or $0.53 per share. This compares with $643 thousand or $0.51 per share for the third quarter of 1994. For the year to date, the Company posted net income of $1,813 thousand or $1.44 per share compared to $1,723 thousand, or $1.36 per share, for the same period in 1994. Per share calculations reflect a five percent stock dividend issued on May 15, 1995. Shareholders received one additional share of stock for each twenty shares held. Earnings per share and weighted average shares outstanding have been restated to reflect the five percent stock dividend.

Net interest income for the quarter ended September 30, 1995 was $2,478 thousand compared with $2,118 thousand for the same period in 1994, an increase of 17.0%. Year to date, the Company recorded net interest income of $7,228 thousand compared to $5,946 thousand for the period ended September 30, 1994. This represents an increase of 21.6%. This increase can primarily be attributed to growth in earning assets and effective management of interest rate margins. The environment of stable interest rates and effective asset/liability management have created a positive affect on the net interest margin, which increased from 4.8% at September 30, 1994 to 5.2% at September 30, 1995, as earning assets have tended to reprice at a faster rate than interest bearing liabilities. Additionally, average earning assets for the quarter grew from $176.6 thousand to $205.6 thousand, an increase of 16.4%, compared to the third quarter of 1994.

Total non-interest income for the quarter increased 25.8% from $488 thousand at September 30, 1994 to $614 thousand at September 30, 1995. The primary components of this increase are service charges and fees on deposit accounts resulting from the growth in volume of deposit accounts. For the nine month period ended September 30, 1995, total non-interest income was $1,780 thousand compared to $1,464 thousand at September 30, 1994, this represents an increase of 21.6%. These increases offset a decrease in gains earned on mortgages sold during this same time period. Gain on sale of mortgages contributed $122 thousand to non-interest income in the first nine months of 1994 compared to $106 thousand in the first nine months of 1995. This decline reflects the negative affect of increased interest rates on mortgage refinancing. There were no securities gains or losses realized in the first six months of 1995.

Compared to the third quarter 1994, non interest expense increased $2528,000, or 33.7% at September 30, 1995. The primary components of increased other operating expenses is personnel and occupancy expense which increased 25.2% and 34.3%, respectively compared to the third quarter of 1994. For the year to date, non-interest expense increased 26.9% from $4,847 thousand at September 30, 1994 to $6,153 at September 30, 1995.

This increase reflects the significant expansion of the Company's branch network and the attendant increases in staff necessary to support the expanded deposit base. The Company has expanded from seven branches at March 31, 1994 to eleven branches today. This expansion has enhanced coverage of the Company's primary market areas of Fairfax and Prince William Counties.

Financial Condition

FB&T Financial Corporation has attained annual growth rates averaging above 20% for the last seven years attributed to maintaining strong internal growth and undertaking select acquisitions. As of September 30, 1995, total assets were $244.6 million, an increase of 20.3% from the comparable period in 1994. Total deposits were $200.9 million at September 30, 1995 compared to $175 million at September 30, 1994, an increase of 15.0%. This increased funding base has supported substantial growth in the portfolio of earning assets. When compared to September 30, 1994, loans outstanding have increased 12.0% to $144 million while investments in securities have decreased 20.5% from $48 million to $37.9 million during this same time period. Average earning assets year to date increased 16.4% compared to September 30, 1994.

Non-performing assets include non-accrual loans, restructured loans and foreclosed properties. Non-accrual loans are loans on which interest accruals have been discontinued and restructured loans are loans whereby a borrower has been granted a concession on the interest rate or the original repayment terms because of the deteriorating financial condition of the borrower. Total non performing assets were $4.6 million at September 30, 1995, an increase of 47.7% from September 30, 1994. At September 30, 1995, non-performing assets consisted entirely of twelve OREO properties in the aggregate amount of $2.9 and eight non-accrual loans totaling $1.7 million. Non-performing assets as percentage of total assets was 1.9% at September 30, 1995, which is a slight increase from September 30, 1994, ratio of 1.5%.



Capital Resources

The Company's capital position continues to exceed regulatory guidelines and the Company is classified as a "well capitalized institution" under federal banking regulations. At September 30, 1995 the Company's ratio of total capital to risk-weighted assets was 10.96%, Tier-1 Capital to risk weighted assets was 9.97% and the leverage ratio, which compared Tier-1 Capital to total assets was 5.84%. These ratios are well above the regulatory minimum of 8.0%, 4.0% and 4.0%, respectively. Book value at September 30, 1995 was $13.92 compared to $12.46 at September 30, 1994, and the Company's third quarter cash dividend of $0.154 per share was paid in August. The Company paid a five percent stock dividend May 15 to shareholders of record on May 1. This plus a modest amount of stock options exercised, increased the shares outstanding to 1,237,483.

                           Part II - Other Information



Item 1   - Legal Proceedings

The Company is party to legal proceedings in the normal course of business.

Item 2 - Changes in Securities

On February 3, 1994, 3,150 shares of common stock were purchased by the company and retired. This purchase represents less than five percent of total shares outstanding. This total number of shares outstanding to 1,175,107. On May 15, 1995 the Company paid a five percent stock dividend shareholders of record on May 1, received one additional share of stock for each twenty shares held, which increased the total shares outstanding to 1,233,643 as of June 30, 1995. In August, a 3840 shares were issued to exercise options which have been granted pursuant to the Company's Incentive Stock Option Plan.

Item 3 - Defaults Upon Senior Securities

None

Item 4 - Submission of Matters to a Vote of Security Holders

None

Item 5 - Other Information

None

Item 6 - Exhibits and Reports on Form 8-K

None

                                  SIGNATURE(S)


                  Pursuant to the requirements of the Securities Exchange Act of 1934. Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                           FB&T FINANCIAL CORPORATION


Dated:  November 13, 1995                   By:
                                                 Ramona W. Rodriguez
                                                 Chief Financial Officer

                                  APPENDIX VII



                                                                   APPENDIX VII
                                                                   ARTICLE 15.
                               DISSENTERS' RIGHTS
     (SECTION MARK)13.1-729. DEFINITIONS. -- In this article:
     "CORPORATION" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.
     "DISSENTER" means a shareholder who is entitled to dissent from corporate action under (section mark)13.1-730 and who exercises that right when and in the manner required by (section mark)13.1-732 through (section mark)13.1-739.
     "FAIR VALUE," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
     "INTEREST" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
     "RECORD SHAREHOLDER," means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
     "BENEFICIAL SHAREHOLDER" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.
     "SHAREHOLDER" means the record shareholder or the beneficial shareholder. (SECTION MARK)13.1-730. RIGHT TO DISSENT. -- A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:
          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by (section mark)13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under (section mark)13.1-719;
          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;
          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:
            1. The articles of incorporation of the corporation issuing such shares provide otherwise;

            2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:
                a. Cash;
                b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or
                c. A combination of cash and shares or membership interests as set forth in subdivisions 2a and 2b of this subsection; or
          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in (section mark)13.1-725.
     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:
          1. The proposed corporate action is abandoned or rescinded;
          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or
          3. His demand for payment is withdrawn with the written consent of the corporation.
     (SECTION MARK)13.1-731. DISSENT BY NOMINEES AND BENEFICIAL OWNERS. -- A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
          B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:
              1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
              2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.
     (SECTION MARK)13.1-732. NOTICE OF DISSENTERS' RIGHTS. -- A. If proposed corporate action creating dissenters' rights under (section mark)13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.
     B. If corporate action creating dissenters' rights under (section mark)13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in (section mark)13.1-734.
     (SECTION MARK)13.1-733. NOTICE OF INTENT TO DEMAND PAYMENT. -- A. If proposed corporate action creating dissenters' rights under (section mark)13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.
     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.
     (SECTION MARK)13.1-734. DISSENTERS' NOTICE. -- A. If proposed corporate action creating dissenters' rights under (section mark)13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of (section mark)13.1-733.
     B. The dissenters' notice shall:
          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;
          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and
          5. Be accompanied by a copy of this article.
     (SECTION MARK)13.1-735. DUTY TO DEMAND PAYMENT. -- A. A shareholder sent a dissenters' notice described in (section mark)13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to paragraph 3 of subsection B of (section mark)13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.
     B. The shareholder who deposits his share pursuant to subsection A of this section retains all other rights of the shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.
     C. A shareholder who does not demand payment and deposits his share certificates where required each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.
     (SECTION MARK)13.1-736. SHARE RESTRICTIONS. -- A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.
     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.
     (SECTION MARK)13.1-737. PAYMENT. -- A. Except as provided in
(section mark)13.1-738, within thirty days after receipt of a payment demand made pursuant to (section mark)13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.
     B. The payment shall be accompanied by:
            1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;
            2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;
            3. A statement of the dissenters' right to demand payment under (section mark)13.1-739; and
            4. A copy of this article.
     (SECTION MARK)13.1-738. AFTER-ACQUIRED SHARES. -- A. A corporation may elect to withhold payment required by (section mark)13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.
     B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount of each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under (section mark)13.1-739.
     (SECTION MARK)13.1-739. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER. -- A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate (less any payment under (section mark)13.1-737), or reject the corporation's offer under (section mark)13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under (section mark)13.1-737 or offered under (section mark)13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.
     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.
     (SECTION MARK)13.1-740. COURT ACTION. -- A. If a demand for payment under (section mark)13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth were the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provision of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.
     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
     F. Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under (section mark)13.1-738.
     (SECTION MARK)13.1-741. COURT COSTS AND COUNSEL FEES. -- A. The court in an appraisal proceeding commenced under (section mark)13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expense of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under
(section mark)13.1-739.
     B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:
            1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of (section mark)13.1-732 through (section mark)13.1-739; or
            2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the right provided by this article.
     C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.
     D. In a proceeding commenced under subsection A of (section mark)13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceedings, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As permitted by the Virginia Stock Corporation Act (Virginia Code sections 13.1-601 et seq.) (the "Act"), Article VII of the Registrant's Articles of Incorporation provides:

                  Each director and officer shall be indemnified by the corporation against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been such director or officer, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith. Except in relation to matters as to which he shall have been finally adjudged to be liable by reason of having been guilty of gross negligence or willful misconduct in the performance of his duties as such director or offices. In the event of any other judgment against such director or officer or in the event of a settlement, the indemnification shall be made only if the corporation shall be advised, in case none of the persons involved shall be or has been a director of the corporation, by the Board of Directors, and otherwise by independent counsel to be appointed by the Board of Directors, that in its or his opinion such director or officer was not guilty of gross negligence or willful misconduct in the performance of his duties and, in the event of a settlement, that such settlement was, or if still to be made is, in the best interests of the corporation. If the determination is to be made by the Board of Directors, it may rely, as to all questions of law, on the advice of independent counsel. Every reference herein to director or officer shall include every director or officer or former director or officer of the corporation and every person who may have served at its request as a director or officer of another corporation in which the corporation owns shares of stock or of which it is a creditor or, in case of a non-stock corporation, to which the corporation contributes and, in all of such cases, his executors and administrators. The right of indemnification hereby provided shall not be exclusive of any other rights to which any director or officer may be entitled. The aforesaid indemnification shall also apply to an employee or agent of the corporation.

Section 13.1-698 of the Act provides:

                  Unless limited by its Articles of Incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he is a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Section 13.1.702 of the Act extends such rights to indemnification to officers of the corporation.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibit Index

Exhibit No.                Description of Exhibit

         1                 Not Applicable

Exhibit No.                Description of Exhibit




         8.1               Tax  opinion  of  LeClair  Ryan,  A
                           Professional Corporation, regarding the tax-free nature of the merger between F&M and FB&T.

         23.1 Consent of Yount, Hyde & Barbour, P.C., as accountants for F&M.

         23.2 Consent of Thompson, Greenspon & Co., P.C., as accountants for FB&T.




         99.1 The manually signed report, dated January 31, 1995, of Yount, Hyde & Barbour, P.C. as accountants for F&M will be kept on file in the offices of F&M.

         99.2 The manually signed report, dated January 25, 1995, of Thompson, Greenspon & Co., P.C. as accountants for FB&T will be kept on file in the offices of F&M.

         99.3              Form of proxy of FB&T Financial Corporation.

         (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

ITEM 22.  UNDERTAKINGS

         (a)      Item 512 of Regulation S-K.

         RULE 415 OFFERINGS. The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         REGISTRATION ON FORM S-4. (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         REQUEST FOR ACCELERATION OF EFFECTIVE DATE OR FILING REGISTRATION STATEMENT ON FORM S-8. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)      Item 22(b) of Form S-4

                  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (c)      Item 22(c) of Form S-4

                  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Winchester, Commonwealth of Virginia on February 23, 1996.

                                      F&M NATIONAL CORPORATION


                                      By:      /s/  JACK R. HUYETT
                                               Jack R. Huyett, President and
                                               Chief Administrative Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



    SIGNATURE                               CAPACITY                         DATE


/s/  W. M. FELTNER                Chairman of the Board and Chief       February 23, 1996
W. M. Feltner                     Executive Officer and Director
                                  (Principal Executive Officer)


/s/  JACK R. HUYETT               President and Chief Administrative    February 23, 1996
Jack R. Huyett                    Officer and Director



/s/  ALFRED B. WHITT              Senior Vice President and             February 23, 1996
Alfred B. Whitt                   Secretary (Principal Financial and
                                  Accounting Officer)


/s/  FRANK ARMSTRONG*              Director                              February 23, 1996
Frank Armstrong



/s/  JAMES L. BOWMAN*              Director                              February 23, 1996
James L. Bowman



/s/  BETTY H. CARROLL*             Senior Vice President and Director    February 23, 1996
Betty H. Carroll



/s/  WILLIAM H. CLEMENT*           Director                              February 23, 1996
William H. Clement



                                  Director
William R. Harris



                                  Director
L. David Horner, III



                                  Director
William A. Julias



/s/  GEORGE L. ROMINE*             Director                              February 23, 1996
George L. Romine



/s/  JOHN S. SCULLY, III*          Director                              February 23, 1996
John S. Scully, III



                                  Director
J. D. Shockey, Jr.



                                  Director
Fred G. Wayland, Jr.



                                  Director
C. Ridgely White



/s/  F. DIXON WHITWORTH, JR.*      Director                              February 23, 1996
F. Dixon Whitworth, Jr.



*Alfred B. Whitt by signing his name hereto, does sign this document on behalf of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

By: /s/ ALFRED B. WHITT
        Alfred B. Whitt, Attorney-in-fact
